PROSPECTUS SUPPLEMENT                               Filed Pursuant to Rule 424b2
(To Prospectus Dated June 18, 1999)                   Registration No. 333-76595

                                  $430,000,000

                               PREMIER PARKS INC.

                                     [LOGO]

                          9 3/4% SENIOR NOTES DUE 2007
________________________________________________________________________________

We are offering $430.0 million in aggregate principal amount of our 9 3/4% Senior Notes due 2007. We will pay interest on the notes twice a year on June 15 and December 15, beginning on December 15, 1999.

We may redeem all or part of the notes at the redemption prices and on the conditions specified in this prospectus supplement under "Description of Notes--Optional Redemption."

The notes will be senior unsecured obligations of Premier Parks Inc. The notes will not be guaranteed by our subsidiaries.

The offering of the notes is being made in order to fund the tender offers by Premier Parks Operations Inc. and Six Flags Theme Parks Inc., our two primary operating subsidiaries, for up to $375.0 million aggregate principal amount of their outstanding notes. The completion of the tender offers is conditioned, among other things, upon the sale of the notes in this offering. The remaining proceeds from the sale of the notes will be used to pay premiums, including consent fees, associated with the tender offers (estimated to be approximately $38.7 million), and to pay tender offer fees and expenses.

     INVESTING IN THE NOTES INVOLVES RISKS--RISK FACTORS BEGIN ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 8 OF THE ACCOMPANYING PROSPECTUS.

                                                                                        PER NOTE        TOTAL
                                                                                       -----------  --------------
Public Offering Price................................................................      99.773%  $  429,023,900
Underwriting Discount................................................................       2.000%  $    8,600,000
Proceeds to Premier Parks Inc. (before expenses).....................................      97.773%  $  420,423,900

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Underwriters expect to deliver the notes on or about June 30, 1999.

________________________________________________________________________________

LEHMAN BROTHERS

      SALOMON SMITH BARNEY

               GOLDMAN, SACHS & CO.

                      MERRILL LYNCH & CO.

                               MORGAN STANLEY DEAN WITTER

                                      ING BARINGS

                                             ALLEN & COMPANY INCORPORATED

                                                    BNY CAPITAL MARKETS, INC.

June 24, 1999

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                                PAGE
                                                                                                                -----
Special Note on Forward-Looking Statements.................................................................         S-3
Prospectus Supplement Summary..............................................................................         S-4
Risk Factors...............................................................................................        S-12
Use of Proceeds............................................................................................        S-12
Capitalization.............................................................................................        S-13
Historical and Pro Forma Financial and Operating Data......................................................        S-14
Management's Discussion and Analysis of Financial Condition and Results of Operations......................        S-18
Business...................................................................................................        S-30
Management.................................................................................................        S-39
Description of Notes.......................................................................................        S-45
Description of Other Indebtedness..........................................................................        S-79
Certain United States Federal Income Tax Considerations....................................................        S-82
Underwriting...............................................................................................        S-85
Legal Matters..............................................................................................        S-86

                                                       PROSPECTUS
About This Prospectus......................................................................................           3
Where You Can Find More Information........................................................................           3
Special Note On Forward-Looking Statements.................................................................           4
Premier Parks Inc..........................................................................................           5
Risk Factors...............................................................................................           8
Consolidated Ratio of Earnings to Fixed Charges and Consolidated Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends....................................................................          14
Use Of Proceeds............................................................................................          14
Unaudited Pro Forma Statement of Operations and Other Data.................................................          15
Description of Debt Securities.............................................................................          20
Description of Common Stock................................................................................          26
Description of Preferred Stock.............................................................................          28
Description of Warrants....................................................................................          33
Description of Units.......................................................................................          34
Plan Of Distribution.......................................................................................          35
Legal Matters..............................................................................................          36
Experts....................................................................................................          36

    You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    Some of the statements contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

    - the success or failure of our efforts to implement our business strategy

    - the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus

    We do not have any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors" in this prospectus supplement and the accompanying prospectus. You should carefully consider the information set forth under the caption "Risk Factors" in this prospectus supplement and the accompanying prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus supplement or the accompanying prospectus might not occur.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. IN THIS PROSPECTUS SUPPLEMENT, WE REFER TO PREMIER PARKS INC. AND ITS SUBSIDIARIES AS "WE," "THE COMPANY" OR "PREMIER," UNLESS THE CONTEXT CLEARLY INDICATES OTHERWISE.

                                  THE COMPANY

    GENERAL

    We are the largest regional theme park operator and the second largest theme park company in the world, based on 1998 attendance of approximately 38.7 million. We operate 34 regional parks, located in geographically diverse markets with concentrated populations across the United States, as well as in Mexico, France, Belgium and The Netherlands. Our parks include 16 of the 50 most highly attended theme parks in North America. Our theme parks serve 9 of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

    Since 1992, we have made numerous acquisitions of theme parks and have achieved significant internal growth. In April 1998, we acquired all of the Six Flags parks, consisting of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the Six Flags theme parks). In March 1998, we expanded our operations internationally by acquiring the European-based Walibi theme park operations, which included three parks located in France, two in Belgium and one in The Netherlands. We have continued our expansion in 1999 by acquiring Reino Aventura, a theme park in Mexico City, Mexico, White Water Atlanta, a water park located near Atlanta, Georgia, and Splashtown, a water park located near Houston, Texas. These 1998 and 1999 park acquisitions have greatly expanded our operations, which previously consisted of nine regional theme parks (seven of which include a water park component) and four water parks at locations across the United States.

    During the 1998 operating season, the U.S. parks we owned or operated drew, on average, approximately 75% of their patrons from within a 100-mile radius, with approximately 36% of visitors utilizing group and other pre-sold tickets and approximately 23% utilizing season passes. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. Our theme parks offer more than 800 rides, including more than 90 roller coasters, making us the leading operator of thrill rides in the industry.

    Six Flags has operated regional theme parks under the Six Flags name for over thirty years and has established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, for the 1998 season we began using the Six Flags name at one of our other parks (Six Flags Kentucky Kingdom) and we have added the name to four additional parks for the 1999 season (Six Flags Elitch Gardens, Six Flags America (formerly Adventure World), Six Flags Darien Lake and Six Flags Marine World).

    As part of our Six Flags acquisition, we obtained the exclusive license for theme park usage throughout the United States (except the Las Vegas metropolitan area) and Canada of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. Since 1991, these characters have been used to market the Six Flags parks and to provide visitors with an enhanced family entertainment experience. Our license, which applies to all of our current U.S. theme parks, as well as parks we may acquire that meet certain criteria, includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions, and in retail outlets. Since the Six Flags acquisition, we have continued making extensive use of these characters at the Six Flags parks and, commencing in 1999, we have added the characters at many of our other U.S. parks. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    Since 1989, under our current management we have assumed control of 33 parks and have achieved significant internal growth. For example, during 1998, the 13 parks which we controlled prior to the acquisitions of Six Flags, Walibi, Reino Aventura, White Water Atlanta and Splashtown achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 14.4%, 20.3% and 35.0%, respectively, as compared to 1997.

    We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to our largest parks.

    Our senior and operating management team has extensive experience in the theme park industry. Our nine senior executive officers have over 150 years aggregate experience in the industry and our twenty-five general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at parks we operate.

    According to AMUSEMENT BUSINESS, total North American amusement/theme park attendance in 1998 was approximately 265-270 million. Total attendance for the 50 largest parks in North America was 165.7 million in 1998, compared to 145.0 million in 1994, representing a compound annual growth rate of 3.4%. The Company believes that this growth reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010, and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

STRATEGY

    Our strategy for achieving continued growth includes pursuing growth at our existing parks, expanding our parks, and making selective acquisitions.

    PURSUING GROWTH AT OUR EXISTING PARKS

    We believe there are substantial opportunities for continued growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

    - adding rides and attractions and improving overall park quality

    - adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks

    - enhancing marketing and sponsorship programs

    - increasing group sales, season passes and other pre-sold tickets

    - using ticket pricing strategies to maximize ticket revenues and park utilization

    - adding and enhancing restaurants and merchandise and other revenue outlets

    - adding special events

    Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

    EXPANDING OUR PARKS

    We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues, in order to increase attendance and per capita spending. For example, for the 1998 season we constructed a hotel at our Darien Lake park to supplement the existing campgrounds, and in 1998 we purchased campgrounds and a hotel adjacent to Geauga Lake. Further, we are adding a water park to Six Flags St. Louis for the 1999 season and plan to add a water park to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. We own additional acreage which is suitable for development at many of our parks. For example, we own over 1,500 undeveloped acres adjacent to Six Flags Great Adventure and 400 acres adjacent to Six Flags America (formerly Adventure World) suitable for additional complementary purposes.

    MAKING SELECTIVE ACQUISITIONS

    The regional theme park industry is highly fragmented. We believe that, in addition to our recent acquisitions, there are numerous acquisition opportunities, both in the U.S. and abroad, through which we can further expand our business. While we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

    We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have generally not been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

    - exercise group purchasing power (for both operating expenses and capital assets)

    - use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics

    - attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and marketing partners

    - achieve administrative economies of scale

    - recruit and retain superior management

    - use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration

ADDRESS

    Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500, and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                               THE TENDER OFFERS

    On May 27, 1999, each of Premier Parks Operations Inc. ("Premier Operations") and Six Flags Theme Parks Inc. ("SFTP"), our two primary operating subsidiaries, commenced tender offers to purchase up to $375.0 million aggregate principal amount of their outstanding notes.

    Premier Operations is offering to purchase for cash all of its outstanding 12% Series A Senior Notes due 2003. These notes were originally issued in August 1995 in the aggregate principal amount of $90.0 million, all of which remains outstanding. SFTP is offering to purchase for cash all of its outstanding
12 1/4% Senior Subordinated Discount Notes due 2005. These notes were originally issued in June 1995 in the aggregate principal amount at maturity of $285.0 million, all of which remains outstanding. The consummation of the tender offers is conditioned, among other things, upon our sale of the notes being offered pursuant to this prospectus supplement and the accompanying prospectus.

    Concurrent with their respective tender offers, Premier Operations and SFTP have obtained consents to the adoption of certain proposed amendments to the indentures governing the Premier Operations and SFTP notes which, upon consummation of the tender offers, will eliminate certain restrictive covenants and other provisions contained in such indentures.

    As a condition to the consummation of the tender offers, the Premier and Six Flags credit facilities have been amended to permit Premier Operations and SFTP to pay dividends to Premier to fund interest payments on the notes offered hereby.

    We intend to use the proceeds from the sale of the notes offered pursuant to this prospectus supplement and the accompanying prospectus to fund these tender offers and consent solicitations. We expect to consummate the tender offers concurrently with the sale of the notes offered hereby.

    As of the date of this prospectus supplement, $285.0 million principal amount of the SFTP notes and $87.5 million of the Premier Operations notes have been tendered.

    The following table sets forth the expected sources and uses of funds from this offering (assuming that 100% of the Premier Operations and SFTP notes are tendered and purchased in the tender offers):

                                                                                    AMOUNT
SOURCES                                                                         (IN THOUSANDS)
------------------------------------------------------------------------------  --------------
Notes offering................................................................   $    429,024
                                                                                --------------
                                                                                --------------

USES
------------------------------------------------------------------------------
Purchase of Premier Operations 12% notes......................................   $    100,050(1)
Purchase of SFTP 12 1/4% notes................................................        319,150(1)
Offering fees, expenses and discounts and tender offer fees and expenses......          9,824(2)
                                                                                --------------
Total.........................................................................   $    429,024
                                                                                --------------
                                                                                --------------

------------------------

(1) Includes estimated premiums, including consent fees, associated with the tender offers (estimated to be approximately $38.7 million) and accrued interest on the tendered notes (estimated to be approximately $5.5 million in the aggregate).

(2) If 100% of the Premier Operations and SFTP notes are tendered in the tender offers, the Company estimates that it will be required to use approximately $0.5 million of existing cash to fund additional expenses.

    Following the consummation of this offering and assuming 100% of each series of notes are tendered and purchased in the tender offers, our capital structure will be:

                      [CHART DETAILING CAPITAL STRUCTURE]

(a) Premier 10% Senior Discount Notes due 2008 in the aggregate principal amount at maturity of $410.0 million (accreted balance of $277.5 million at March 31, 1999). Cash interest will be payable semi-annually after April 1, 2003.

(b) Premier 9 3/4% Senior Notes due 2007 in the aggregate principal amount of $430.0 million offered hereby.

(c) Premier 9 1/4% Senior Notes due 2006 in the aggregate principal amount of $280.0 million. Approximately $70.7 million of the proceeds has been placed in escrow to fund the first six semi-annual interest payments.

(d) Mandatorily convertible into the Company's common stock on April 1, 2001. Requires annual dividends equal to 7 1/2% of the amount outstanding, payable in cash or common stock at the Company's option.

(e) Premier Operations and SFTP are the principal operating subsidiaries of Premier. The credit facilities of these entities have been amended to permit payment of cash dividends to service interest on the $430.0 million Premier notes offered hereby to the extent set forth in "Description of Other Indebtedness."

(f) The proceeds, together with other funds, were used to establish an escrow to provide for the full repayment of the SFEC zero coupon senior notes (omitted from this chart), at or prior to maturity in December 1999.

(g) Includes borrowings of $20.0 million at March 31, 1999 under the $75.0 million revolving credit facility, which must be paid in full once each year.

*   Shaded area denotes this offering.

                             MAY 1999 ACQUISITIONS

    In 1999, we have continued to implement our strategy of expanding our operations through strategic park acquisitions. Our May 1999 acquisitions were comprised of the following:

    REINO AVENTURA. We acquired the Reino Aventura theme park in Mexico City, Mexico for approximately $59.6 million, all of which was paid in cash. There are approximately 22 million people living within 50 miles of the park. Reino Aventura is the largest paid admission theme park in Mexico, based on 1998 attendance of approximately 1.7 million. The park, which first opened in 1982, is located on a site of approximately 107 acres. We intend to re-brand this park as a Six Flags park for the 2000 season in connection with a substantial investment in additional rides and attractions, and expect a significant increase in park performance as a result.

    WHITE WATER ATLANTA. We acquired, through the partnership that owns Six Flags Over Georgia, the White Water Atlanta water park located near Atlanta, Georgia and approximately 20 miles from our Six Flags Over Georgia park. The water park, which is located on a site of approximately 70 acres, had averaged attendance of approximately 600,000 over the five years immediately prior to 1998. In 1998, the park experienced a fall-off in attendance to approximately 385,000 persons after an isolated e-coli bacteria incident caused by a park guest. We believe that appropriate protective measures have been taken to prevent similar incidents in the future. We believe that we can increase attendance and revenues at both White Water Atlanta and our existing Six Flags Over Georgia park through joint season pass and other joint ticketing and marketing programs, and can increase operating efficiencies at both facilities through shared expenses.

    SPLASHTOWN. We acquired the Splashtown water park, located near Houston, Texas and approximately 30 miles from our Six Flags AstroWorld and Six Flags WaterWorld parks. The water park, which is located on a site of approximately 60 acres, had 1998 attendance of approximately 465,000. We believe we can increase attendance and revenues at both Splashtown and our existing Six Flags AstroWorld and Six Flags WaterWorld parks through joint season pass and other joint ticketing and marketing programs, and can increase operating efficiencies at all three facilities through shared expenses.

                                  THE OFFERING

Securities Offered..........  $430,000,000 in aggregate principal amount of 9 3/4% Senior
                              Notes due 2007.

Maturity Date...............  June 15, 2007.

Interest Payment Dates......  June 15 and December 15 of each year commencing December 15,
                              1999.

Ranking.....................  The notes:

                              - are general unsecured obligations of Premier Parks Inc.

                              - are PARI PASSU in right of payment with all our existing and future senior indebtedness

                              - are not guaranteed by our subsidiaries

                              - are effectively subordinated to all indebtedness and other liabilities (including trade payables) of our subsidiaries

                              Assuming consummation of this offering and the full $375.0 million aggregate principal amount of outstanding notes are tendered and purchased in the Premier Operations and SFTP
                              tender offers, as of March 31, 1999, Premier on an
                              unconsolidated basis would have had total outstanding
                              indebtedness with a carrying value of $986.5 million (all of which is senior indebtedness) and Premier's subsidiaries would have had total indebtedness of $1,119.6 million (including
                              $185.4 million of notes which we will repay on or prior to
                              December 15, 1999 with funds already deposited in escrow) and approximately $209.6 million outstanding of other liabilities
                              (other than deferred income taxes).

Optional Redemption.........  On or after June 15, 2003, we may redeem some or all of the notes at any time at the redemption prices listed in the
                              section "Description of Notes" under the heading "Optional
                              Redemption."

                              Before June 15, 2002, we may redeem up to 35% of the aggregate principal amount of notes with the proceeds of certain public offerings of our equity and/or strategic equity investments at the price listed in the section "Description of Notes" under the heading "Optional Redemption."

Mandatory Offer to            If we experience specific kinds of changes in control, we must
Repurchase..................  offer to repurchase the notes at a purchase price equal to
                              101% of the aggregate principal amount of the notes, plus
                              accrued and unpaid interest to the date of purchase. There can be no assurance that we will be able to raise sufficient funds to meet this obligation should it arise. See "Risk
                              Factors--Change of Control Payment" and "Description of
                              Notes--Repurchase at the Option of Holders--Change of
                              Control." We must also offer to repurchase the notes if we sell certain assets and do not reinvest the proceeds from
                              these sales. See "Description of Notes--Repurchase at the
                              Option of Holders--Asset Sales."

Certain Covenants...........  We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our
                              ability and the ability of our subsidiaries, with certain
                              exceptions, to, among other things:

                              - pay dividends or make other restricted payments

                              - incur additional debt or issue preferred stock

                              - engage in sale and leaseback transactions

                              - create or permit to exist liens

                              - incur dividends or other payment restrictions affecting
                              subsidiaries

                              - consolidate, merge or transfer all or substantially all our assets

                              - enter into transactions with affiliates

                              - issue or sell equity interests in subsidiaries

                              - engage in certain business activities

                              For more details, see the section "Description of Notes--Certain Covenants."

Use of Proceeds.............  We intend to apply the net proceeds from this offering to fund the tender offers by Premier Operations and SFTP for up to
                              $375.0 million aggregate principal amount of their outstanding notes, to pay premiums, including consent fees, associated with the tender offers (estimated to be approximately $38.7 million), to pay accrued interest on the tendered notes
                              (estimated to be approximately $5.5 million) and to pay tender offer fees and expenses. See "Use of Proceeds."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS, AS WELL AS THE RISKS SET FORTH IN THE ACCOMPANYING PROSPECTUS, AND ALL OTHER INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE DECIDING TO INVEST IN OUR NOTES.

CHANGE OF CONTROL PAYMENT--WE MAY NOT BE ABLE TO REPURCHASE NOTES UPON A CHANGE
  OF CONTROL.

    If specified change of control events occur, each holder of the notes will have the right to require us, subject to certain conditions, to repurchase all or any part of that holder's notes. See "Description of Notes--Repurchase at the Option of Holders--Change of Control." Prior to repurchasing the notes, however, we may be required to repay all or some of our debt under our other debt arrangements or to obtain consents from the lenders to permit the repurchase. If we cannot repay that debt or obtain the consents necessary under those debt arrangements, we may not be able to repurchase the notes. Also, we may not have sufficient funds available or be able to obtain the financing necessary to make any of the debt payments, including repurchases of the notes, described above.

    If a change of control occurred and we did not have the funds or financing available to make the debt payments and to repurchase the notes, an event of default would be triggered under the indenture governing the notes and certain of our other debt instruments. Each of these defaults could have a material adverse effect on us and the holders of the notes.

HOLDING COMPANY STRUCTURE--ABILITY OF SUBSIDIARIES TO PROVIDE CASH FOR DEBT
  SERVICE ON THE NOTES.

    Premier is a holding company with limited assets, and we conduct substantially all of our operations through our subsidiaries. Substantially all of our income is from our subsidiaries. We will be dependent upon dividends and other distributions from subsidiaries to generate the funds necessary to make payments of principal and interest on the notes.

    The ability of our subsidiaries to pay dividends to us is subject to, among other things, the terms of the various debt instruments already issued by our subsidiaries and which may in the future be issued by them.

    On a pro forma basis, after giving effect to the consummation of this offering and the tender offers (assuming 100% of the outstanding aggregate principal amount of each of the Premier Operations and SFTP notes is tendered and purchased pursuant to the tender offers), our subsidiaries would be able to pay dividends to us of up to approximately $536.5 million in the aggregate under the applicable indentures of such subsidiaries. Under our credit facilities, subject to compliance with certain ratios, SFTP can pay semi-annual dividends to us in an aggregate amount up to $15.9 million (representing 76% of the semi-annual cash interest payments on the notes offered hereby) and Premier Operations can pay semi-annual dividends to us in an aggregate amount up to $5.0 million (representing 24% of the semi-annual cash interest payments on the notes offered hereby). An inability by either SFTP or Premier Operations to make dividend payments to us could result in our inability to meet the cash interest obligations on the notes in the absence of a bank waiver.

                                USE OF PROCEEDS

    We expect the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, to be approximately $420.0 million. We intend to use the net proceeds from this offering to fund the tender offers by Premier Operations and SFTP for up to $375.0 million aggregate principal amount of their outstanding notes, to pay premiums, including consent fees, associated with the tender offers (estimated to be approximately $38.7 million), to pay accrued interest on the tendered notes (estimated to be approximately $5.5 million) and to pay tender offer fees and expenses. If any notes are not so tendered, the excess proceeds will be used for general corporate purposes.

    Pending their ultimate use, any net proceeds from this offering not used in connection with the tender offers may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                 CAPITALIZATION

    The following table sets forth as of March 31, 1999 (i) our actual capitalization, and (ii) our pro forma capitalization after giving effect to the consummation of the tender offers (assuming the full $375.0 million aggregate principal amount of notes is tendered and purchased and $38.7 million of premiums and consent fees are paid) and this offering. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                  MARCH 31, 1999
                                                                            --------------------------
                                                                               ACTUAL      PRO FORMA
                                                                            ------------  ------------

                                                                                   (UNAUDITED)
                                                                              (IN THOUSANDS, EXCEPT
                                                                                  SHARE AMOUNTS)
Cash and cash equivalents.................................................  $    261,372  $    260,896
                                                                            ------------  ------------
                                                                            ------------  ------------
Restricted-use investments(1).............................................  $    321,651  $    321,651
                                                                            ------------  ------------
                                                                            ------------  ------------
Current maturities of long-term debt(2)...................................  $    222,088  $    222,088
                                                                            ------------  ------------
                                                                            ------------  ------------
Long-term debt and capitalized lease obligations (excluding current maturities):
    Premier Operations credit facility....................................  $    188,000  $    188,000
    Six Flags credit facility.............................................       408,500       408,500
    Premier Parks 10% senior discount notes...............................       277,503       277,503
    Premier Parks 9 1/4% senior notes.....................................       280,000       280,000
    Premier Parks 9 3/4% senior notes offered hereby......................            --       429,024
    Premier Operations 12% senior notes...................................        90,000            --(3)
    Premier Operations 9 3/4% senior notes................................       125,000       125,000
    Six Flags Entertainment Corporation 8 7/8% senior notes...............       170,000       170,000
    SFTP 12 1/4% senior subordinated notes................................       319,776(4)           --(3)
    Capitalized lease obligations.........................................         6,003         6,003
                                                                            ------------  ------------
      Total long-term debt and capitalized lease obligations..............     1,864,782     1,884,030(3)
                                                                            ------------  ------------
Stockholders' equity: common stock (150,000,000 shares authorized;
  76,866,063 shares outstanding), and preferred stock (5,000,000 shares
  authorized; 11,500 shares outstanding)..................................     1,536,497     1,531,143(5)
                                                                            ------------  ------------
      Total capitalization................................................  $  3,401,279  $  3,415,173
                                                                            ------------  ------------
                                                                            ------------  ------------

------------------------

(1) Includes cash which has been deposited in escrow and will be used to repay the Six Flags Entertainment Corporation ("SFEC") zero coupon senior notes on or prior to December 15, 1999.

(2) Includes $185.4 million carrying value of SFEC zero coupon senior notes, which will be repaid at or prior to December 15, 1999 with funds already deposited in escrow and reflected in restricted-use investments.

(3) Assumes 100% of the Premier Operations notes and SFTP notes are tendered and purchased in the tender offers.

(4) Represents the carrying value of such notes, which is based on the estimated fair value of such notes at April 1, 1998, the date of the Six Flags acquisition. See Note 6 to Notes to Premier's Consolidated Financial Statements, which are incorporated herein by reference. The fair market value adjustment is being amortized over the remaining terms of the notes. The principal amount outstanding of such notes is $285.0 million.

(5) Includes the tax-effected estimated extraordinary loss on early extinguishment of debt of $5.4 million, as a result of the consummation of the Premier Operations and SFTP tender offers.

             HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following historical financial and operating data as of and for each of the years in the three-year period ended December 31, 1998 are derived from our audited financial statements, which are incorporated herein by reference. The data as of and for the three-month periods ended March 31, 1998 and March 31, 1999 are derived from our unaudited financial statements, which are incorporated herein by reference. The historical financial data for the year ended December 31, 1996 include the operations of Six Flags Elitch Gardens from October 31, 1996, the Waterworld parks from November 19, 1996 and The Great Escape from December 4, 1996 (the dates of their respective acquisitions). The historical financial data for the year ended December 31, 1997 include the operations of Riverside Park from February 5, 1997 and Six Flags Kentucky Kingdom from November 7, 1997 (the dates of their respective acquisitions). The historical financial data for the year ended December 31, 1998 include the operations of Walibi from March 26, 1998 and Six Flags from April 1, 1998 (the dates of their respective acquisitions).

    The following pro forma financial and operating data for the year ended December 31, 1998 are derived from the Unaudited Pro Forma Statements of Operations and Other Data appearing in the accompanying prospectus. The pro forma financial and operating data are presented for informational purposes only, have been prepared based on estimates and assumptions which we have deemed to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the relevant acquisitions and financings had occurred on the assumed dates or which may be achieved in the future.

                                                       YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------  THREE MONTHS ENDED MARCH
                                                                               1998                      31,
                                                                     ------------------------  ------------------------
                                            1996          1997                        PRO         1998         1999
                                         -----------  -------------                            -----------  -----------
                                                                       ACTUAL
                                                                                   FORMA(1)
                                                                     -----------  -----------
                                                                                                     (UNAUDITED)
                                                                                  (UNAUDITED)

                                                       (IN THOUSANDS, EXCEPT PER SHARE AND RATIO AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Theme park admissions................  $    41,162  $      94,611  $   423,461   $ 439,391   $     3,779  $    29,387
  Theme park food, merchandise and
    other..............................       52,285         99,293      390,166     399,146         3,052       24,262
                                         -----------  -------------  -----------  -----------  -----------  -----------
      Total revenue....................       93,447        193,904      813,627     838,537         6,831       53,649
                                         -----------  -------------  -----------  -----------  -----------  -----------
Operating costs and expenses:
  Operating expenses...................       42,425         81,356      297,266     347,571        11,375       52,780
  Selling, general and
    administrative.....................       16,927         35,422      126,985     149,670         7,089       35,052
  Noncash compensation.................           --          1,125        6,362       6,362           675        5,035
  Cost of products sold................       11,101         23,025      103,051     106,056           137        3,193
  Depreciation and amortization........        8,533         19,792      109,841     137,124         5,801       35,729
                                         -----------  -------------  -----------  -----------  -----------  -----------
      Total operating costs and
        expenses.......................       78,986        160,720      643,505     746,783        25,077      131,789
                                         -----------  -------------  -----------  -----------  -----------  -----------
  Income (loss) from operations........       14,461         33,184      170,122      91,754       (18,246)     (78,140)
                                         -----------  -------------  -----------  -----------  -----------  -----------
Other income (expense):
  Interest expense, net................      (11,121)       (17,775)    (115,849)   (155,901)       (6,180)     (38,873)
  Equity in operations of theme park
    partnerships.......................           --             --       24,054      10,902            --       (7,907)
  Termination fee, net of expenses.....           --          8,364           --          --            --           --
  Minority interest....................           --             --         (960)       (960)           --         (239)
  Other income (expense)...............          (78)           (59)      (1,023)     (1,024)          (10)          --
                                         -----------  -------------  -----------  -----------  -----------  -----------
      Total other income (expense).....      (11,199)        (9,470)     (93,778)   (146,983)       (6,190)     (47,019)
                                         -----------  -------------  -----------  -----------  -----------  -----------
  Income (loss) before income taxes....        3,262         23,714       76,344     (55,229)      (24,436)    (125,159)
Income tax expense (benefit)...........        1,497          9,615       40,716      (2,108)       (9,774)     (42,345)
                                         -----------  -------------  -----------  -----------  -----------  -----------
  Income (loss) before extraordinary
    loss...............................  $     1,765  $      14,099  $    35,628   $ (53,121)  $   (14,662) $   (82,814)
                                         -----------  -------------  -----------  -----------  -----------  -----------
                                         -----------  -------------  -----------  -----------  -----------  -----------
  Income (loss) before extraordinary
    loss per common share--basic(2)....  $       .07  $         .39  $       .27   $   (1.01)  $      (.39) $     (1.16)
                                         -----------  -------------  -----------  -----------  -----------  -----------
                                         -----------  -------------  -----------  -----------  -----------  -----------
  Income (loss) before extraordinary
    loss per common share--diluted(2)..  $       .06  $         .38  $       .26   $   (1.01)  $      (.39) $     (1.16)
                                         -----------  -------------  -----------  -----------  -----------  -----------
                                         -----------  -------------  -----------  -----------  -----------  -----------

OTHER DATA:
EBITDA(3)..............................  $    22,994  $      62,465(4) $   286,325  $ 235,240  $   (11,770) $   (37,376)
Adjusted EBITDA(5).....................  $    22,994  $      62,465(4) $   321,733  $ 258,943  $   (11,770) $   (41,170)
Net cash provided by (used in)
  operating activities.................  $    11,331  $      47,150  $   119,010   $  95,046   $   (27,644) $   (25,857)
Capital expenditures...................  $    38,995  $     129,049  $   205,754   $ 231,089   $    47,248  $   111,459
Ratio of earnings to fixed
  charges(6)...........................          1.3x           2.3x         1.5x           (6)            (6)            (6)
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(6).........................          1.2x           2.3x         1.2x           (6)            (6)            (6)

RATIOS FOR THE TWELVE MONTHS ENDED
  MARCH 31, 1999(7):
Net debt/Adjusted EBITDA...............                                                                             5.1x
Total debt/Adjusted EBITDA.............                                                                             6.5x
Adjusted EBITDA/cash interest expense,
  net..................................                                                                             2.5x
Adjusted EBITDA/total interest expense,
  net..................................                                                                             2.0x

                                                           DECEMBER 31,                     MARCH 31, 1999
                                               ------------------------------------  ----------------------------
                                                  1996        1997         1998         ACTUAL      PRO FORMA(8)
                                               ----------  ----------  ------------  ------------  --------------
                                                                                             (UNAUDITED)
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents....................  $    4,043  $   84,288  $    400,578  $    261,372   $    260,896
Total assets.................................  $  304,803  $  611,321  $  4,052,465  $  3,964,640   $  3,969,753
Total long-term debt and capitalized lease
  obligations (excluding current
  maturities)................................  $  149,342  $  216,231  $  1,862,687  $  1,864,782   $  1,884,030
Total debt and capitalized lease
  obligations................................  $  150,834  $  217,026  $  2,060,725  $  2,086,870   $  2,106,118
Stockholders' equity.........................  $  113,182  $  323,749  $  1,626,565  $  1,536,497   $  1,531,143

------------------------

(1) The pro forma statement of operations and other data for the year ended December 31, 1998 gives effect to the acquisitions of Walibi and Six Flags and the related financings as if they had occurred on January 1, 1998 (December 29, 1997 in the case of the Six Flags acquisition). See "Unaudited Pro Forma Statement of Operations and Other Data" appearing in the accompanying prospectus.

(2) All per share data has been retroactively adjusted to give effect to a two-for-one stock split consummated by the Company in July 1998.

(3) EBITDA is defined as income before extraordinary loss, interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, minority interest, other income (expense) and noncash compensation. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the Company's financial statements, which are incorporated by reference herein.

(4) Includes an $8,364,000 termination fee (net of expenses) paid to the Company upon termination of its prior agreement to become managing general partner of the partnership that owns Six Flags Over Texas.

(5) Adjusted EBITDA reflects the Company's EBITDA plus the Company's share of the EBITDA of Six Flags Over Texas and Six Flags Over Georgia (the "Partnership Parks"), which were acquired in 1998, and of Six Flags Marine World which, in each case, is not already reflected in the Company's EBITDA. The Company manages the operations of Six Flags Marine World, is entitled to receive 80% of the cash flow from its operations after payment of municipal bond debt service, and has an option to purchase the entire park beginning in February 2002. Adjusted EBITDA is not indicative of the Company's ability to service and/or incur debt and is not a measure of the Company's profitability or liquidity.

(6) For the purpose of calculating the consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes, minority interest in earnings, equity in operations of theme park partnerships not distributed to Premier and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred stock dividend requirements have been increased to an amount representing the before-tax earnings which would have been required to cover such dividend requirements. For the quarters ended March 31, 1998 and March 31, 1999, the Company's earnings were insufficient to cover fixed charges by $24,436,000 and $117,013,000, respectively, and were insufficient to cover combined fixed charges and preferred stock dividends by $24,436,000 and $126,402,000, respectively. On a pro forma basis, for the year ended December 31, 1998, earnings were insufficient to cover fixed charges by $45,240,000 and were insufficient to cover combined fixed charges and preferred stock dividends by $82,765,000.

(7) Total debt/Adjusted EBITDA includes total outstanding indebtedness of the Company (excluding $185.4 million of SFEC zero coupon senior notes, which will be repaid on or prior to December 15, 1999 with funds already deposited in escrow) of $1,901.5 million and Adjusted EBITDA of $292.3 million. Net debt deducts from total outstanding indebtedness $397.2 million (representing $261.4 million of cash and cash equivalents and $135.8 million of restricted-use investments placed in escrow to fund the first six semi-annual interest payments on the Premier Parks 9 1/4% senior notes and to fund potential obligations to our partners in the Partnership Parks). See "Capitalization." Adjusted EBITDA/cash interest expense, net is calculated using the cash interest expense, net (of interest income of $33.5 million) for the period of $115.2 million. Adjusted EBITDA/total interest expense, net is calculated using the interest expense, net for the period of $148.8 million (excluding interest expense on the pre-funded SFEC zero coupon senior notes and interest income on the restricted-use investments placed in escrow to redeem the SFEC zero coupon senior notes). The net proceeds of this offering will be used by the Company to retire up to $375.0 million aggregate principal amount of indebtedness with an annual cash interest expense, net and total interest expense, net of approximately $45.7 million and $40.9 million, respectively which are included in the calculations of cash interest expense, net and total interest expense, net.

(8) Gives pro forma effect to the consummation of the tender offer (assuming the full $375.0 million aggregate principal amount of notes is tendered and purchased and $38.7 million of premiums and consent fees are paid) and this offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Our revenue is derived from the sale of tickets for entrance to our parks (approximately 44.0%, 48.8% and 52.0% in 1996, 1997 and 1998, respectively) and the sale of food, merchandise, games and attractions inside our parks and other income (approximately 56.0%, 51.2% and 48.0% in 1996, 1997 and 1998, respectively). Our principal costs of operations include salaries and wages, employee benefits, advertising, outside services, maintenance, utilities and insurance. Our expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing us with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.

    Our historical results of operations for 1998 include the results of Riverside Park and Kentucky Kingdom (each of which was acquired during 1997) for the entire period. Results of Walibi and Six Flags are included in 1998 results only from the dates of their respective acquisitions (March 26, 1998, in the case of Walibi, and April 1, 1998, in the case of Six Flags). Historical results for 1997 reflect the results of Riverside Park from its acquisition date (February 5, 1997), and Kentucky Kingdom from its acquisition date (November 7,
1997) and do not include the results of Walibi or Six Flags for that year. In addition, historical results for the year ended December 31, 1998 include in equity in earnings of theme park partnerships our share of the operations of Marine World. Those results are not included in the 1997 periods. With respect to 1996, historical results include the results of the four parks (Elitch Gardens, The Great Escape, Waterworld Concord and Waterworld Sacramento) acquired in the fourth quarter of that year only from their respective acquisition dates, and do not include the results of Riverside Park, Kentucky Kingdom, Walibi, Six Flags or Marine World.

    We believe that significant opportunities exist to acquire additional theme parks. In addition, we intend to continue our on-going expansion of the rides and attractions and overall improvement of our parks to maintain and enhance their appeal. We believe this strategy has contributed to increased attendance, lengths of stay and in-park spending and, therefore, profitability.

    Results of operations for the three months ended March 31, 1999 include the results of Walibi and Six Flags (each of which was acquired during 1998), for the entire period. Results for the three months ended March 31, 1998 do not include the results of Walibi and Six Flags.

    Results of operations for the three-month period ended March 31, 1999 are not indicative of the results expected for the full year. In particular, our theme park operations contribute most of their annual revenue during the period from Memorial Day to Labor Day each year. The information for such period reflects all adjustments (all of which are normal and recurring) which are, in the opinion of management, necessary to present a fair statement of the results for the period presented.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1999 AND 1998

    The table below sets forth certain financial information with respect to the Company for the three months ended March 31, 1999 and with respect to the Company, Six Flags and Walibi for the three months ended March 31, 1998 and on a pro forma basis for such quarter with respect to depreciation and amortization, interest expense, net, equity in operations of theme park partnerships, income tax benefit and Adjusted EBITDA as if the acquisitions of Six Flags and Walibi had occurred on the first day of 1998:

                                                                     THREE MONTHS ENDED MARCH 31, 1998
                                                       -------------------------------------------------------------
                                                                    HISTORICAL   HISTORICAL
                                                                     SIX FLAGS   WALIBI FOR
                                                                    FOR PERIOD     PERIOD
                                        THREE MONTHS                 PRIOR TO     PRIOR TO        PRO       COMPANY
                                           ENDED       HISTORICAL    APRIL 1,     MARCH 26,      FORMA        PRO
                                       MARCH 31, 1999    PREMIER      1998(1)      1998(2)    ADJUSTMENTS    FORMA
                                       --------------  -----------  -----------  -----------  -----------  ---------

                                                                          (UNAUDITED)
                                                                         (IN THOUSANDS)
Revenue:
  Theme park admissions..............    $   29,387     $   3,779    $  15,047    $     883           --   $  19,709
  Theme park food, merchandise and
    other............................        24,262         3,052        8,356          624           --      12,032
                                       --------------  -----------  -----------  -----------  -----------  ---------
      Total revenue..................        53,649         6,831       23,403        1,507           --      31,741
                                       --------------  -----------  -----------  -----------  -----------  ---------
Operating costs and expenses:
  Operating expenses.................        52,780        11,375       45,679        4,626           --      61,680
  Selling, general and
    administrative...................        35,052         7,089       19,278        3,407           --      29,774
  Noncash compensation...............         5,035           675           --           --           --         675
  Costs of products sold.............         3,193           137        2,757          248           --       3,142
  Depreciation and amortization......        35,729         5,801       17,629        3,214        6,440(3)    33,084
                                       --------------  -----------  -----------  -----------  -----------  ---------
      Total operating costs and
        expenses.....................       131,789        25,077       85,343       11,495        6,440     128,355
                                       --------------  -----------  -----------  -----------  -----------  ---------
          Loss from operations.......       (78,140)      (18,246)     (61,940)      (9,988)      (6,440)    (96,614)
                                       --------------  -----------  -----------  -----------  -----------  ---------
Other income (expense):
  Interest expense, net..............       (38,873)       (6,180)     (22,508)        (889)     (16,655)(4)   (46,232)
  Equity in operations of theme park
    partnerships.....................        (7,907)           --           --           --      (13,162)(5)   (13,162)
  Other expense, including minority
    interest.........................          (239)          (10)          --           (1)          --         (11)
                                       --------------  -----------  -----------  -----------  -----------  ---------
      Total other income (expense)...       (47,019)       (6,190)     (22,508)        (890)     (29,817)    (59,405)
                                       --------------  -----------  -----------  -----------  -----------  ---------
Loss before income taxes and
  extraordinary loss.................      (125,159)      (24,436)     (84,448)     (10,878)     (36,257)   (156,019)
Income tax benefit...................        42,345         9,774           --        4,786       40,009(6)    54,569
                                       --------------  -----------  -----------  -----------  -----------  ---------
Loss before extraordinary loss           $  (82,814)    $ (14,662)   $ (84,448)   $  (6,092)   $   3,752   $(101,450)
                                       --------------  -----------  -----------  -----------  -----------  ---------
                                       --------------  -----------  -----------  -----------  -----------  ---------
EBITDA(7)                                $  (37,376)    $ (11,770)   $ (44,311)   $  (6,774)          --   $ (62,855)
                                       --------------  -----------  -----------  -----------  -----------  ---------
                                       --------------  -----------  -----------  -----------  -----------  ---------
Adjusted EBITDA(8)                       $  (41,170)    $ (11,770)   $ (44,311)   $  (6,774)   $ (11,705)  $ (74,560)
                                       --------------  -----------  -----------  -----------  -----------  ---------
                                       --------------  -----------  -----------  -----------  -----------  ---------

------------------------

(1) Includes results of Six Flags for the period prior to April 1, 1998, the acquisition date, adjusted to (i) eliminate results of the Partnership Parks, and (ii) eliminate the expense associated with certain one-time option payments resulting from the Six Flags acquisition.

(2) Includes results of Walibi for the period prior to March 26, 1998, the acquisition date.

(3) Includes adjustments to eliminate the historical depreciation and amortization for Six Flags and Walibi and the inclusion of estimated pro forma depreciation and amortization for the three months ended March 31, 1998.

(4) Includes adjustments to reflect additional interest expense associated with the Premier 9 1/4% senior notes, the Premier 10% senior discount notes, the SFEC 8 7/8% senior notes, the Premier credit facility and the Six Flags credit facility net of (a) the elimination of the historical interest expense associated with the Premier and Six Flags credit facilities previously outstanding and the long term debt of Walibi and (b) the amortization of the fair market value adjustments on the SFTP 12 1/4% senior subordinated discount notes and the SFEC zero coupon senior notes recorded in connection with the acquisition of Six Flags. Issuance costs associated with the borrowings are being amortized over their respective periods.

(5) Includes adjustments to reflect our share of the operations of the Partnership Parks using the equity method of accounting.

(6) Includes adjustments to reflect the application of income taxes to the pro forma adjustments and to the pre-acquisition operations of Six Flags and Walibi, after consideration of permanent differences, at a rate of 38%.

(7) EBITDA is defined as income before extraordinary loss, interest expense, net income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, minority interest, other income (expense) and noncash compensation. We have included information concerning EBITDA because it is used by certain investors as a measure of a company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of our operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in Premier's Consolidated Financial Statements, which are incorporated by reference herein.

(8) Adjusted EBITDA is defined as the Company's EBITDA plus our share (based on our ownership interests) of the EBITDA of the Partnership Parks.

------------------------

    REVENUE. Revenue in the first quarter of 1999 totaled $53.6 million compared to $6.8 million (actual) and $31.7 million (pro forma) for the first quarter of 1998. The $21.9 million (69%) increase in 1999 revenue compared to pro forma revenue for the first quarter of 1998 resulted primarily from increased sponsorship income and increased season pass sales, principally at the Six Flags parks, as we implemented new marketing plans.

    OPERATING EXPENSES. Operating expenses for the first quarter of 1999 increased $41.4 million compared to actual expenses for the first quarter of 1998 and decreased $8.9 million compared to pro forma expenses for the first quarter of 1998. The 14.4% decrease compared to pro forma expenses for 1998 resulted primarily from operating efficiencies realized at the Six Flags parks subsequent to their acquisition on April 1, 1998.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses (including noncash compensation) for the first quarter of 1999 increased $32.3 million and $9.6 million, respectively, compared to the actual and pro forma expenses for the first quarter of 1998. The $9.6 million increase compared to pro forma expenses for 1998 resulted from increased advertising expense of approximately $11.6 million and increased noncash compensation of $4.4 million partially offset by a decrease in other selling, general and administrative expenses of $6.4 million. The increase in advertising expenditures reflects a return to historical advertising levels and timing of expenditures at the Six Flags parks and additional expenditures in support of the 1999 transition of four original Premier parks to the Six Flags brand. The increase in noncash compensation related to the issuance of restricted stock and conditional employee stock options during 1998. The $6.4 million decrease in remaining selling, general and administrative expenses in the 1999 period resulted from reduced corporate level expenditures, including staffing, related to the closing of the former Six Flags corporate office subsequent to the April 1, 1998 acquisition.

    COSTS OF PRODUCTS SOLD. Costs of products sold in the 1999 period increased $3.1 million compared to actual expenses for the first quarter of 1998 and were flat compared to pro forma expenses for the first quarter of 1998.

    DEPRECIATION AND INTEREST EXPENSE. Depreciation and amortization expense for the first quarter of 1999 increased $29.9 million and $2.6 million, respectively, compared to the actual and pro forma amounts for the first quarter of 1998. The increase compared to the pro forma 1998 level was attributable to our on-going capital program. Interest expense, net increased $32.7 million compared to the actual interest expense, net for the first quarter of 1998 and decreased $7.4 million compared to the pro forma interest expense, net for the first quarter of 1998. The decrease compared to pro forma interest expense, net for 1998 reflected interest income earned on investment securities in the first quarter of 1999, which investments were made after the 1998 period.

    EQUITY IN OPERATIONS OF THEME PARKS. Equity in operations of theme park partnerships reflects our share of the income or loss of Six Flags Over Texas (33% effective Company ownership) and Six Flags Over Georgia (25% effective Company ownership), the lease of Six Flags Marine World and the management of all three parks. Our ownership interests in Six Flags Over Texas and Six Flags Over Georgia commenced on April 1, 1998, the date of the Six Flags acquisition. We recognized our share of the cash flow received from the lease and management of Six Flags Marine World during the second half of 1998. The $5.3 million reduction in the loss from equity in operations of theme park partnerships compared to the pro forma level for the first quarter of 1998 was attributable to improved operations at Six Flags Over Texas and Six Flags Over Georgia during the first quarter of 1999, resulting primarily from increased sponsorship income and season pass sales.

    INCOME TAXES. Income tax benefit was $42.3 million for the first quarter of 1999 compared to a $9.8 million and $54.6 million benefit for the actual and pro forma results, respectively, for the first quarter of 1998. The effective tax rate for the first quarter of 1999 was 33.8% compared to a rate on the pro forma amount of 35.0% for the first quarter of 1998. Our quarterly effective tax rate will vary from period-to-period based upon the inherent seasonal nature of the theme park business, as a result of permanent differences associated with goodwill amortization for financial purposes and the deductible portion of the amortization for tax purposes.

YEARS ENDED DECEMBER 31, 1998 AND 1997

    The table below sets forth certain financial information with respect to the Company and, for periods prior to their respective acquisitions, Six Flags and Walibi for the year ended December 31, 1998 and with respect to the Company, Six Flags, Walibi and, for the period prior to its acquisition, Kentucky Kingdom for the year ended December 31, 1997:

                                                                                                      YEAR ENDED DECEMBER 31,
                                                         YEAR ENDED DECEMBER 31, 1998                           1997
                                          ----------------------------------------------------------  ------------------------
                                                         HISTORICAL       HISTORICAL
                                                        SIX FLAGS FOR     WALIBI FOR
                                                       PERIOD PRIOR TO  PERIOD PRIOR TO                            HISTORICAL
                                          HISTORICAL      APRIL 1,         MARCH 26,     HISTORICAL   HISTORICAL       SIX
                                            PREMIER        1998(1)          1998(2)       COMBINED    PREMIER(3)    FLAGS(4)
                                          -----------  ---------------  ---------------  -----------  -----------  -----------

                                                         (UNAUDITED)      (UNAUDITED)    (UNAUDITED)               (UNAUDITED)
                                                                             (IN THOUSANDS)
REVENUE:
  Theme park admissions.................   $ 423,461      $  15,047        $     883      $ 439,391    $  94,611    $ 274,193
  Theme park food, merchandise and
    other...............................     390,166          8,356              624        399,146       99,293      257,679
                                          -----------  ---------------       -------     -----------  -----------  -----------
      Total revenue.....................     813,627         23,403            1,507        838,537      193,904      531,872
                                          -----------  ---------------       -------     -----------  -----------  -----------

OPERATING COSTS AND EXPENSES:
  Operating expenses....................     297,266         45,679            4,626        347,571       81,356      229,588
  Selling, general and administrative...     126,985         19,278            3,407        149,670       35,422       95,852
  Noncash compensation..................       6,362             --               --          6,362        1,125           --
  Costs of products sold................     103,051          2,757              248        106,056       23,025       77,102
  Depreciation and amortization.........     109,841         17,629            3,214        130,684       19,792       72,386
                                          -----------  ---------------       -------     -----------  -----------  -----------
      Total operating costs and
        expenses........................     643,505         85,343           11,495        740,343      160,720      474,928
                                          -----------  ---------------       -------     -----------  -----------  -----------
Income (loss) from operations...........     170,122        (61,940)          (9,988)        98,194       33,184       56,944
Equity in operations of theme park
  partnerships..........................      24,054             --               --         24,054           --           --

OTHER INCOME (EXPENSE):
  Interest expense, net.................    (115,849)       (22,508)            (889)      (139,246)     (17,775)     (84,430)
  Termination fee, net of expenses......          --             --               --             --        8,364           --
  Minority interest.....................        (960)            --               --           (960)          --        1,147
  Other income (expense)................      (1,023)            --               (1)        (1,024)         (59)          --
                                          -----------  ---------------       -------     -----------  -----------  -----------
      Total other income (expense)......    (117,832)       (22,508)            (890)      (141,230)      (9,470)     (83,283)
                                          -----------  ---------------       -------     -----------  -----------  -----------
Income (loss) before income taxes and
  extraordinary loss....................      76,344        (84,448)         (10,878)       (18,982)      23,714      (26,339)
Income tax expense (benefit)............      40,716             --           (4,786)        35,930        9,615           --
                                          -----------  ---------------       -------     -----------  -----------  -----------
Income (loss) before extraordinary
  loss..................................   $  35,628      $ (84,448)       $  (6,092)     $ (54,912)   $  14,099    $ (26,339)
                                          -----------  ---------------       -------     -----------  -----------  -----------
                                          -----------  ---------------       -------     -----------  -----------  -----------



                                                            HISTORICAL
                                            HISTORICAL       KENTUCKY     HISTORICAL
                                              WALIBI        KINGDOM(5)     COMBINED
                                          ---------------  -------------  -----------
                                            (UNAUDITED)     (UNAUDITED)   (UNAUDITED)

REVENUE:
  Theme park admissions.................     $  43,742       $  11,562     $ 424,108
  Theme park food, merchandise and
    other...............................        24,101          10,152       391,225
                                               -------     -------------  -----------
      Total revenue.....................        67,843          21,714       815,333
                                               -------     -------------  -----------
OPERATING COSTS AND EXPENSES:
  Operating expenses....................        31,629           5,705       348,278
  Selling, general and administrative...        10,567           5,194       147,035
  Noncash compensation..................            --              --         1,125
  Costs of products sold................         6,097           2,684       108,908
  Depreciation and amortization.........        13,998           2,344       108,520
                                               -------     -------------  -----------
      Total operating costs and
        expenses........................        62,291          15,927       713,866
                                               -------     -------------  -----------
Income (loss) from operations...........         5,552           5,787       101,467
Equity in operations of theme park
  partnerships..........................            --              --            --
OTHER INCOME (EXPENSE):
  Interest expense, net.................        (3,409)         (3,974)     (109,588)
  Termination fee, net of expenses......            --              --         8,364
  Minority interest.....................            --              --         1,147
  Other income (expense)................          (289)            293           (55)
                                               -------     -------------  -----------
      Total other income (expense)......        (3,698)         (3,681)     (100,132)
                                               -------     -------------  -----------
Income (loss) before income taxes and
  extraordinary loss....................         1,854           2,106         1,335
Income tax expense (benefit)............         2,373              --        11,988
                                               -------     -------------  -----------
Income (loss) before extraordinary
  loss..................................     $    (519)      $   2,106     $ (10,653)
                                               -------     -------------  -----------
                                               -------     -------------  -----------

------------------------

(1) Includes results of Six Flags for the period prior to April 1, 1998, the acquisition date, adjusted to (i) eliminate results of the Partnership Parks, and (ii) eliminate the expense associated with certain one-time option payments made from the purchase price in the Six Flags acquisition.

(2) Includes results of Walibi for the period prior to March 26, 1998, the acquisition date.

(3) Includes results of Riverside Park and Kentucky Kingdom from and after their respective acquisition dates, February 5 and November 7, 1997.

(4) Includes results of Six Flags adjusted to eliminate results of the Partnership Parks.

(5) Includes results of Kentucky Kingdom for the ten months of 1997 prior to its acquisition by the Company.

    REVENUE. Revenue aggregated $813.6 million in 1998 ($838.5 million combined), compared to $193.9 million reported in 1997. Of reported 1998 revenue, $564.5 million represented revenues of Six Flags and Walibi (the "Acquired Parks") which were acquired in 1998, and thus not included in reported 1997 results. Revenues generated by our other twelve parks (excluding Marine World) amounted to $249.1 million in 1998, as compared to $193.7 million from our eleven parks in 1997. Of this $55.4 million increase, $28.4 million relates to Kentucky Kingdom which was purchased in November of the prior year, and the balance ($27.0 million) results from improved performance at the other eleven parks. During 1998, our thirteen parks (including Marine World and excluding the Acquired Parks) experienced a 14.4% increase in attendance and a 5.2% increase in per capita spending over the performance of those thirteen parks in the prior year.

    OPERATING EXPENSES. Operating expenses increased during 1998 to $297.3 million ($347.6 million combined) from $81.4 million reported in 1997. Of reported 1998 operating expenses, $197.4 million related directly to the Acquired Parks. Operating expenses at our other twelve parks (excluding Marine World) increased $18.5 million, primarily reflecting an incremental $10.3 million of operating expenses for Kentucky Kingdom which was included for only two months in the prior year, and increased salary expense at the parks. As a percentage of total reported revenue, reported operating expenses were 36.5% of revenue (and combined operating expenses were 41.4% of combined revenues) in 1998 as compared to 42.0% in 1997.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses (including noncash compensation) were $133.3 million in 1998 ($156.0 million on a combined basis), compared to $36.5 million reported for 1997. Of reported expenses for 1998, $68.2 million related to the Acquired Parks. Selling, general and administrative expenses at the remaining twelve parks (excluding Marine World) increased $28.6 million over 1997 levels, primarily reflecting an incremental $5.2 million of selling, general and administrative expenses at Kentucky Kingdom, $5.3 million of noncash compensation relating to restricted stock awards and conditional option grants over amounts included in 1997, increased corporate expenses reflecting the larger scope of our operations and, to a lesser extent, increased marketing and advertising costs and real estate taxes. As a percentage of total reported revenue, consolidated selling, general and administrative expenses (excluding noncash compensation) were 15.6% of revenue (and combined selling, general and administrative expenses (excluding noncash compensation) were 17.8% of combined revenues) in 1998 as compared to 18.3% for 1997. The decrease is a result of our continued ability to use operating leverage to increase operations without having to increase administrative costs by a like percentage.

    COSTS OF PRODUCTS SOLD. Costs of products sold were $103.1 million for 1998 ($106.1 million on a combined basis) compared to $23.0 million reported for 1997. Reported costs for 1998 include $75.2 million related to the Acquired Parks. The balance of the increase ($4.9 million) over reported 1997 costs primarily related to $2.7 million of costs of sales at Kentucky Kingdom and to increased product sales at the parks owned in both years.

    DEPRECIATION AND INTEREST EXPENSE. Depreciation and amortization expense increased $90.0 million from $19.8 million in 1997 to $109.8 million in 1998, of which $82.6 million was attributable to the recognition of depreciation and amortization expense for the Acquired Parks, an incremental $2.9 million was attributable to Kentucky Kingdom and the balance was attributable to our on-going capital program. Interest expense, net of interest income, increased from $17.8 million to $115.9 million in 1998 principally as a result of borrowings made in connection with the acquisitions of Six Flags and Walibi. See "Description of Other Indebtedness" and Notes 2 and 6 to Notes to Premier's Consolidated Financial Statements, which are incorporated herein by reference.

    EQUITY IN OPERATIONS OF THEME PARKS. Equity in operations of theme park partnerships results from our shares of the operations of Six Flags Over Texas (33% effective Company ownership) and Six Flags Over Georgia (25% effective Company ownership), the lease of Six Flags Marine World and the management of all three parks. We did not have the partial ownership or lease arrangement with any of the parks prior to commencement of the 1998 operating season. See Notes 2, 4 and 13 to Notes to Premier's Consolidated Financial Statements, which are incorporated herein by reference.

    INCOME TAXES. Income tax expense was $40.7 million for 1998 as compared to $9.6 million for 1997. The increase in the effective tax rate to 53.3% from 40.5% is a function of the non-deductible intangible asset amortization associated with the Six Flags acquisition. Approximately $10.0 million of non-deductible amortization will be recognized each quarter. Our quarterly effective income tax will vary from period-to-period based upon the inherent seasonal nature of the theme park business.

    At December 31, 1998, we estimated that we had approximately $346.1 million of net operating losses ("NOLs") carryforwards for Federal income tax purposes. The NOLs are subject to review and potential disallowance by the Internal Revenue Service upon audit of the Federal income tax returns of Premier and our subsidiaries. In addition, the use of such NOLs is subject to limitations on the amount of taxable income that can be offset with such NOLS. Some of such NOLs also are subject to a limitation as to which of the subsidiaries' income such NOLs are permitted to offset. Accordingly, no assurance can be given as to the timing or amount of the availability of such NOLs to the Company and our subsidiaries. See Note 9 to Notes to Premier's Consolidated Financial Statements, which are incorporated herein by reference.

    NET INCOME. Net income applicable to common stock in 1998 reflects as a charge to net income the preferred stock dividends accrued since the April 1, 1998 issuance of our Premium Income Equity Securities ("PIES"). The PIES accrue cumulative dividends at 7 1/2% per annum (1 7/8% per quarter), which approximates an annual dividend requirement of $23.3 million (approximately $5.8 million per quarter). The dividend is payable in cash or shares of common stock at the option of the Company. To date, we have elected to pay the dividend in cash.

YEARS ENDED DECEMBER 31, 1997 AND 1996

    The table below sets forth certain financial information with respect to the Company and Kentucky Kingdom and Marine World for the year ended December 31, 1997 and with respect to the Company (including Elitch Gardens, the Waterworld parks, The Great Escape and Riverside Park (the "1996 Acquisitions")) for the year ended December 31, 1996:

                                                                                                           YEAR ENDED
                                                                                                            DECEMBER
                                                                    YEAR ENDED DECEMBER 31, 1997            31, 1996
                                                            ---------------------------------------------  -----------
                                                             HISTORICAL
                                                               PREMIER
                                                             (EXCLUDING
                                                            MARINE WORLD       KENTUCKY
                                                            AND KENTUCKY      KINGDOM AND     HISTORICAL   HISTORICAL
                                                             KINGDOM)(1)    MARINE WORLD(2)     PREMIER    PREMIER(3)
                                                            -------------  -----------------  -----------  -----------

                                                             (UNAUDITED)      (UNAUDITED)
                                                                                  (IN THOUSANDS)
REVENUE:
  Theme park admissions...................................    $  94,611        $      --       $  94,611    $  41,162
  Theme park food, merchandise and other..................       99,103              190          99,293       52,285
                                                            -------------        -------      -----------  -----------
      Total revenue.......................................      193,714              190         193,904       93,447
                                                            -------------        -------      -----------  -----------

OPERATING COSTS AND EXPENSES:
  Operating expenses......................................       80,307            1,049          81,356       42,425
  Selling, general and administrative.....................       35,336               86          35,422       16,927
  Noncash compensation....................................        1,125               --           1,125           --
  Costs of products sold..................................       23,025               --          23,025       11,101
  Depreciation and amortization...........................       19,159              633          19,792        8,533
                                                            -------------        -------      -----------  -----------
      Total operating costs and expenses..................      158,952            1,768         160,720       78,986
                                                            -------------        -------      -----------  -----------
Income (loss) from operations.............................       34,762           (1,578)         33,184       14,461
                                                            -------------        -------      -----------  -----------

OTHER INCOME (EXPENSE):
  Interest expense, net...................................      (17,763)             (12)        (17,775)     (11,121)
  Termination fee, net of expenses........................        8,364               --           8,364           --
  Other income (expense)..................................          (59)              --             (59)         (78)
                                                            -------------        -------      -----------  -----------
      Total other income (expense)........................       (9,458)             (12)         (9,470)     (11,199)
                                                            -------------        -------      -----------  -----------
  Income (loss) before income taxes.......................       25,304           (1,590)         23,714        3,262
  Income tax expense......................................        9,615               --           9,615        1,497
                                                            -------------        -------      -----------  -----------
  Net income (loss).......................................    $  15,689        $  (1,590)      $  14,099    $   1,765
                                                            -------------        -------      -----------  -----------
                                                            -------------        -------      -----------  -----------


                                                                            HISTORICAL
                                                             HISTORICAL        1996
                                                             NINE MONTHS   ACQUISITIONS
                                                                ENDED       FOR PERIODS
                                                            SEPTEMBER 30,  SUBSEQUENT TO
                                                            1996 FOR 1996  SEPTEMBER 30,   HISTORICAL
                                                            ACQUISITIONS(4)    1996(5)      COMBINED
                                                            -------------  -------------  -------------
                                                             (UNAUDITED)    (UNAUDITED)    (UNAUDITED)

REVENUE:
  Theme park admissions...................................    $  34,062      $     724      $  75,948
  Theme park food, merchandise and other..................       30,453          1,020         83,758
                                                            -------------  -------------  -------------
      Total revenue.......................................       64,515          1,744        159,706
                                                            -------------  -------------  -------------
OPERATING COSTS AND EXPENSES:
  Operating expenses......................................       23,204          3,116         68,745
  Selling, general and administrative.....................       17,035          2,289         36,251
  Noncash compensation....................................           --             --             --
  Costs of products sold..................................        9,448            347         20,896
  Depreciation and amortization...........................       13,028            703         22,264
                                                            -------------  -------------  -------------
      Total operating costs and expenses..................       62,715          6,455        148,156
                                                            -------------  -------------  -------------
Income (loss) from operations.............................        1,800         (4,711)        11,550
                                                            -------------  -------------  -------------
OTHER INCOME (EXPENSE):
  Interest expense, net...................................       (4,624)          (517)       (16,262)
  Termination fee, net of expenses........................           --             --             --
  Other income (expense)..................................         (284)            --           (362)
                                                            -------------  -------------  -------------
      Total other income (expense)........................       (4,908)          (517)       (16,624)
                                                            -------------  -------------  -------------
  Income (loss) before income taxes.......................       (3,108)        (5,228)        (5,074)
  Income tax expense......................................        1,131             --          2,628
                                                            -------------  -------------  -------------
  Net income (loss).......................................    $  (4,239)     $  (5,228)     $  (7,702)
                                                            -------------  -------------  -------------
                                                            -------------  -------------  -------------

------------------------

(1) Excludes management fee and depreciation expense relating to Marine World and results of Kentucky Kingdom for the period subsequent to the acquisition date, November 7, 1997.

(2) Represents management fee and depreciation expense relating to Marine World and results of Kentucky Kingdom from the acquisition date through December 31, 1997.

(3) Includes results of the 1996 Acquisitions from and after the acquisition dates.

(4) Includes results of the 1996 Acquisitions for the nine months ended September 30, 1996.

(5) Includes results of the 1996 Acquisitions for the respective periods commencing October 1, 1996 and ending on the respective acquisition dates (or in the case of Riverside Park, December 31, 1996).

    REVENUE. Revenue aggregated $193.9 million in 1997 ($193.7 million at the eleven parks owned during the 1997 season), compared to $93.4 million in 1996, and to combined revenue of $159.7 million in 1996. This 21.3% increase in revenue at the same eleven parks is primarily attributable to increased attendance (17.3%) at these eleven parks, which resulted in part from increased season pass and group sales at several parks.

    OPERATING EXPENSES. Operating expenses increased during 1997 to $81.4 million ($80.3 million at the eleven parks owned during the 1997 season) from $42.4 million reported in 1996, and from $68.7 million combined operating expenses for 1996. This 16.9% increase in operating expenses at the same eleven parks is mainly due to additional staffing related to the increased attendance levels and increased pay rates. As a percentage of revenue, operating expenses at these parks constituted 41.5% for 1997 and 43.0% on a combined basis for 1996.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses (including noncash compensation) at the eleven owned parks were $36.5 million in 1997, compared to $16.9 million reported, and $36.3 million combined, selling, general and administrative expenses for 1996. As a percentage of revenues, these expenses at the same eleven parks constituted 18.8% for 1997 and 22.7% for 1996 combined. This increase over 1996 combined expenses relates primarily to increased advertising and marketing expenses to promote the newly acquired parks and the new rides and attractions at all of the parks, increased sales taxes arising from increased volume generally and increased property taxes and professional services, offset by significant reductions in personnel and insurance expenses.

    COSTS OF PRODUCTS SOLD. Costs of products sold were $23.0 million at the eleven parks for 1997 compared to $11.1 million reported and $20.9 million combined for 1996. Cost of products sold (as a percentage of in-park revenue) at these parks constituted approximately 23.2% for 1997 and 25.0% for 1996 combined. This $2.1 million or 10.1% increase over combined 1996 results is directly related to the 18.3% increase in food, merchandise and other revenues.

    DEPRECIATION AND INTEREST EXPENSE. Depreciation expense increased $11.3 million over the reported 1996 results. The increase is a result of the full year's effect of the 1996 Acquisitions (other than Riverside Park), the purchase price paid for the Riverside Park and Kentucky Kingdom acquisitions and the on-going capital program at our parks. Interest expense, net, increased $6.7 million from 1996 as a result of interest on the Premier Operations' 9 3/4% Senior Notes due 2007 issued in January 1997.

    TERMINATION FEE, NET OF EXPENSES. During October 1997, we entered into an agreement with the limited partner of the partnership that owns Six Flags Over Texas to become the managing general partner of the partnership, to manage the operations of the park, to receive a portion of the income from such operations, and to purchase limited partnership units over the term of the agreement.

    The agreement was non-exclusive and contained a termination fee of $10.8 million payable to us in the event the agreement was terminated. Subsequent to our agreement with the limited partnership, the prior operator of the park reached an agreement with the limited partnership, and our agreement was terminated. We received the termination fee in December 1997 and included the termination fee, net of $2.4 million of expenses associated with the transaction, as income in 1997.

    INCOME TAXES. We incurred income tax expense of $9.6 million during 1997, compared to $1.5 million during 1996. The effective tax rate for 1997 was approximately 40.5% as compared to 45.9% in 1996. This decrease is the result of the decline in the size of the non-deductible goodwill from our acquisition of Funtime Parks and the acquisition of Riverside Park relative to our income.

LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES

    At March 31, 1999, our indebtedness (including $185.4 million carrying value of the SFEC zero coupon senior notes which will be repaid in full on or prior to December 15, 1999 from the proceeds of SFEC's 8 7/8% Senior Notes due 2006 ("SFEC Notes") together with other funds, all of which have been deposited in escrow) aggregated $2,086.9 million, of which approximately $222.1 million (including $185.4 million carrying value of the SFEC zero coupon notes) matures prior to March 31, 2000. See "Description of Other Indebtedness" and Note 6 to Premier's Consolidated Financial Statements, which are incorporated herein by reference, for additional information regarding our indebtedness. After giving effect to this offering and the tender offers (assuming the full $375.0 million aggregate principal amount of notes are tendered and purchased), on a pro forma basis as of March 31, 1999, we would have had total outstanding indebtedness with a carrying value of $2,106.1 million (including $185.4 million carrying value of SFEC zero coupon senior notes). In addition, annual dividend payments on the PIES are $23.3 million, payable at our option in cash or shares of common stock.

    During the three months ended March 31, 1999, net cash used in operating activities was $25.9 million. Net cash used in investing activities in the first three months of 1999 totaled $124.8 million, consisting primarily of capital expenditures. Net cash provided by financing activities in the first three months of 1999 was $12.9 million, representing proceeds of borrowings under the Premier credit facility described herein, net of cash dividends paid.

    During the year ended December 31, 1998, net cash provided by operating activities was $119.0 million. Net cash used in investing activities in 1998 totaled $1,664.9 million, consisting primarily of our acquisition of Six Flags and Walibi ($1,037.4 million, net of cash acquired) and, to a lesser extent, title to and the minority interest in Six Flags Fiesta Texas, a hotel near our Geauga Lake theme park and capital expenditures for the 1998 and 1999 seasons. Net cash provided by financing activities in 1998 totaled $1,861.1 million, representing proceeds of borrowings under the Premier and Six Flags credit facilities, and proceeds of the public offerings of common stock, PIES, Premier's 9 1/4% senior notes due 2006, Premier's 10% senior discount notes due 2008 and SFEC Notes issued in connection with the Six Flags acquisition and described in "Description of Other Indebtedness" and Notes 2 and 6 to Premier's Consolidated Financial Statements, which are incorporated herein by reference, offset in part by debt payments and the payment of certain debt issuance costs.

    During 1997, we generated net cash of $47.2 million from operating activities. Net cash used in investing activities in 1997 totaled $217.1 million, $81.4 million of which was employed in connection with the acquisition of Riverside Park and Kentucky Kingdom and $135.7 million represented amounts spent for capital expenditures at our parks. Net cash provided by financing activities for 1997 totaled $250.2 million, reflecting the net proceeds from the January 1997 offerings of common stock and $125.0 million principal amount of Premier Operations notes, offset in part by repayment of borrowings under our senior credit facility.

    In addition to making required payments on debt and dividend payments on our preferred stock, we must satisfy certain obligations with respect to Six Flags Over Georgia and Six Flags Over Texas. We must make annual distributions to our partners in such parks, which will amount to approximately $47.3 million in 1999 (of which we will be entitled to receive $14.4 million due to our current ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years. In addition, we must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures, which in 1999 is expected to be approximately $14.6 million. Further, each year we must offer to purchase partnership units from our partners in such parks, which amount in 1999 aggregated approximately $3.3 million. We will use cash flow from the operations at these parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028. Further, as a result of our purchase of Walibi, we have agreed to invest approximately $38.0 million from 1999 through 2001 to expand the six Walibi parks of which approximately $21.0 million is being invested for the 1999 season.

    Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. See "Risk
Factors--Substantial Leverage" in the accompanying prospectus and "Description of Other Indebtedness."

    Our liquidity could be adversely affected by unfavorable weather, accidents or the occurrence of an event or condition, including negative publicity or significant local competitive events (such as the 1996 Summer Olympics in the case of Six Flags Over Georgia) that significantly reduces paid attendance and, therefore, revenue at any of our theme parks. On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. While the park is covered by our existing insurance, the impact of this incident on our financial position, operations or attendance at the park has not yet been determined.

    We believe that, based on current and anticipated operating results, cash flow from operations, existing cash and available borrowings under the existing credit facilities will be adequate to meet our future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt payments and preferred stock dividends and our obligations under arrangements relating to the Partnership Parks, for at least the next several years. We may, however, need to refinance all or a portion of our existing debt on or prior to maturity or to obtain additional financing. See "Risk Factors-- Substantial Leverage" in the accompanying prospectus.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

    In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of a derivative (that is gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. It is expected that we will adopt the provision of SFAS No. 133 as of January 1, 2000. If the provisions of SFAS No. 133 were to be applied as of March 31, 1999, they would not have a material effect on our financial position as of such date, or the results of operations for the three-month period then ended. The Financial Accounting Standards Board has recently issued an exposure draft that would delay the required implementation date of SFAS No. 133 by one year.

IMPACT OF YEAR 2000 ISSUE

    Our Year 2000 Project (the "Project") is in process. The Project is addressing the Year 2000 issue caused by computer programs being written utilizing two digits rather than four to define an applicable year. As a result, our computer equipment, software and devices with embedded technology that are time sensitive may misinterpret the actual date beginning on January 1, 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions.

    We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. In planning and developing the Project, we have considered both our information technology ("IT") and our non-IT systems. The term "computer equipment and software" includes systems that are commonly thought of as IT systems, including accounting, data processing, telephone systems, scanning equipment and other miscellaneous systems. Those items not to be considered as IT technology include alarm systems, fax machines, monitors for park operations or other miscellaneous systems. Both IT and non-IT systems may contain embedded technology, which complicates our Year 2000 identification, assessment, remediation and testing efforts. Based upon our identification and assessment efforts to date, we are in the process of replacing the computer equipment and upgrading the software we currently use to become Year 2000 compliant. In addition, in the ordinary course of replacing computer equipment and software, we plan to obtain replacements that are in compliance with Year 2000.

    We have initiated correspondence with our significant vendors and service providers to determine the extent such entities are vulnerable to Year 2000 issues and whether the products and services purchased from such entities are Year 2000 compliant. We expect to receive a favorable response from such third parties and it is anticipated that their significant Year 2000 issues will be addressed on a timely basis.

    With regard to IT, non-IT systems and communications with third parties, we anticipate that the Project will be completed in November 1999.

    As noted above, we are in the process of replacing certain computer equipment and software because of the Year 2000 issue. We estimate that the total cost of such replacements will be no more than $1.5 million. Substantially all of the personnel being used on the Project are existing Company employees. Therefore, the labor costs of our Year 2000 identification, assessment, remediation and testing efforts, as well as currently anticipated labor costs to be incurred by us with respect to Year 2000 issues of third parties, are expected to be less than $0.8 million.

    We have not yet developed a most reasonably likely worst case scenario with respect to Year 2000 issues, but instead have focused our efforts on reducing uncertainties through the reviews described above. We have not developed Year 2000 contingency plans other than as described above, and do not expect to do so unless merited by the results of our continuing review.

    We presently do not expect to incur significant operational problems due to the Year 200 issue. However, if all Year 2000 issues are not properly and timely identified, assessed, remediated and tested, there can be no assurance that the Year 2000 issues will not materially impact our results of operations or adversely affect our relationships with vendors or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material impact on our systems or results of operations.

                                    BUSINESS

GENERAL

    We are the largest regional theme park operator and the second largest theme park company in the world, based on 1998 attendance of approximately 38.7 million. We operate 34 regional parks, located in geographically diverse markets with concentrated populations across the United States, as well as in Mexico, France, Belgium and The Netherlands. Our parks include 16 of the 50 most highly attended theme parks in North America. Our theme parks serve 9 of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

    The following table sets forth certain information concerning our parks:

NAME                                               TYPE OF PARK                      PRIMARY MARKET
--------------------------------------------  ----------------------  --------------------------------------------
HISTORICAL PARKS:
Bellewaerde.................................  Theme                   Belgium
Frontier City...............................  Theme                   Oklahoma City
Geauga Lake.................................  Theme/Water             Cleveland
The Great Escape............................  Theme/Water             Lake George/Albany, New York
Riverside Park..............................  Theme/Water             New England/Boston
Six Flags America...........................  Theme/Water             Baltimore/Washington, D.C.
Six Flags AstroWorld........................  Theme                   Houston
Six Flags WaterWorld........................  Water                   Houston
Six Flags Darien Lake.......................  Theme/Water             Buffalo/Rochester
Six Flags Elitch Gardens....................  Theme/Water             Denver
Six Flags Fiesta Texas......................  Theme/Water             San Antonio
Six Flags Great Adventure...................  Theme                   New York City/Philadelphia
Six Flags Wild Safari Animal Park...........  Wildlife                New York City/Philadelphia
Six Flags Great America.....................  Theme                   Chicago/Milwaukee
Six Flags Kentucky Kingdom..................  Theme/Water             Louisville
Six Flags Magic Mountain....................  Theme                   Los Angeles
Six Flags Hurricane Harbor..................  Water                   Los Angeles
Six Flags Marine World......................  Theme/Wildlife          San Francisco
Six Flags St. Louis.........................  Theme/Water             St. Louis
Six Flags Over Georgia......................  Theme                   Atlanta
Six Flags Over Texas........................  Theme                   Dallas/Fort Worth
Six Flags Hurricane Harbor..................  Water                   Dallas/Fort Worth
Walibi Aquitaine............................  Theme                   France
Walibi Flevo................................  Theme                   The Netherlands
Walibi Rhone-Alpes..........................  Theme/Water             France
Walibi Schtroumpf...........................  Theme                   France
Walibi Wavre and Aqualibi...................  Theme/Water             Belgium
Waterworld USA/Concord......................  Water                   San Francisco
Waterworld USA/Sacramento...................  Water                   Sacramento
White Water Bay.............................  Water                   Oklahoma City
Wyandot Lake................................  Water                   Columbus, Ohio

MAY 1999 ACQUISITIONS:
Reino Aventura..............................  Theme                   Mexico City
Splashtown..................................  Water                   Houston
White Water Atlanta.........................  Water                   Atlanta

    Since 1992, we have made numerous acquisitions of theme parks and have achieved significant internal growth. In April 1998, we acquired all of the Six Flags parks, consisting of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the Six Flags theme parks). In March 1998, we expanded our operations internationally by acquiring the European-based Walibi theme park operations, which included three parks located in France, two in Belgium and one in The Netherlands. We have continued our expansion in 1999 by acquiring Reino Aventura, a theme park in Mexico City, Mexico, White Water Atlanta, a water park located near Atlanta, Georgia, and Splashtown, a water park located near Houston, Texas. These 1998 and 1999 park acquisitions have greatly expanded our operations, which previously consisted of nine regional theme parks (seven of which include a water park component) and four water parks at locations across the United States.

    During the 1998 operating season the U.S. parks we owned or operated drew, on average, approximately 75% of their patrons from within a 100-mile radius, with approximately 36% of visitors utilizing group and other pre-sold tickets and approximately 23% utilizing season passes. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. Our theme parks offer more than 800 rides, including more than 90 roller coasters, making us the leading operator of thrill rides in the industry.

    Six Flags has operated regional theme parks under the Six Flags name for over thirty years and has established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, for the 1998 season we began using the Six Flags name at one of our other parks (Six Flags Kentucky Kingdom) and we have added the name to four additional parks for the 1999 season (Six Flags Elitch Gardens, Six Flags America (formerly Adventure World), Six Flags Darien Lake and Six Flags Marine World).

    As part of our Six Flags acquisition, we obtained the exclusive license for theme park usage throughout the United States (except the Las Vegas metropolitan area) and Canada of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. Since 1991, these characters have been used to market the Six Flags parks and to provide visitors with an enhanced family entertainment experience. Our license, which applies to all of our current U.S. theme parks, as well as parks we may acquire that meet certain criteria, includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. Since the Six Flags acquisition, we have continued making extensive use of these characters at the Six Flags parks and, commencing in 1999, we have added the characters at many of our other U.S. parks. We believe using these characters promotes increased attendance, supports higher tickets prices, increases lengths-of-stay and enhances in-park spending.

    Since 1989, under our current management we have assumed control of 33 parks and have achieved significant internal growth. For example, during 1998, the 13 parks which we controlled prior to the acquisitions of Six Flags, Walibi, Reino Aventura, White Water Atlanta and Splashtown achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 14.4%, 20.3% and 35.0% respectively, as compared to 1997.

    We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to our largest parks.

    Our senior and operating management team has extensive experience in the theme park industry. Our nine senior executive officers have over 150 years aggregate experience in the industry and our twenty-five general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at parks we operate.

    According to AMUSEMENT BUSINESS, total North American amusement/theme park attendance in 1998 was approximately 265-270 million. Total attendance for the 50 largest parks in North America was 165.7 million in 1998, compared to 145.0 million in 1994, representing a compound annual growth rate of 3.4%. The Company believes that this growth reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010 and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

STRATEGY

    Our strategy for achieving growth includes the following key elements: (i) pursuing growth at our existing parks; (ii) expanding our parks; and (iii) making selective acquisitions.

    PURSUING GROWTH AT OUR EXISTING PARKS

    We believe there are substantial opportunities for continued growth at our parks. Our operating strategy is to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of such expenses is relatively fixed during any given year. The primary elements of this strategy include:

- ADDING RIDES AND ATTRACTIONS AND IMPROVING OVERALL PARK QUALITY. We regularly make investments in the introduction of new rides and attractions at our parks. We believe that the introduction of marketable rides is an important factor in promoting each of the parks in order to increase market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, we generally will add new marketable attractions at that park only every three to four years.

- ADDING THE SIX FLAGS BRAND NAME AND THE CHARACTERS LICENSED FROM WARNER BROS. AND DC COMICS AT SELECTED PARKS. We believe that, by virtue of our Six Flags acquisition, a number of the parks we owned prior to that acquisition have the potential to accelerate their rate of growth over the next several seasons. We believe that a number of those parks, particularly the ones located in or near major metropolitan areas, can significantly accelerate their market penetration and the expansion of their geographic market. Further, a fundamental component of our acquisition strategy is to identify parks which we believe can also gain market penetration and geographic market expansion following our acquisition. We believe that we can achieve these ends through the use of the Six Flags brand name, aggressive marketing campaigns featuring the animated characters licensed from Warner Bros. and DC Comics and targeted capital investment in new rides and attractions. We believe that this expanded penetration, as well as the incorporation of the animated characters in the parks and in merchandise sales, can result in increased attendance and per capita spending both at the parks we owned prior to the Six Flags acquisition and at parks we may acquire in the future. For example, in 1998, we commenced use of the Six Flags brand name at Kentucky Kingdom. As a result of that re-branding and an investment in new rides and attractions, the park achieved attendance, revenue, and park-level operating cash flow growth of 19.5%, 34.6% and 26.1%, respectively, over 1997 levels. In 1999, we re-branded four pre-existing Premier parks: Six Flags America (formerly Adventure World), Six Flags Elitch Gardens, Six Flags Darien Lake and Six Flags Marine World. We also intend to re-brand the recently acquired Reino Aventura theme park in Mexico City, Mexico, as a Six Flags park for the 2000 season and up to three of our other existing parks as Six Flags parks over the next few years.

- ENHANCING MARKETING AND SPONSORSHIP PROGRAMS. Our parks have benefitted from professional, creative marketing programs which emphasize the marketable rides and attractions, breadth of available entertainment and value provided by each park. We have also implemented marketing programs that emphasize the Six Flags brand name, as well as the characters licensed from Warner Bros. and DC Comics and have successfully attracted well known sponsorship and promotional partners, such as Pepsi, McDonald's, Coca-Cola, Taco Bell, Blockbuster, 7-Eleven, Wendy's, First USA Bank, Best Western and various supermarket chains. We believe that our increased number of parks and annual attendance will enable us to expand and enhance our sponsorship and promotional programs.

- INCREASING GROUP SALES, SEASON PASSES AND OTHER PRE-SOLD TICKETS. Group sales and pre-sold tickets provide us with a consistent and stable base of attendance, representing over 36% of aggregate attendance at the U.S. parks owned or operated by us in the 1998 season. In addition, approximately 23% of our patrons at those parks utilized season passes. Accordingly, we intend to continue emphasizing group sales and pre-sold ticket programs in our sales efforts and will establish aggressive new programs at any parks we acquire in the future where appropriate.

- USING TICKET PRICING STRATEGIES TO MAXIMIZE TICKET REVENUES AND PARK UTILIZATION. We regularly review our ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases. We believe that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have successfully been implemented on a park-by-park basis in connection with the introduction of major new attractions or rides. In addition, we offer discounts on season, multi-visit and group tickets, as well as discounts on tickets for specific periods, in order to increase attendance at less popular times, such as weekdays and evenings.

- ADDING AND ENHANCING RESTAURANTS AND MERCHANDISE AND OTHER REVENUE OUTLETS. We also seek to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding new merchandise outlets. We have successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino's, Friendly's, KFC and TCBY. Typically, we operate these revenue outlets and we are often the franchisee.

- ADDING SPECIAL EVENTS. We have also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream and Fright Fest, Halloween events in which parks are transformed with supernatural theming, scary rides and haunting shows; Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks; and Holiday in the Park, a winter holiday event, in which several parks are transformed with winter and holiday theming.

    We believe we have demonstrated the effectiveness of our strategy for internal growth at our parks. Some of the examples of this growth are:

    - In 1998, our first year of full operation of our Marine World park, following a significant investment to add a full complement of theme park rides and attractions, the Marine World park achieved single season growth in attendance and revenue of 65.2% and 51.2%, respectively.

    - During the 1997 season, we began to apply our operating strategy to the five parks acquired in the 1996 Acquisitions. We invested approximately $65 million in the parks for the 1997 season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during 1997, these five parks achieved growth in attendance, revenue and park-level operating cash flow of 33.8%, 37.9% and 228.9%, respectively, as compared to 1996. In 1998, these parks achieved attendance growth of 10.8%, revenue growth of 15.0%, and park-level operating cash flow growth of 31.8% over 1997 levels.

    - For the 1996 and 1997 seasons, we invested approximately $21 million, adding numerous rides and attractions and 50 recreational vehicles at Darien Lake. Further, we entered into a long-term contract with a national concert promoter under which the promoter invested $2.5 million to make improvements at Darien Lake's 20,000 seat amphitheater and agreed to book at least twenty nationally-recognized performers per season. As a result of these investments and creative marketing and sales initiatives, during 1997, Darien Lake achieved compound annual growth of 15.2% in attendance, 20.5% in revenue and 45.2% in park-level operating cash flow over the results for 1995. In 1998, Darien Lake achieved attendance growth of 7.0%, revenue growth of 16.2% and park-level operating cash flow growth of 20.6% over 1997 levels.

    In addition to the foregoing, we believe that our Walibi acquisition provides us with a significant presence in the expanding theme park industry in Europe and that our strategy of targeted capital investment and sophisticated marketing can improve performance at these parks. We have agreed to invest approximately $38.0 million in the Walibi parks over the three years commencing with the 1999 season, of which approximately $21.0 million is being invested for the 1999 season. We believe that because, prior to our acquisition, the Walibi parks suffered from limited available funds for investment and a lack of creative marketing, there is a substantial opportunity to achieve internal growth at these parks.

    EXPANDING OUR PARKS

    We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues, in order to increase attendance and per capita spending. For example, for the 1998 season we constructed a hotel at our Darien Lake park to supplement the existing campgrounds and in 1998 we purchased campgrounds and a hotel adjacent to Geauga Lake. Further, we are adding a water park to Six Flags St. Louis for the 1999 season and plan to add a water park to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. We own additional acreage which is suitable for development at many of our parks. For example, we own over 1,500 undeveloped acres adjacent to Six Flags Great Adventure and 400 acres adjacent to Six Flags America (formerly Adventure World) suitable for additional complementary purposes.

    MAKING SELECTIVE ACQUISITIONS

    We expect to achieve further growth beyond that generated from internal growth at our existing parks through continued selective acquisitions of additional regional theme parks. Given our decentralized management approach, we have significant experience in managing park assets in diverse locations, and we seek acquisitions where we believe there are significant growth opportunities. In that connection, in May 1999 we acquired Reino Aventura, a theme park located in Mexico City, Mexico, Splashtown, a water park located near Houston, Texas, and White Water Atlanta, a water park located near Atlanta, Georgia.

    The regional theme park industry is highly fragmented. We believe that, in addition to our recent acquisitions, there are numerous acquisition opportunities, both in the U.S. and abroad, that can expand our business. While we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

    We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have generally not been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to:

- exercise group purchasing power (for both operating expenses and capital assets)

- use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics

- attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and other marketing partners

- achieve administrative economies of scale

- recruit and retain superior management

- use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration

    We expect to continue to acquire parks which have been undermanaged and have not benefitted from sustained capital expenditures, and to reposition such parks through the implementation of our operating strategies. We may also acquire better performing parks which require less additional investment but where cash flow can be improved through economies of scale in operating expenses and capital assets and other enhancements.

    We intend to locate acquisition targets primarily through our own direct efforts. Our management has extensive contacts throughout the industry and is an active participant in industry associations. Particular attention is given to cultivating relationships over time with park owners who appear likely to be or become potential sellers due to factors such as age or family or economic circumstances. In addition, we have developed a reputation as an active acquiror of regional parks. Through this reputation and general industry contacts, we believe that we become aware of most acquisition opportunities that develop in our area of focus.

MAY 1999 ACQUISITIONS

    REINO AVENTURA. We acquired the Reino Aventura theme park in Mexico City, Mexico for approximately $59.6 million, all of which was paid in cash. There are approximately 22 million people living within 50 miles of the park. Reino Aventura is the largest paid admission theme park in Mexico, based on 1998 attendance of approximately 1.7 million. The park, which first opened in 1982, is located on a site of approximately 107 acres. We intend to re-brand this park as a Six Flags park for the 2000 season in connection with a substantial investment in additional rides and attractions, and expect a significant increase in park performance as a result.

    WHITE WATER ATLANTA. We acquired, through the partnership that owns Six Flags Over Georgia, the White Water Atlanta water park located near Atlanta, Georgia and approximately 20 miles from our Six Flags Over Georgia park. The water park, which is located on a site of approximately 70 acres, had averaged attendance of approximately 600,000 over the five years immediately prior to 1998. In 1998, the park experienced a fall-off in attendance to approximately 385,000 persons after an isolated e-coli bacteria incident caused by a park guest. We believe that appropriate protective measures have been taken to prevent similar incidents in the future. We believe that we can increase attendance and revenues at both White Water Atlanta and our existing Six Flags Over Georgia park through joint season pass and other joint ticketing and marketing programs, and can increase operating efficiencies at both facilities through shared expenses.

    SPLASHTOWN. We acquired the Splashtown water park, located near Houston, Texas and approximately 30 miles from our Six Flags AstroWorld and Six Flags WaterWorld parks. The water park, which is located on a site of approximately 60 acres, had 1998 attendance of approximately 465,000. We believe we can increase attendance and revenues at both Splashtown and our existing Six Flags AstroWorld and Six Flags WaterWorld parks through joint season pass and other joint ticketing and marketing programs, and can increase operating efficiencies at all three facilities through shared expenses.

MARKETING AND PROMOTION

    We attract visitors through national and local multi-media marketing and promotional programs for each of our parks. The national programs are designed to market and enhance the Six Flags brand name. Local programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely revamped each year to address new developments. Marketing programs are supervised by our Senior Vice President for Marketing, with the assistance of our senior management and a national advertising agency.

    We also develop partnership relationships with well-known national and regional consumer goods companies and retailers to supplement our advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. We also arrange for popular local radio and television programs to be filmed or broadcast live from our parks.

    Group sales and pre-sold tickets provide us with a consistent and stable base of attendance, representing approximately 36% of aggregate attendance in 1998 at the U.S. parks which we owned or operated during that season. Each park has a group sales and pre-sold ticket manager and a well-trained sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls. Historically, we have been successful in increasing group sales and pre-sold tickets at our existing and acquired parks.

    We have also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. During 1998, 23% of visitors to the U.S. parks we owned or operated utilized season passes.

    A significant portion of our attendance is attributable to the sale of discount admission tickets. We offer discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, because such expenses are relatively fixed during the operating season.

    We also implement promotional programs as a means of targeting specific market segments and geographic locations not reached through group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a limited time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.

LICENSES

    Pursuant to a license agreement (the "License Agreement") among Warner Bros., DC Comics, Premier and SFTP, we have the exclusive right for a term through 2053 to use Warner Bros. and DC Comics characters in theme parks throughout the United States and Canada (other than the Las Vegas metropolitan area). In particular, the License Agreement entitles us to use, subject to customary approval rights of Warner Bros., and in limited circumstances, approval rights of certain third parties, all animated cartoon and comic book characters that Warner Bros. and DC Comics have the right to license, including as of the date hereof, BATMAN, SUPERMAN, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM, and includes the right to sell merchandise using the characters. The license fee is fixed until 2005, and thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis. In addition, we are required to pay a royalty fee on merchandise manufactured by or for us and sold that uses the licensed characters. Warner Bros. has the right to terminate the License Agreement under certain circumstances including if any persons involved in the movie or television industries obtain control of the Company and upon a default under the subordinated indemnity agreement between the Company and Time Warner Inc. entered into in connection with the Six Flags acquisition. Premier also licenses on a non-exclusive basis certain other characters, including POPEYE, for use at certain parks.

PARK OPERATIONS

    We currently operate in geographically diverse markets in the United States, Mexico and Europe. Each of our parks is operated to the extent practicable as a separate operating division of the Company in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. Each park is managed by a general manager who reports to one of our regional Executive Vice Presidents (each of whom report to our Chief Operating Officer) and is responsible for all operations and management of the individual park. Local advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams.

    Each of our parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute our strategy and to maximize revenues and operating cash flow at each park. Our 25 general managers have an aggregate of approximately 440 years experience in the industry, including approximately 320 years at parks we operate.

    Our parks are generally open daily from Memorial Day through Labor Day. In addition, most of our parks are open during weekends prior to and following their daily seasons, often in conjunction with themed events (such as Hallowscream, Fright Fest, Oktoberfest and Holiday in the Park). Due to their location, certain Six Flags parks have longer operating seasons. Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee.

CAPITAL IMPROVEMENTS

    We regularly make capital investments in the introduction of new rides and attractions at our parks. We purchase both new and used rides. In addition, we rotate rides among parks to provide fresh attractions. We believe that the introduction of new rides is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, we generally add theming to acquired parks and enhance the theming and landscaping of our existing parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides, are expensed as incurred and therefore are not included in capital expenditures.

    Our level of capital expenditures are directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to drive significant attendance growth at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every three to four years in order to enhance the park's entertainment product.

MAINTENANCE AND INSPECTION

    Our rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks, as well as regular maintenance and are made through both visual inspection of the ride and test operation. Senior management of the Company and the individual parks evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. We have approximately 1,000 full-time employees who devote substantially all of their time to maintaining the parks and their rides and attractions.

    In addition to our maintenance and inspection procedures, our liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The results of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. State inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are also subject to inspections by local fire marshals and health and building department officials. Furthermore, we use Ellis & Associates as water safety consultants at our parks in order to train life guards and audit safety procedures.

INSURANCE

    We maintain insurance of the type and in amounts that we believe are commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. With respect to liability claims arising out of (i) occurrences at the parks acquired in the Six Flags acquisition, and (ii) occurrences on and after July 1, 1998 at our other U.S. parks, there is no self-insured retention by the Company. With respect to claims arising out of occurrences prior to July 1, 1998 at these other U.S. parks, the self insurance retention is $50,000. We also maintain fire and extended coverage, workers' compensation, business interruption and other forms of insurance typical to business in this industry. The fire and extended coverage policies insure our real and personal properties (other than land) against physical damage resulting from a variety of hazards.

ENVIRONMENTAL AND OTHER REGULATION

    Our operations are subject to increasingly stringent federal, state and local environmental laws and regulations including laws and regulations governing water discharges, air emissions, soil and groundwater contamination, the maintenance of underground and above-ground storage tanks and the disposal of waste and hazardous materials. In addition, our operations are subject to other local, state and federal governmental regulations including, without limitation, labor, health, safety, zoning and land use and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at each park. We believe that we are in substantial compliance with applicable environmental and other laws and regulations and, although no assurance can be given, we do not foresee the need for any significant expenditures in this area in the near future.

    In addition, portions of the undeveloped areas at certain of our parks are classified as wetlands. Accordingly, we may need to obtain governmental permits and other approvals prior to conducting development activities that affect these areas, and future development may be prohibited in some or all of these areas.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company or its subsidiaries.

NAME                                     AGE                              POSITION WITH COMPANY
-----------------------------------      ---      ----------------------------------------------------------------------
CORPORATE OFFICERS:
Kieran E. Burke....................          42   Chairman and Chief Executive Officer; Director
Gary Story.........................          43   President and Chief Operating Officer; Director
James F. Dannhauser................          46   Chief Financial Officer; Director
Daniel P. Aylward..................          46   Executive Vice President
John E. Bement.....................          46   Executive Vice President
Hue W. Eichelberger................          40   Executive Vice President
Traci E. Blanks....................          38   Senior Vice President of Marketing
Richard A. Kipf....................          64   Vice President of Administration; Corporate Secretary
James M. Coughlin..................          47   General Counsel
Lesley K. Hudson...................          39   Vice President of Design
Brian Jenkins......................          37   Vice President of Finance
Russell W. Kuteman.................          46   Vice President of Finance
Charles R. Roarty..................          60   Vice President of Hospitality
David Thomas.......................          41   Vice President of Entertainment
Patrick J. Walker..................          35   Vice President of Finance
Paul A. Biddelman..................          53   Director
Michael E. Gellert.................          68   Director
Sandy Gurtler......................          49   Director
Charles R. Wood....................          85   Director

GENERAL MANAGERS:
Jack D. Bateman....................          41   Six Flags Kentucky Kingdom
Timothy D. Black...................          33   Riverside Park
Edouard Bon........................          38   Walibi Schtroumpf
James C. Bouy......................          57   Six Flags Elitch Gardens
Stephen C. Calloway................          48   Six Flags Over Texas; Six Flags Hurricane Harbor
John S. Collins....................          39   The Great Escape
Luc DeRoo..........................          33   Walibi Aquitaine
John P. Gannon.....................          41   Wyandot Lake
Manuel Gonzalez-Perez..............          36   Reino Aventura
Ulla Harrison......................          50   Walibi Rhone-Alpes
Charles G. Hendrix.................          46   Six Flags AstroWorld; Splashtown
Del Holland........................          55   Six Flags Magic Mountain
Thomas J. Iven.....................          40   Six Flags St. Louis
Jeffrey A. Lococo..................          43   Geauga Lake
Richard A. McCurley................          39   Waterworld
Thomas J. Mehrmann.................          39   Six Flags Marine World
William Muirhead...................          43   Six Flags Great Adventure
John R. Odum.......................          41   Six Flags Fiesta Texas
Bradley Y. Paul....................          51   Six Flags Darien Lake
Janet Porter.......................          35   Six Flags America
Hans van Driem.....................          52   Walibi Flevo
Paul van Havere....................          46   Bellewaerde
Stefaan Vansteenkiste..............          35   Walibi Wavre; Aqualibi Water Park
H. E. ("Gene") Weeks...............          46   Six Flags Over Georgia; White Water Atlanta
James H. Wintrode..................          53   Six Flags Great America

    KIERAN E. BURKE has served as Chief Executive Officer and a Director of the Company since October 1989 and Chairman of the Board since June 1994. From 1989 through June 1994, he was President of Premier. Mr. Burke also serves as a director of Blue Ridge Real Estate Company and Big Boulder Corporation. Mr. Burke was an investment banker prior to becoming President of Premier.

    GARY STORY has served as President and a Director of the Company since June 1994 and as Chief Operating Officer since January 1992. From January 1992 through June 1994, he also served as Premier's Executive Vice President. Prior to that time, he had been General Manager of Frontier City for more than five years. From 1983 through 1984, Mr. Story served as General Manager of Luna Park, an amusement park in Sydney, Australia, during its redevelopment as a theme park and from 1981 through 1983 he served as General Manager of Diversiones del Reino (now Reino Aventura), our recently acquired theme park in Mexico City. From 1972 through 1981, Mr. Story served in various capacities with Six Flags.

    JAMES F. DANNHAUSER became Chief Financial Officer of the Company in October 1995 and has served as a Director of Premier since December 1992. From 1990 through June 1996, Mr. Dannhauser was a managing director of Lepercq de Neuflize & Co. Incorporated, an investment banking firm ("Lepercq"). Mr. Dannhauser is a member of the board of directors of Lepercq and of MeriStar Hospitality Corporation.

    DANIEL P. AYLWARD has served as Executive Vice President since June 1998. Prior to that, beginning in February 1997, Mr. Aylward was General Manager of Marine World. From January 1995 to February 1997, Mr. Aylward was President and General Manager of Silverwood Theme Park, a small theme park operation in Idaho. From June 1989 to January 1995 he served as General Manager of Old Tucson Studios in Tucson, Arizona. Prior thereto, Mr. Aylward was employed at Kings Island.

    JOHN E. BEMENT has served as Executive Vice President since May 1998. From January 1993 to May 1998 Mr. Bement was the General Manager at Six Flags Over Georgia.

    HUE W. EICHELBERGER has served as Executive Vice President since 1996; prior thereto he served as General Manager of Adventure World since 1992. From 1991 through 1992, he served as Park Manager of White Water Bay. From 1988 through 1991, he was Associate Director of Corporate Development at Silver Dollar City, Inc. Prior thereto, Mr. Eichelberger served as General Manager of White Water (a water park in Grand Prairie, Texas) and FantaSea (a water park in Wichita, Kansas).

    TRACI E. BLANKS has served as Senior Vice President of Marketing since January 1998. Prior to that beginning in 1995, Ms. Blanks served as Vice President of Marketing. From 1992 through 1994, she served as Vice President of Marketing for Frontier City and White Water Bay. From 1986 through 1992, she served as Director of Marketing for Frontier City, and as such was responsible for all marketing and group sales programs. From 1986 through 1987, she also served as Manager of Advertising and Promotions for Frontier City.

    RICHARD A. KIPF has served as Corporate Secretary of the Company (or its predecessors) since 1975 and has served as Vice President of Administration since 1994.

    JAMES M. COUGHLIN has served as General Counsel since May 1998. Prior to that, Mr. Coughlin was a partner at the law firm of Baer Marks & Upham LLP for in excess of five years.

    LESLEY K. HUDSON has served as Vice President of Design for the Company since May 1997. Prior to that, beginning in September 1993, he served as Corporate Art Director. From 1984 to 1993 Mr. Hudson owned and operated Hudson Design, a company which designed and produced custom themed signage and decoration.

    BRIAN JENKINS has served as Vice President of Finance for the Company since April 1998. Prior to that, Mr. Jenkins served as Regional Vice President of Finance for Six Flags from 1996 to 1998. Prior to joining Six Flags, Mr. Jenkins served in various financial positions with FoxMeyer Health Corporation from 1990 to 1996, most recently as Vice President of Business Development and Corporate Planning.

    RUSSELL W. KUTEMAN has served as Vice President of Finance of the Company since 1996. From 1986 through 1996, Mr. Kuteman served as the Vice President of Finance for Wet 'n Wild and later Six Flags. Prior to 1986, Mr. Kuteman served as Vice President of Finance for several independent petroleum companies. Mr. Kuteman is a certified public accountant, and began his professional career with Peat, Marwick, Mitchell & Co. in 1976.

    CHARLES R. ROARTY has served as Vice President of Hospitality since January 1999 and prior thereto served as a consultant to the Company and was actively involved in the construction of the Company's hotel at Six Flags Darien Lake. Since 1991 he has also served as President of Classen Corporation, a leasing company. From 1991 to 1993, Mr. Roarty was President of the Bahia Mar Hotel in Fort Lauderdale, Florida. Previously, he had been Executive Vice President to the predecessor of Meristar Hotels and President of the hotel division of Drexel Burnham Lambert Realty. He began his career with Hilton Hotels.

    DAVID THOMAS has served as Vice President of Entertainment since 1993. From 1987 through 1993, he was responsible for the Company's show productions (including booking national touring acts to appear at the parks) as well as the staging of numerous festivals including Oktoberfest and Hallowscream. Prior to 1987, he served as President of Silvertree Productions, producing over forty stage shows, musicals, stunt spectaculars and magic illusion presentations.

    PATRICK J. WALKER has served as Vice President of Finance since May 1998. Prior thereto, since May 1992, he served in various capacities at Six Flags, most recently as Corporate Controller.

    PAUL A. BIDDELMAN has served as a Director of the Company since December 1992. Since December 1997, Mr. Biddelman has been president of Hanseatic Corporation ("Hanseatic"), a private investment company. Prior to that date, he was treasurer of Hanseatic for more than five years. Mr. Biddelman also serves as a director of Electronic Retailing Systems International, Inc., Insituform Technologies, Inc., Celadon Group, Inc., Petroleum Heat and Power Co., Inc. and Star Gas Partners, L.P.

    MICHAEL E. GELLERT has served as a Director of the Company since March 1989. He previously served as a Director of Premier and as a Trustee of its predecessor from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of Premier. Mr. Gellert is a general partner of Windcrest Partners ("Windcrest"), a New York limited partnership. The principal business of Windcrest is private investing. Mr. Gellert also serves as a director of Devon Energy Corp., HSA Corp., Humana Inc., Seacor Smit Inc. and Smith Barney World Funds, Inc.

    SANDY GURTLER has served as a Director of the Company since 1997. Mr. Gurtler is the Manager of Chilcott Entertainment L.L.C., which was the general partner of the owner of Elitch Gardens prior to the acquisition of the park by the Company in October 1996. Mr. Gurtler also serves as a consultant to the Company.

    CHARLES R. WOOD has served as a Director of the Company since 1997. Mr. Wood is the President and sole shareholder of Storytown USA, Inc. and Fantasy Rides Corporation, which collectively owned The Great Escape prior to the acquisition of the park by the Company in December 1996. Mr. Wood also serves as a consultant to the Company and owns, directly or through wholly-owned corporations, a variety of businesses in the Lake George area, including real estate, motels, restaurants and an action park.

    JACK D. BATEMAN has served as General Manager of Six Flags Kentucky Kingdom since its acquisition by the Company in November 1997. Prior to that time, beginning in 1996, he served as Director of Marketing at Elitch Gardens. Prior to joining Premier, Mr. Bateman worked in various capacities at Six Flags for over fifteen years, most recently as Director of Destination Marketing at Six Flags Fiesta Texas.

    TIMOTHY D. BLACK has served as General Manager of Riverside Park since 1998 and prior thereto served as General Manager of Wyandot Lake beginning in 1997. From 1995 through 1997, he was Manager of Park Operations at Six Flags Fiesta Texas. From 1992 to 1995, he was Director of Operations and Maintenance at Frontier City.

    EDOUARD BON has served as General Manager of Walibi Schtroumpf since March 1996. From 1994 to March 1996, Mr. Bon served as General Manager for the Hotel Mercure in Reims Est, France. From 1993 to 1994, he served as General Manager of the Hotel Sofitel Imperial on the Mauritius Island. From 1988 to 1990, he was Executive Assistant Manager of the Hotel Sofitel in Lyon, France.

    JAMES C. BOUY served as General Manager of Geauga Lake from 1994 until 1996 and became General Manager of Six Flags Elitch Gardens following its 1996 acquisition by the Company. Prior thereto, from 1992 through 1994, he served as Vice President and General Manager of Kennywood Park in Pittsburgh, Pennsylvania. From 1985 through 1991, Mr. Bouy was employed by Funtime Parks as Vice President and General Manager of Darien Lake. Prior thereto, from 1975 through 1981, he was employed by the Marriott Corporation, where his responsibilities included serving as Chief Operating Officer for The Great American Theme Park in Gurnee, Illinois and The Great American Theme Park in Santa Clara, California.

    STEPHEN C. CALLOWAY has served as General Manager of Six Flags Over Texas and Six Flags Hurricane Harbor since June 1998. From November 1995 to June 1998, Mr. Calloway served as Vice President and General Manager of Six Flags Over Texas. Mr. Calloway previously served as President of Six Flags St. Louis from May 1993 through November 1995.

    JOHN S. COLLINS has served as General Manager of The Great Escape since December 1996. Prior to that time, he served in various capacities at Geauga Lake for over ten years, most recently as Director of Marketing.

    LUC DEROO has served as General Manager of Walibi Aquitaine since April 1, 1999. Prior to that, Mr. DeRoo served as In-Park Manager of Walibi Rhone-Alpes from November 1996 to March 1999. From 1991 to 1996, he served as Manager of Games, Retail and Candies at Walibi Wavre. From 1986 to 1991, he served as Assistant In-Park Manager at Walibi Wavre.

    JOHN P. GANNON has served as General Manager of Wyandot Lake since March 1999. Prior to that, Mr. Gannon served as Vice President of Finance for the Company beginning in August of 1995 when Premier purchased Funtime Parks, Inc. Mr. Gannon had previously served as Vice President and Treasurer for Funtime Parks, Inc. from 1990 to 1995. From 1987 to 1990, he served as a controller for Geauga Lake in Aurora, Ohio. Prior thereto, Mr. Gannon, a certified public accountant, was employed with Ernst & Young, beginning in 1979, and was assigned to the Funtime audit. Mr. Gannon is a past president of the Akron Chapter of the Institute of Management Accountants.

    MANUEL GONZALEZ-PEREZ became General Manager of Reino Aventura in May 1999 and prior thereto served as General Manager of Frontier City since 1996. From 1995 to 1996 he served as Director of Park Revenue and Operations at Frontier City. From 1991 to 1995, Mr. Gonzalez-Perez was President and CEO for Park Street (Family Entertainment Center) in Mexico and from 1991 to 1994 he served as Revenue Director for Reino Arthon in Mexico City.

    ULLA HARRISON has served as General Manager of Walibi Rhone-Alpes since October 1998. From 1991 to 1998, she served as Park Manager of Tusenfrued Amusement Park in Norway.

    CHARLES G. HENDRIX has served as General Manager of Six Flags AstroWorld since September 1998. Prior to September 1998, Mr. Hendrix owned and operated a real estate development business and an import/export company in Atlanta, Georgia. Mr. Hendrix also previously served as Park President and as

Chief Development Officer of American Dream Parks in China. Mr. Hendrix began his career in 1969 at Six Flags Over Georgia.

    DEL HOLLAND has served as General Manager of Six Flags Magic Mountain since January 1993. Mr. Holland served as Vice President and General Manager of Six Flags Over Georgia from 1991 to 1992 and as Vice President of Retail for Six Flags' corporate office from 1982 to 1986. Prior to 1982, Mr. Holland served in various retail and operations positions within Six Flags. He has been a full-time employee of Six Flags since August 1963.

    THOMAS J. IVEN has served as General Manager of Six Flags St. Louis since August 1998. From 1996 to August 1998, Mr. Iven was Regional Director of Retail Operations of the Six Flags Texas region. From 1992 to 1996, Mr. Iven served as Vice President of Retail Operations at Six Flags Over Texas.

    JEFFREY A. LOCOCO served as General Manager of Wyandot Lake since 1989 and became the General Manager of Geauga Lake following its 1995 acquisition by the Company. From 1982 through 1989, he served as Director of Marketing and Sales of Geauga Lake. From 1980 through 1982, Mr. Lococo served as Regional Sales Manager with Marriott's Great America Theme Park.

    RICHARD A. MCCURLEY served as General Manager of Frontier City and White Water Bay beginning in 1994 until he became General Manager of Waterworld following its 1996 acquisition by the Company. He joined Premier in 1992 as Director of Revenue for Frontier City and White Water Bay and, during that year, transferred to become Director of Revenue for Adventure World (now Six Flags America). From 1985 through 1992, Mr. McCurley was Food Service Manager and later Food Service Director at Knotts Berry Farm. Prior to that period, he spent six years with Worlds of Fun, a major theme park in Kansas City, Missouri, ultimately serving as Director of Food Services.

    THOMAS J. MEHRMANN has served as General Manager of Six Flags Marine World since May 1998. Prior to May 1998, Mr. Mehrmann served as Vice President of Park Operations and Entertainment for Knott's Berry Farm in Buena Park, California, where he served in various management capacities over a 22-year period. From 1991 to 1994, he served as Director of Park Operations, Entertainment and Merchandise for the design, construction and opening of Knott's Camp Snoopy at Mall of America in Minneapolis, Minnesota.

    WILLIAM MUIRHEAD has served as General Manager of Six Flags Great Adventure since July 1998 and prior thereto was General Manager of Riverside Park since January 1997. Prior to that, beginning in 1992, he served as Vice President and General Manager of Expo/Tiered Retail Services Inc., a company headquartered in Hong Kong and specialized in developing themed retail and gaming operations in the South Pacific rim. Prior thereto, Mr. Muirhead was employed at Dorney Park and Six Flags Great Adventure.

    JOHN R. ODUM has served as General Manager of Six Flags Fiesta Texas since August 1998. From 1996 to August 1998, Mr. Odum served as General Manager of Six Flags St. Louis. From 1991 to 1996, he held the position of Retail Vice President at Six Flags Magic Mountain. Mr. Odum was Games & Attractions Manager and Retail Vice President at that park from 1982 to 1991. Mr. Odum began his career in 1974 at Six Flags Over Georgia.

    BRADLEY Y. PAUL has served as General Manager of Six Flags Darien Lake since 1991. From 1984 through 1991 he served as Marketing Director of Darien Lake.

    JANET PORTER has served as General Manager of Six Flags America (formerly Adventure World) since February 1998. From November 1996 to February 1998, Ms. Porter was Assistant General Manager at that park. From February 1995 to November 1996, Ms. Porter was Adventure World's Revenue Director and from 1994 to February 1995, Ms. Porter served as Merchandising/Games Manager. Ms. Porter was employed at Six Flags Great Adventure from 1980 through 1993.

    HANS VAN DRIEM has served as General Manager of Walibi Flevo since May 1993. From April 1988 to April 1993, he served as Commercial and Operational Director for the World Horticultural Exposition Floriade 1992 in the Hague, Netherlands. Prior to that, Mr. van Driem served as Vice President of Sales & Marketing Europe for Crest Hotels International based in Frankfurt, Germany.

    PAUL VAN HAVERE has served as General Manager of Bellewaerde Park since January 1995. Prior to that, he served as General Manager and Operations Manager of the "Sportpaleis" in Antwerp, Belgium.

    STEFAAN VANSTEENKISTE has served as General Manager of Walibi Wavre and Aqualibi water park since March 1999. From 1997 to March 1999, Mr. Vansteenkiste served as Director Food Service of Six Flags Magic Mountain. From 1993 to 1997, Mr. Vansteenkiste served in various capacities at Taco Bell Corporation, most recently as Market Manager. From 1991 to 1993, he was Principal Director of Finance for National Capital Associates, Ltd.

    H.E. ("GENE") WEEKS has served as General Manager of Six Flags Over Georgia since May 1998. From September 1997 until May 1998, he served as Vice President of Facilities and Guest Management of Six Flags, with responsibilities for operations, maintenance, engineering and capital planning & construction for all of the Six Flags parks. Mr. Weeks served as Vice President of Maintenance and Construction of Six Flags Fiesta Texas from January 1, 1996 to September 1997. From 1986 to 1995, Mr. Weeks served as Vice President and, later, President/Chief Operating Officer of Creative Entertainment Management, Inc., a company he co-founded.

    JAMES H. WINTRODE has served as General Manager of Six Flags Great America since July 1987. From 1982 to 1987, Mr. Wintrode served as Vice President and General Manager of Six Flags St Louis. Mr. Wintrode was Director of Finance at Six Flags Over Georgia from 1976 to 1982, Director of Finance at Six Flags from 1974 to 1976 and Director of Finance at Japanese Village from 1972 to 1974.

                              DESCRIPTION OF NOTES

    You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the term "Company" refers only to Premier Parks Inc. and not to any of its subsidiaries. The term "Notes" refers to the Premier senior notes being offered hereby.

    The Company will issue the Notes under an Indenture (the "Indenture") between itself and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act").

    The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of these Notes. We have filed a copy of the Indenture as an exhibit to the registration statement which includes this prospectus supplement and the accompanying prospectus.

BRIEF DESCRIPTION OF THE NOTES

    These Notes:

    - are general unsecured obligations of the Company;

    - are PARI PASSU in right of payment with all existing and future senior indebtedness of the Company;

    - are not guaranteed by the Company's Subsidiaries; and

    - are effectively subordinated to all Indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries.

    Assuming consummation of this offering and the full $375.0 million aggregate principal amount of outstanding notes are tendered and purchased in the Premier Operations and SFTP tender offers, as of March 31, 1999 Premier on an unconsolidated basis would have had total outstanding indebtedness with a carrying value of $986.5 million (all of which is senior indebtedness) and Premier's subsidiaries would have had total indebtedness of $1,119.6 million (including $185.4 million of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow) and approximately $209.6 million outstanding of other liabilities (other than deferred income taxes).

    As of the date of the Indenture, all of the Company's Subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the caption "Certain Covenants--Designations of Restricted and Unrestricted Subsidiaries," we will be able to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

    In the event of a bankruptcy, liquidation or reorganization of any of the Company's Subsidiaries, the Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The Company's Subsidiaries generated substantially all of our consolidated revenues in the twelve-month period ended December 31, 1998 and held substantially all of our consolidated assets as of December 31, 1998.

    Pursuant to the Partnership Parks Agreements, the Company is required to:

    - make minimum annual payments (approximately $47.3 million in 1999 with annual cost of living adjustments) to its partners in the Co-Venture Partnerships (of which we will be entitled to receive approximately $14.4 million in 1999 due to our current ownership interest);

    - make minimum capital expenditures at each of the Co-Venture Parks during rolling 5-year periods generally equal to 6% or such park's revenues; and

    - purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units (valued based upon the cash flow of the respective

      Co-Venture Parks) outstanding as of the date of the Partnership Parks Agreements (to the extent tendered by unit holders).

    We will use cash flow from the operations at the Co-Venture Parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations.

    Pursuant to the Subordinated Indemnity Agreement, the Company has agreed to indemnify Time Warner in respect of its guarantee of the obligations of the Company under the Partnership Parks Agreements set forth in the preceding paragraph. The obligations of the Company pursuant to the Subordinated Indemnity Agreement will not be subordinated to the obligations of the Company on the Notes as they are to the Company's obligations on its Senior Discount Notes due 2008 and Senior Notes due 2006. In addition, pursuant to the terms of the Subordinated Indemnity Agreement, other than with respect to the SFEC Notes, the Company may not secure any Indebtedness of the Company, Premier Operations or any of its subsidiaries with any of the assets of (or guarantees by) SFEC or any of its subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

    The Company will issue Notes initially with a maximum aggregate principal amount of $430 million. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on June 15, 2007. Subject to compliance with the covenant described under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company is permitted to issue more Notes under the Indenture in an unlimited principal amount (the "Additional Notes"). Any such Additional Notes that are actually issued will be treated as issued and outstanding Notes (and as the same class as the initial Notes) for all purposes of the Indenture and this "Description of Notes," unless the context clearly indicates otherwise.

    Interest on the Notes will accrue at the rate of 9 3/4% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 1999. The Company will make each interest payment to holders of record of the Notes ("Holders") on the immediately preceding June 1 and December 1.

    Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

    If a Holder has given wire transfer instructions to the Company, the Company will make all principal, premium and interest payments on the Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

    The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders of the Notes, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

OPTIONAL REDEMPTION

    During the first 36 months after the Issue Date, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes (which includes Additional Notes, if any) originally issued under the Indenture at a redemption price of 109.750% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Public Equity Offerings and/or the net cash proceeds of a Strategic Equity Investment; PROVIDED that:

(1) at least 65% of the aggregate principal amount of Notes (which includes Additional Notes, if any) originally issued remains outstanding immediately after the occurrence of each such redemption (excluding Notes held by the Company and its Subsidiaries); and

(2) any redemption must occur within 60 days of the date of the closing of such Public Equity Offering and/or Strategic Equity Investment.

    Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Company's option prior to June 15, 2003. After June 15, 2003, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

YEAR                                                                                    PERCENTAGE
--------------------------------------------------------------------------------------  -----------
2003..................................................................................     104.875%
2004..................................................................................     103.250%
2005..................................................................................     101.625%
2006 and thereafter...................................................................     100.000%

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder's Notes pursuant to the Change of Control Offer. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control.

    On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

    The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

    The Indenture will provide that the Company will fix the Change of Control Payment Date no earlier than 30 days and no later than 60 days after the Change of Control Offer is mailed as set forth above. Prior to complying with the provisions of the preceding sentence, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Indebtedness of its Subsidiaries or obtain the requisite consents, if any, under all agreements governing all such outstanding Indebtedness of its Subsidiaries to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Under the terms of the indentures governing the Premier Operations Notes, the SFEC Notes, the Premier Credit Facility and the Six Flags Credit Facility, the payment of dividends by Premier Operations, SFEC and SFTP are subject to certain specified tests which will significantly restrict their ability to pay dividends or make other distributions. If the Company does not obtain the consent of the lenders under the agreements governing outstanding Indebtedness of its Subsidiaries, including under the Credit Facilities and the indentures governing the Premier Operations Notes and the SFEC Notes, to permit the repurchase of Notes or does not refinance such Indebtedness, the Company will likely not have the financial resources to purchase Notes and the Company's Subsidiaries will be restricted by the terms of such Indebtedness from paying dividends to the Company or otherwise lending funds to the Company for the purpose of such purchase. In any event, there can be no assurance that the Company's Subsidiaries will have the resources available to pay any such dividend or make any such distribution. The Company's failure to make a Change of Control Offer when required or to purchase tendered Notes when tendered would constitute an Event of Default under the Indenture. See "Risk Factors--Structural Subordination" and "--Restrictive Covenants" in the accompanying prospectus and "Risk Factors--Change of Control Payment" and "--Holding Company Structure" in this prospectus supplement.

    The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable to such a Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

    The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

    To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

    ASSET SALES

    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Company's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

(3) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following shall be deemed to be cash:

    (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinate to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability or, in the case of the sale of Capital Stock, that are assumed by the transferee by operation of law; and

    (b) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are promptly (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion).

    Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary may apply such Net Proceeds:

(1) to repay or repurchase Indebtedness of a Restricted Subsidiary of the Company (and to correspondingly reduce commitments with respect to such Indebtedness in the case of revolving credit borrowings);

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Person (or business unit or division of such Person); PROVIDED that the primary business of such Person (or unit or division) is a Permitted Business;

(3) to fund obligations of the Company or any Restricted Subsidiary under the Partnership Parks Agreements or the Subordinated Indemnity Agreement;

(4) to acquire Capital Stock of a Restricted Subsidiary of the Company held by Persons other than the Company or any Restricted Subsidiary;

(5) to make a capital expenditure; or

(6) to acquire other long-term assets that are used or useful in a Permitted Business.

    Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

    Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company will be required to make an Asset Sale Offer to all Holders of Notes and all holders of other Indebtedness of the Company that is PARI PASSU with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redemptions with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other PARI PASSU Indebtedness of the Company that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer.

    To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

    Under the terms of the indentures governing the Premier Operations Notes and the SFEC Notes, the Premier Credit Facility and the Six Flags Credit Facility, the payment of dividends by Premier Operations, SFEC and SFTP are subject to certain specified financial tests which significantly restrict their ability to pay dividends or make other distributions. See "Risk Factors--Substantial Leverage," "--Structural Subordination" and "--Restrictive Covenants" in the accompanying prospectus.

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method that the Trustee shall deem fair and appropriate.

    No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

    If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Notes will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

CERTAIN COVENANTS

    RESTRICTED PAYMENTS

    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of any Equity Interests of the Company (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of any Equity Interests of the Company in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made after April 1, 1998 (excluding Restricted Payments permitted by clauses (2) and (3) of the next succeeding paragraph) shall not exceed, at the date of determination, the sum, without duplication, of

    (a) an amount equal to the Company's Consolidated Cash Flow for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after April 1, 1998 to the end of the Company's most recently ended full fiscal quarter for which financial statements have been filed with the Commission (the "Basket Period") LESS the product of
       1.4 times the Company's Consolidated Interest Expense for the Basket Period, PLUS

    (b) 100% of the aggregate net cash proceeds received by the Company after April 1, 1998 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale after April 1, 1998 of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than (i) Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and (ii) any sale of Equity Interests of the Company the net cash proceeds of which are applied pursuant to clause (2) of the immediately succeeding paragraph), PLUS

    (c) to the extent that any Restricted Investment that was made after April 1, 1998 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and
       (ii) the initial amount of such Restricted Investment, PLUS

    (d) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after April 1, 1998, the fair market value of the Company's or its Restricted Subsidiary's, as the case may be, Investment in such Subsidiary as of the date of such redesignation.

    The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) so long as no Default or Event of Default shall have occurred and be continuing (or would result therefrom), the purchase, redemption, retirement or other acquisition by the Company or any Restricted Subsidiary of the Company of partnership interests held by the partners in the limited partners of the Co-Venture Partnerships, the co-general partner of the Co-Venture Partnerships or, in each case, their successors, in accordance with and in the manner required or permitted by the terms of the Partnership Parks Agreements;

(5) so long as no Default or Event of Default shall have occurred and be continuing (or would result therefrom), any transactions pursuant to or contemplated by, and payments made in connection with, and in accordance with the terms of, the Partnership Parks Agreements and the Marine World Agreements;

(6) so long as no Default or Event of Default shall have occurred and be continuing (or would result therefrom), any transactions pursuant to or contemplated by, and payments made in connection with, and in accordance with the terms of, the Subordinated Indemnity Agreement;

(7) so long as no Default or Event of Default shall have occurred and be continuing (or would result therefrom), the payment of dividends on the Mandatorily Convertible Preferred Stock in accordance with the terms thereof as in effect on the date of the Indenture;

(8) in the event the Company issues common stock in exchange for or upon conversion of Mandatorily Convertible Preferred Stock, cash payments made in lieu of the issuance of fractional shares of common stock, not to exceed $250,000 in the aggregate in any fiscal year; and

(9) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company from employees, former employees, directors or former directors of the Company or any of its Restricted Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors); PROVIDED, HOWEVER, that the aggregate amount of such repurchases shall not exceed $5.0 million in any twelve-month period.

    The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors of the Company whose resolution with respect thereto shall be delivered to the Trustee. The

Board of Directors' determination shall be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment (other than any Restricted Payment permitted pursuant to clauses (1)-(9) of the immediately preceding paragraph), the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

    DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

    The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; PROVIDED that in no event shall the business currently operated by Premier Operations or SFTP be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted Payments." All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Company's Subsidiaries may incur Indebtedness or issue shares of preferred stock if the Company's Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or such preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of the proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of the Company for which financial statements have been furnished or are required to be furnished to Holders of the Notes pursuant to the covenant described below under the caption "--Reports," would have been no greater than 6.0 to 1.

    The Company also will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; PROVIDED, HOWEVER, that no Indebtedness of the Company shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

    The first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1) the incurrence by the Company and its Restricted Subsidiaries of additional Indebtedness under Credit Facilities, in an amount equal to $650.0 million (in addition to any Existing Indebtedness and any Permitted Refinancing Indebtedness in respect thereof);

(2) the incurrence by the Company and its Restricted Subsidiaries of additional revolving credit Indebtedness and letters of credit pursuant to Credit Facilities in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the

    Company and its Restricted Subsidiaries thereunder) at any one time outstanding not to exceed the Specified Amount as of such date of incurrence; PROVIDED THAT, the aggregate principal amount of all Indebtedness incurred pursuant to this clause (2) is reduced to an outstanding balance of $1.0 million or less for at least 30 consecutive days in each fiscal year;

(3) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(4) the incurrence by the Company of Indebtedness represented by the Notes (other than any Additional Notes);

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness and Indebtedness incurred pursuant to clauses (1) and (2) above) that was permitted by the Indenture to be incurred;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; PROVIDED, HOWEVER, that:

    (a) if the Company is the obligor on any such Indebtedness, such Indebtedness is, if any Default or Event of Default with respect to the Company occurs and is continuing, expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes; and

    (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of (a) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be incurred and (b) Currency Agreements that do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

(9) Indebtedness in respect of performance bonds, letters of credits, surety or appeal bonds, prior to any drawing thereunder, for or in connection with pledges, deposits or payments made or given in the ordinary course of business;

(10) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant (including, without limiting the generality of the foregoing, the guarantee by the Company or any Restricted Subsidiary of the Company of Existing Indebtedness);

(11) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, PROVIDED, HOWEVER, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (11); and

(12) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $75.0 million.

    For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on preferred stock in the form of additional shares of the same class of preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock for purposes of this covenant; PROVIDED, in each such case, that the amount thereof is included in Consolidated Indebtedness of the Company as accrued.

    SALE AND LEASEBACK TRANSACTIONS

    The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; PROVIDED that the Company or a Restricted Subsidiary of the Company may enter into a sale and leaseback transaction if:

(1) the Company could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Additional Indebtedness and Issuance of Preferred Stock" or pursuant to clause (6) of the second paragraph of such covenant and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described below under the caption "--Liens;"

(2) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction; and

(3) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Asset Sales."

    LIENS

    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing trade payables, Attributable Debt or Indebtedness on any asset now owned or hereafter acquired, except Permitted Liens.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

    However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness;

(2) the Partnership Parks Agreements, the Marine World Agreements or the Subordinated Indemnity Agreement;

(3) the terms of any Indebtedness permitted by the Indenture to be incurred by any Restricted Subsidiary of the Company;

(4) the Indenture and the Notes;

(5) applicable law;

(6) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(7) customary non-assignment provisions in leases, licenses or other contracts entered into in the ordinary course of business;

(8) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) of the preceding paragraph on the property so acquired;

(9) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale;

(10) obligations otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limit the right of the obligee to dispose of the assets securing such obligations;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

    MERGER, CONSOLIDATION, OR SALE OF ASSETS

    The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

(1) either: (a) the Company is the surviving corporation; or (b) the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to supplemental indentures in forms reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;
    and

(4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, both at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

    LIMITATION ON LEASES

    The Company will not, directly or indirectly, lease all or substantially all of its properties and assets to any Person.

    TRANSACTIONS WITH AFFILIATES

    The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

    (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

    (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

    The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, or any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment or indemnification arrangements, stock options and stock ownership plans approved by the Board of Directors, or the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors;

(2) transactions between or among the Company and/or its Restricted
    Subsidiaries;

(3) payment of reasonable directors fees to Persons who are not otherwise employees of the Company or its Restricted Subsidiaries;

(4) loans or advances to employees in the ordinary course of business;

(5) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments;"

(6) transactions pursuant to or contemplated by, and in accordance with, the terms of the Subordinated Indemnity Agreement;

(7) transactions pursuant to or contemplated by and payments in connection with, and, in each case, in accordance with, the terms of the Partnership Parks Agreements; and

(8) transactions pursuant to or contemplated by, and in accordance with, the Marine World Agreements.

    LIMITATION ON ISSUANCES AND SALES OF EQUITY INTERESTS IN RESTRICTED
     SUBSIDIARIES

    The Company will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Restricted Subsidiary of the Company and other than transactions contemplated by the Partnership Parks Agreements and the Subordinated Indemnity Agreement), unless:

(1) (a) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Restricted Subsidiary or (b) after giving effect thereto, such Restricted Subsidiary will still constitute a Restricted Subsidiary; and

(2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales."

In addition, the Company will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company if, after giving effect thereto, such Restricted Subsidiary will not be a direct or indirect Subsidiary of the Company.

    BUSINESS ACTIVITIES

    The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

    PAYMENTS FOR CONSENT

    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

    REPORTS

    Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the Commission's rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

    In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES

    Each of the following is an Event of Default with respect to the Notes:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due of the principal of or premium, if any, on the Notes;

(3) failure by the Company to comply for (a) 30 days with the provisions described under the caption "--Repurchase at the Option of Holders" or (b) 30 days after notice with the provisions described under the caption "--Certain Covenants" (in each case, other than a failure to purchase Notes);

(4) failure by the Company for 60 days after notice to comply with any of the Company's other agreements in the Indenture or the Notes;

(5) the failure by the Company or any Restricted Subsidiary to pay Indebtedness within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated at any time exceeds $10.0 million;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating at any time in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7) certain events of bankruptcy or insolvency with respect to the Company, any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

    In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant

Subsidiary, all outstanding Notes will become due and payable without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

    Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to June 15, 2003 by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to June 15, 2003, then the premium specified for the twelve months commencing on such date in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

    The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"), except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

    In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either:
    (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(7) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer, for such Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

    Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"); or

(8) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the preceding, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    If the Trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this prospectus supplement may obtain a copy of the Indenture without charge by writing to Premier Parks Inc., 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention: Corporate Secretary.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth in the next paragraph, the Notes will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

    Notes that are issued as described below under "--Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless all Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of Notes being transferred, subject to the transfer restrictions set forth in the Indenture.

    The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only thorough the Depositary's Participants or the Depositary's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

    So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

    The Company understands that under existing industry practice, in the event a beneficial owner of the Notes desires to take any action that the Depositary, as the Global Note Holder, is entitled to take, the Depositary would authorize the relevant Participants to take such action, and that such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of the beneficial owners owning through them.

    Payments in respect of the principal of, premium, if any, interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

    Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

    Payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest, if any) will be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, if a Holder has given wire transfer instructions to the Company, the Company will make all payments of principal, premium, if any,

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and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof. All other payments will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by mailing a check to each such Holder's registered address. The Company expects that secondary trading, if any, in the Certificated Securities will also be settled in immediately available funds.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED DEBT" means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

    "ASSET SALE" means:

(1) the sale, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business; PROVIDED that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Certain Covenants--Change of Control" and/or the provisions described above under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries;

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $10.0 million or (b) for net proceeds in excess of $10.0 million.

    Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(2) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(3) the transfer of Equity Interests in any Restricted Subsidiary pursuant to the Subordinated Indemnity Agreement or the Partnership Parks Agreements;

(4) the issuance of Equity Interests by a Restricted Subsidiary to any employee thereof or as consideration for the acquisition of all or substantially all of the assets of, or a majority of the Voting Stock of, any Person (or a business unit or division of such Person), PROVIDED that the primary business of such Person (or such unit or division) is a Permitted Business;

(5) the substitution of property in accordance with the terms of the Parcel Lease, dated November 7, 1997, between Marine World and Park Management Corp. as the same may be modified or amended from time to time after April 1, 1998, PROVIDED such modification or amendment does not adversely affect the interests of the Holders in any material respect; and

(6) a Restricted Payment that is permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments."

    "ATTRIBUTABLE DEBT" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

    "BENEFICIAL SHARE ASSIGNMENT AGREEMENT" means the Beneficial Share Assignment Agreement, dated as of April 1, 1998, between TW-SPV Co. and the Company.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENTS" means:

(1) United States dollars or foreign currency;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Facilities or with any commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better;

(4) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within one year after the date of acquisition;

(6) securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory, the securities of which state, commonwealth, territory, political subdivision or taxing authority (as the case may be) are rated at least "A" by Standard & Poor's Corporation or "A" by Moody's Investors Service, Inc.; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

    "CHANGE OF CONTROL" means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" becomes the "beneficial owner" (as such terms are defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the Voting Stock of the Company; or

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

    "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period PLUS:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; PLUS

(2) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that any such expense was deducted in computing such Consolidated Net Income; PLUS

(3) depreciation, amortization (including any depreciation or amortization arising out of purchases by the Company or any Restricted Subsidiary of Equity Interests in the partners of the Co-Venture Partnerships and amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; MINUS

(4) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP (other than accrual of income in the ordinary course of business in respect of a future cash payment).

Notwithstanding any other provision of the Indenture to the contrary, "Consolidated Cash Flow" of the Company for any period will be deemed to include 100% of the cash distributions to the Company or any of its Restricted Subsidiaries in respect of such period from the Co-Venture Partnerships, directly or indirectly, out of the Consolidated Cash Flow of the Co-Venture Partnerships in respect of such period.

    "CONSOLIDATED INDEBTEDNESS" means, with respect to any Person as of any date of determination, the sum, without duplication, of:

(1) the total amount of Indebtedness and Attributable Debt of such Person and its Restricted Subsidiaries; PLUS

(2) the total amount of Indebtedness and Attributable Debt of any other Person, to the extent that the same has been guaranteed by the referent Person or one or more of its Restricted Subsidiaries; PLUS

(3) the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, the sum of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

(3) any interest expense on Indebtedness or Attributable Debt of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon).

    The term "Consolidated Interest Expense" shall not include the consolidated interest expense of any Person with respect to:

(1) (A) any obligations in respect of the SFEC zero coupon senior notes so long as (a) the SFEC Escrow Agreement is in full force and effect and the trustee under the indenture governing the SFEC Notes holds thereunder an amount sufficient to pay the aggregate principal amount at maturity of such SFEC zero coupon senior notes pursuant to the terms thereof; or (b) the SFEC zero coupon senior notes shall have been defeased in accordance with the indenture governing the SFEC zero coupon senior notes, or (B) Indebtedness of the Co-Venture Partnerships (or the general partners thereof), except to the extent guaranteed by the Company or any Restricted Subsidiary (other than such general partners); or

(2) any obligations of the Company or any Restricted Subsidiary under the Partnership Parks Agreements, the Marine World Agreements or the Subordinated Indemnity Agreement.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and prior to any deduction in respect of dividends on any series of preferred stock of such Person, determined in accordance with GAAP; PROVIDED that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof;

(2) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(3) the cumulative effect of a change in accounting principles shall be excluded.

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

    "CO-VENTURE PARKS" means Six Flags Over Georgia and Six Flags Over Texas.

    "CO-VENTURE PARTNERSHIPS" means:

(1) Six Flags Over Georgia II, L.P., a Delaware Limited Partnership; and

(2) Texas Flags, Ltd., a Texas Limited Partnership.

    "CREDIT FACILITIES" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Premier Credit Facility and the Six Flags Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "CURRENCY AGREEMENT" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

    "DEBT TO CASH FLOW RATIO" means, as of any date of determination, the ratio of:

(1) the Consolidated Indebtedness of the Company as of such date to

(2) the Consolidated Cash Flow of the Company for the four most recent full fiscal quarters ending immediately prior to such date for which financial statements have been filed with the Commission, determined on a pro forma basis after giving effect to all acquisitions or Asset Sales made by the Company and its Restricted Subsidiaries from the beginning of such four-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of such four-quarter period.

    In addition, for purposes of calculating the Debt to Cash Flow Ratio:

(1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four- quarter reference period or subsequent to such reference period and on or prior to the calculation date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (2) of the proviso set forth in the definition of Consolidated Net Income; and

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, shall be excluded.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any

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Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants--Restricted Payments."

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but, without limiting the generality of the foregoing, excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EXISTING INDEBTEDNESS" means up to $1,830.1 million in aggregate principal amount of Indebtedness (including $683.5 million of Indebtedness under the Premier Credit Facility and the Six Flags Credit Facility) of the Company and its Subsidiaries in existence on the date of the Indenture, PLUS the principal amount, if any, of SFTP and Premier Operations notes which are not tendered and purchased in the tender offers, in each case, until such amounts are repaid.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

    "GOVERNMENT SECURITIES" means:

(1) direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged; and

(2) money market funds at least 95% of the assets of which constitute Government Securities of the kinds described in clause (1) of this definition.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

    "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker's acceptances;

(4) representing Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations;

if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.

    The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

    The term "Indebtedness" shall not include:

(1) any obligations in respect of the SFEC zero coupon senior notes so long as
    (a) the SFEC Escrow Agreement is in full force and effect and the trustee under the indenture governing the SFEC Notes holds thereunder an amount sufficient to pay the aggregate principal amount at maturity of such SFEC zero coupon senior notes pursuant to the terms thereof or (b) the SFEC zero coupon senior notes shall have been defeased in accordance with the indenture governing the SFEC zero coupon senior notes;

(2) any obligations of the Company or any Restricted Subsidiary under the Partnership Parks Agreements, the Marine World Agreements or the Subordinated Indemnity Agreement; or

(3) any indebtedness of the Co-Venture Partnerships (or the general partners thereof), except to the extent guaranteed by the Company or any Restricted Subsidiary (other than such general partners).

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees and any deposit or advance made pursuant to any contract entered into in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company (other than pursuant to the terms of the Partnership Parks Agreements or the Subordinated Indemnity Agreement) such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments."

    "ISSUE DATE" means June 30, 1999.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "MARINE WORLD" means the Marine World Joint Powers Authority or any successor thereto.

    "MARINE WORLD AGREEMENTS" means:

(1) the Parcel Lease, dated November 7, 1997, between Marine World and Park Management Corp. ("PMC");

(2) the Reciprocal Easement Agreement, dated November 7, 1997, between Marine World and PMC;

(3) the Revenue Sharing Agreement, dated November 7, 1997, among Marine World, PMC and the Redevelopment Agency of the City of Vallejo (the "Agency");

(4) the Purchase Option Agreement, dated as of August 29, 1997, among Marine World, the Agency, the City of Vallejo and PMC; and

(5) the 1997 Management Agreement, dated as of February 1, 1997, between Marine World and PMC, as amended;

in each case, as the same may be modified or amended from time to time after April 1, 1998, PROVIDED such modification or amendment does not adversely affect the interests of the Holders in any material respects.

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "NON-RECOURSE DEBT" means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PARTNERSHIP PARKS AGREEMENTS" means:

(1) the Overall Agreement, dated as of February 15, 1997, among Six Flags Fund, Ltd. (L.P.), Salkin Family Trust, SFG, Inc., SFG-I, LLC, SFG-II, LLC, Six Flags Over Georgia, Ltd., SFOG II, Inc., SFOG II Employee, Inc., SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., Six Flags Over Georgia, Inc., Six Flags Services of Georgia, Inc., Six Flags Theme Parks Inc. and Six Flags Entertainment Corporation and the Related Agreements (as defined therein); and

(2) the Overall Agreement, dated as of November 24, 1997, among Six Flags Over Texas Fund, Ltd., Flags' Directors, L.L.C., FD-II, L.L.C., Texas Flags, Ltd., SFOT Employee, Inc., SFOT Acquisition I, Inc., SFOT Acquisition II, Inc., Six Flags Over Texas, Inc., Six Flags Theme Parks Inc. and Six Flags Entertainment Corporation and the Related Agreements (as defined therein);

in each case, as the same may be modified or amended from time to time after April 1, 1998 provided such modification or amendment does not adversely affect the interests of the Holders in any material respect.

    "PERMITTED BUSINESS" means any business related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture.

    "PERMITTED INVESTMENTS" means an Investment by the Company or any Restricted Subsidiary in:

(1) cash or Cash Equivalents;

(2) the Company, a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Permitted Business;

(3) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets (or the assets of any business unit or division of such Person) to, the Company or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's (or such unit's or division's) primary business is a Permitted Business;

(4) another Person if the aggregate amount of all Investments in all such other Persons does not exceed $25.0 million at any one time outstanding (with each Investment being valued as of the date made and without giving effect to subsequent changes in value); PROVIDED, HOWEVER, that such Person's primary business is a Permitted Business;

(5) promissory notes received as consideration for an Asset Sale which are secured by a Lien on the asset subject to such Asset Sale; PROVIDED that the aggregate amount of all such promissory notes at any one time outstanding does not exceed $5.0 million;

(6) non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;"

(7) assets acquired solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(8) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(9) payroll, travel and similar advances that are made in the ordinary course of business;

(10) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(11) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and

(12) other Investments in any Person at any time outstanding (each such Investment being measured on the date each such Investment was made and without giving effect to subsequent changes in value) not to exceed $150 million.

    "PERMITTED LIENS" means:

(1) Liens to secure Indebtedness of a Restricted Subsidiary of the Company that was permitted to be incurred under the Indenture;

(2) Liens existing on the Issue Date;

(3) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Restricted Subsidiary of such Person; PROVIDED, HOWEVER, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; PROVIDED FURTHER, HOWEVER, that such Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries;

(4) Liens on property at the time such Person or any of its Restricted Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Restricted Subsidiary of such Person; PROVIDED, HOWEVER, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; PROVIDED FURTHER, HOWEVER, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries;

(5) Liens securing Indebtedness or other obligations of a Restricted Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(6) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same type of property securing such Hedging Obligations;

(7) Liens to secure any Permitted Refinancing Indebtedness; PROVIDED, HOWEVER, that:

    (a) such new Lien shall be limited to all or part of the same property that secured the original Indebtedness (plus improvements on such property); and

    (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of: (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness refinanced at the time the original Lien became a Permitted Lien; and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(8) (a) mortgages, liens, security interests, restrictions or encumbrances that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any real property leased by the Company or any Restricted Subsidiary of the Company and subordination or similar agreements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(9) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(10) Liens imposed by law, such as carriers', warehousemen's and mechanic's Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(11) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

(12) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially impair the use of such properties in the operation of the business of such Person;

(13) Liens securing Purchase Money Indebtedness; PROVIDED, HOWEVER, that:

    (a) the Indebtedness secured by such Liens is otherwise permitted to be incurred under the Indenture;

    (b) the principal amount of any Indebtedness secured by any such Lien does not exceed the cost of assets or property so acquired or constructed; and

    (c) the amount of Indebtedness secured by any such Lien is not subsequently increased;

(14) Liens arising out of the transactions contemplated by the Partnership Parks Agreements, the Marine World Agreements, the Subordinated Indemnity Agreement or the Six Flags Agreement; and

(15) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $20.0 million at any one time outstanding.

    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); PROVIDED that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or by a Restricted Subsidiary.

    "PREMIER CREDIT FACILITY" means the $275.0 million senior secured credit facility dated as of March 13, 1998 among Premier Operations and certain of its subsidiaries, The Bank of New York and the lenders named therein, as amended from time to time.

    "PREMIER OPERATIONS" means Premier Parks Operations Inc.

    "PREMIER OPERATIONS NOTES" means Premier Operations' 9 3/4% Senior Notes due 2007.

    "PUBLIC EQUITY OFFERING" means an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

    "PURCHASE MONEY INDEBTEDNESS" means Indebtedness:

(1) consisting of the deferred purchase price of property, conditional sale obligations, obligation under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed; and

(2) incurred to finance the acquisition by the Company or a Restricted Subsidiary of the Company of such asset, including additions and improvements;

PROVIDED, HOWEVER, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and PROVIDED FURTHER, that such Indebtedness is Incurred within 180 days after such acquisition, addition or improvement by the Company or Restricted Subsidiary of such asset.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

    "SFEC NOTES" means SFEC's 8 7/8% Senior Notes due 2006.

    "SFTP" means Six Flags Theme Parks Inc.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

    "SIX FLAGS CREDIT FACILITY" means the $472.0 million senior secured credit facility dated as of April 1, 1998 among SFTP, S.F. Holdings, Inc., SFEC and certain subsidiaries of SFTP, The Bank of New York and the lenders named therein, as amended from time to time.

    "SPECIFIED AMOUNT" means, as of any date, the product of:

(1) the Consolidated Cash Flow of the Company for the most recently ended four-quarter period for which financial statements have been filed with the Commission determined on a pro forma basis after giving effect to all acquisitions or Asset Sales made by the Company and its Restricted Subsidiaries from the beginning of such four-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of such four-quarter period; TIMES

(2) 0.75.

    "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "STRATEGIC EQUITY INVESTMENT" means a cash contribution to the common equity capital of the Company or a purchase from the Company of common Equity Interests (other than Disqualified Stock), in either case by or from a Strategic Equity Investor and for aggregate cash consideration of at least $25.0 million.

    "STRATEGIC EQUITY INVESTOR" means, as of any date, any Person (other than an Affiliate of the Company) engaged in a Permitted Business which, as of the day immediately before such date, had a Total Equity Market Capitalization of at least $1.0 billion.

    "SUBORDINATED INDEMNITY AGREEMENT" means the Subordinated Indemnity Agreement, dated as of April 1, 1998, among the Company, SFEC and its subsidiaries, Time Warner Inc., Time Warner Entertainment Company, L.P. and TW-SPV Co., as the same may be modified or amended from time to time after April 1, 1998, provided such modification or amendment does not adversely affect the interests of the Holders in any material fashion.

    "SUBSIDIARY" means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); PROVIDED that, notwithstanding the foregoing, each of SFOG A Holdings, SFOG B Holdings, SFOT I Holdings and SFOT II Holdings shall be deemed to be a Subsidiary of the Company for all purposes under the Indenture so long as the Subordinated Indemnity Agreement and the Beneficial Share Assignment Agreement shall each be in full force and effect and no default or event of default shall have occurred thereunder, and

(2) any partnership or limited liability company (a) the sole general partner or the managing general partner (or equivalent) of which is such Person or a Subsidiary of such Person; or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

    "TOTAL EQUITY MARKET CAPITALIZATION" of any Person means, as of any day of determination, the sum of:

(1) the product of (a) the aggregate number of outstanding primary shares of (i) common stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of common stock of such Person) and (ii) preferred stock of such Person on such day (to the extent listed on a national securities exchange or the Nasdaq National Market System) MULTIPLIED BY (b) the average closing price of such common stock or such preferred stock, as the case may be, listed on a national securities exchange or the Nasdaq National Market System over the 20 consecutive business days immediately preceding such day; PLUS

(2) the liquidation value of any outstanding shares of preferred stock of such Person on such day not listed on a national securities exchange or the Nasdaq National Market System.

    "UNRESTRICTED SUBSIDIARY" means any Subsidiary (other than Premier Operations or SFTP or any successor to either of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

(5) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

    Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote by the holder thereof in the election of the Board of Directors (or comparable body) of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                       DESCRIPTION OF OTHER INDEBTEDNESS

PREMIER OPERATIONS CREDIT FACILITY

    Borrowings under the Premier Operations credit facility (the "Premier Credit Facility"), which was entered into in March 1998, are secured by substantially all of the assets of Premier Operations and its domestic subsidiaries (other than real estate), and are guaranteed by such subsidiaries. The Premier Credit Facility has an aggregate availability of $275.0 million consisting of (i) a five-year $75.0 million revolving credit facility for working capital and general corporate purposes (the "Revolving Credit Facility"), of which $20.0 million was outstanding at March 31, 1999, (ii) a five-year $75.0 million term loan facility ("Facility B"), and (iii) an eight-year $125.0 million term loan facility ("Facility C" and, together with Facility B, the "Term Loan Facilities"), in each case, to fund acquisitions and make capital improvements. At March 31, 1999, $75.0 million and $124.0 million were outstanding under Facility B and Facility C, respectively. Interest rates per annum under the Premier Credit Facility are equal to either (a) a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case plus the Applicable Margin (as defined therein), or (b) the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility terminates on March 31, 2003. Borrowings under Facility B mature on March 31, 2003 and borrowings under Facility C will mature on March 31, 2006; however, aggregate principal payments and reductions of $10.0 million, $25.0 million, $30.0 million and $10.0 million will be required during the second, third, fourth and fifth years of Facility B, respectively, and aggregate principal payments of $1.0 million each are required in each of the first six years of Facility C in addition to a $25.0 million payment in year seven and a $94.0 million payment in year eight.

    As a condition to the consummation of the tender offers by Premier Operations and SFTP, the Premier Credit Facility has been amended to permit Premier Operations, subject to compliance with certain ratios, to pay semi-annual dividends to Premier in an aggregate amount up to $5.0 million (representing 24% of the semi-annual cash interest payments on the notes offered hereby).

SIX FLAGS CREDIT FACILITY

    Borrowings under the Six Flags credit facility (the "Six Flags Credit Facility"), which was entered into simultaneous with the closing of the Six Flags acquisition, are secured by substantially all of the assets of SFTP and its subsidiaries and a pledge by SF Holdings (the sole stockholder of SFTP) of the stock of SFTP, and are guaranteed by such subsidiaries, SFEC and SF Holdings. The Six Flags Credit Facility has an aggregate availability of $472.0 million consisting of (i) up to $100.0 million under a Revolving Credit Facility used to refinance existing outstanding Six Flags bank indebtedness and for working capital and other general corporate purpose, of which $38.0 million was outstanding at March 31, 1999, and (ii) up to $372.0 million under a term loan facility (the "Term Loan Facility") used to refinance existing outstanding Six Flags bank indebtedness and fund acquisitions and make capital improvements, of which $371.5 million was outstanding at March 31, 1999. Interest rates per annum under the Six Flags Credit Facility are equal to either (a) a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case, plus the Applicable Margin (as defined therein), or (b) the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility will terminate on April 1, 2003. Borrowings under the Term Loan Facility will mature on November 30, 2004. However, for the Term Loan Facility, aggregate principal payments and reductions of $1.0 million will be required during each of the first, second, third and fourth years; aggregate principal payments of $25.0 million and $40.0 million are required in years five and six, respectively, and $303.0 million at maturity.

    As a condition to the consummation of the tender offers by Premier Operations and SFTP, the Six Flags Credit Facility has been amended to permit SFTP, subject to compliance with certain ratios, to pay semi-annual dividends to Premier in an aggregate amount up to $15.9 million (representing 76% of the semi-annual cash interest payments on the notes offered hereby).

PREMIER PARKS 10% SENIOR DISCOUNT NOTES DUE 2008

    The Premier Parks 10% Senior Discount Notes due 2008 (the "Discount Notes") are senior obligations of the Company in an aggregate principal amount at maturity of $410.0 million. The Discount Notes will mature on April 1, 2008. The Discount Notes accrete in value until April 1, 2003 at which time the accreted value will equal 100% of their principal amount. The Discount Notes bear cash interest at the rate of 10% per annum, commencing April 1, 2003, and are not guaranteed by the Company's subsidiaries.

    Approximately $75.0 million of net proceeds from the sale of the Discount Notes has been deposited with the trustee to provide a fund until April 1, 2003 (the "Restricted Cash Account") to satisfy obligations under the Partnership Parks Agreements and to pay dividends on our Mandatorily Convertible Preferred Stock. The Company's obligations are secured pending disbursement by a pledge of the Restricted Cash Account.

PREMIER PARKS 9 1/4% SENIOR NOTES DUE 2006

    The Premier Parks 9 1/4% Senior Notes due 2006 (the "Senior Notes") are senior obligations of the Company, in the aggregate principal amount of $280.0 million of which $70.7 million has been used to capitalize a three-year overfund account (the "Interest Escrow Account") with respect to the Senior Notes. The Senior Notes mature on April 1, 2006. The Senior Notes bear interest at the rate 9 1/4% per annum and are not guaranteed by the Company's subsidiaries.

PREMIER OPERATIONS 12% SENIOR NOTES DUE 2003

    Concurrently with this offering, Premier Operations is tendering to purchase, for cash, any and all of its outstanding 12% Senior Notes due 2003 (the "1995 Notes").

    The 1995 Notes are senior, unsecured obligations of Premier Operations in the aggregate principal amount of $90.0 million. The 1995 Notes mature on August 15, 2003. The 1995 Notes are guaranteed on a senior, unsecured basis by the principal operating subsidiaries of Premier Operations.

    By virtue of consents obtained in connection with the tender offers, upon consummation of this offering, the indenture relating to the 1995 Notes will not contain any restrictive covenants.

PREMIER OPERATIONS 9 3/4% SENIOR NOTES DUE 2007

    The Premier Operations 9 3/4% Senior Notes due 2007 (the "1997 Notes") are senior, unsecured obligations of Premier Operations, in the aggregate principal amount $125.0 million. The 1997 Notes mature on January 15, 2007. The 1997 Notes are guaranteed on a senior, unsecured basis by the principal operating subsidiaries of Premier Operations.

SFTP 12 1/4% SENIOR SUBORDINATED DISCOUNT NOTES DUE 2005

    Concurrently with this offering, SFTP is tendering to purchase, for cash, any and all of its outstanding 12 1/4% Senior Subordinated Discount Notes due 2005 (the "SFTP Notes").

    The SFTP Notes are unsecured senior subordinated obligations of SFTP, in an aggregate principal amount of $285.0 million and mature on June 15, 2005. The SFTP Notes bear interest at the rate of 12 1/4% per annum, payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1998. The SFTP Notes are guaranteed on a senior subordinated unsecured basis by the principal operating subsidiaries of SFTP.

    By virtue of consents obtained in connection with the tender offers, upon consummation of this offering, the indenture pursuant to which the SFTP Notes were issued will not contain any restrictive covenants.

SFEC ZERO COUPON SENIOR NOTES

    The SFEC zero coupon senior notes are senior unsecured obligations of SFEC, in an aggregate principal amount of $192.25 million and mature on December 15, 1999. The SFEC zero coupon senior notes accrete in value until December 15, 1999, at which time the accreted value will equal 100% of their principal amount. There are no periodic payments on the SFEC zero coupon senior notes. The proceeds of the SFEC Notes, together with other funds, have been deposited in escrow to repay the SFEC zero coupon senior notes at or prior to maturity. The SFEC zero coupon senior notes may not be redeemed prior to maturity.

SFEC 8 7/8% SENIOR NOTES DUE 2006

    The SFEC 8 7/8% Senior Notes due 2006 (the "SFEC Notes") are senior, unsecured obligations of SFEC, in the aggregate principal amount of $170.0 million. The SFEC Notes will mature on April 1, 2006. The SFEC Notes bear interest at the rate of 8 7/8% per annum and are guaranteed by the Company on a fully subordinated basis but are not guaranteed by SFEC's subsidiaries. All of the net proceeds of the SFEC Notes were deposited, together with other funds, in escrow to repay the SFEC Zero Coupon Senior Notes at or prior to their maturity.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes as of the date hereof and represents the opinion of Thelen Reid & Priest LLP, counsel to the Company, insofar as it relates to matters of law or legal conclusions. This summary deals only with Notes held as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Moreover, it does not discuss all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as financial institutions, insurance companies, partnerships, dealers in securities or currencies, individual retirement and tax deferred accounts, persons who engage in a straddle, hedge or conversion transaction relating to a Note or U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar. In addition, this discussion does not address the tax consequences to persons who purchase Notes other than pursuant to their initial issuance and distribution at the initial public offering price. This summary is based on the Code, existing and proposed regulations promulgated thereunder, and applicable judicial and administrative determinations now in effect, all of which are subject to change at any time, possibly with retroactive effect.

    ALL PROSPECTIVE PURCHASERS OF NOTES, INCLUDING PERSONS WHO PURCHASE NOTES IN THE SECONDARY MARKET, ARE URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER FOREIGN, STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF ANY POTENTIAL CHANGES IN U.S. FEDERAL OR OTHER TAX LAW.

    As used herein, the term "U.S. Holder" means a beneficial owner of a Note that for United States federal income tax purposes is (1) an individual citizen or resident of the United States; (2) a corporation, or other entity that is taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (3) an estate the income of which is subject to United States federal income taxation regardless of its source; or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

TAX CONSEQUENCES TO U.S. HOLDERS

    PAYMENTS OF INTEREST

    Stated interest on a Note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's normal method of accounting for tax purposes.

    SALE, EXCHANGE AND REDEMPTION OF THE NOTES

    Upon the sale, exchange or redemption of a Note, a U.S. Holder will recognize gain or loss equal to the difference between that holder's adjusted tax basis in the Note and the amount realized upon the sale, exchange or redemption, other than amounts, if any, attributable to accrued but unpaid interest. A U.S. Holder's adjusted tax basis in a Note will be, in general, the cost of the Note to the U.S. Holder. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of sale, exchange or redemption, the Note has been held for more than one year. Under current law, deductibility of capital losses is subject to certain limitations. The net capital gains of non-corporate holders are taxed, under certain circumstances, at a lower rate than ordinary income.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    Payments of the interest on, or the proceeds from the sale, retirement or other disposition of Notes are subject to information reporting unless the U.S. Holder establishes an exemption.

    Payments of the interest on, or the proceeds from the sale, retirement or other disposition of Notes may be subject to "backup withholding" tax of 31% if the U.S. Holder, among other things (1) fails to furnish his or her social security number or other taxpayer identification number ("TIN") to the payor responsible for backup withholding (for example, the U.S. Holder's securities broker); (2) furnishes such payor an incorrect TIN; (3) fails to provide such payor with a certified statement, signed under penalties of perjury, that the TIN provided to the payor is correct and that the U.S. Holder is not subject to backup withholding; or (4) fails to report properly interest and dividends on his tax return. Backup withholding does not apply to certain payments made to exempt recipients, such as corporations and tax-exempt organizations. Any withheld amounts will be allowed as a refund or a credit against the U.S. Holder's United States federal income tax liability, provided that certain required information is furnished to the Internal Revenue Service (the "IRS").

TAX CONSEQUENCES TO NON-U.S. HOLDERS

    PAYMENTS OF INTEREST

    Subject to the discussion below concerning backup withholding, no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note held by a Non-U.S. Holder, provided that the beneficial owner (1) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of
Section 871(h)(3) of the Code and the regulations thereunder; (2) is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership; (3) is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code; and (4) satisfies the statement requirement, described generally below, set forth in Section 871(h) and Section 881(c) of the Code and the regulations thereunder.

    To satisfy the requirement referred to in clause (4) above, the beneficial owner of a Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, the Company or its paying agent with a statement to the effect that the beneficial owner is not a U.S. person. These requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person, which certification may be made on an IRS Form W-8 (or successor form); or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

    In the event that any of the above requirements are not satisfied, the Company will nonetheless not withhold federal income tax on interest paid to a Non-U.S. Holder if it receives either IRS Form 4224 or Form W-8 ECI (or, after December 31, 2000, a Form W-8 ECI) from that Non-U.S. Holder, establishing that such income is effectively connected with the conduct of a trade or business in the United States, unless the Company has knowledge to the contrary. Interest paid to a Non-U.S. Holder that is effectively connected with the conduct by the holder of a trade or business in the United States is generally taxed at the graduated rates that are applicable to U.S. persons. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income may also be subject to the United States federal branch profits tax, which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

    SALE, EXCHANGE AND REDEMPTION OF THE NOTES

    A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale, exchange or redemption of a Note unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States; (2) in the case of a Non-U.S. Holder who is an individual and holds the Note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (3) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates. However, any amount attributable to accrued but unpaid interest on the Note will be treated in the same manner as payments of interest made to such Non-U.S. Holder, as described above.

    Gain derived by a Non-U.S. Holder from the sale or other disposition of a Note that is effectively connected with the conduct by the holder of a trade or business in the United States is generally taxed at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income may also be subject to the United States branch profits tax. If any individual Non-U.S. Holder falls under clause
(2) of the preceding paragraph, such holder will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain United States source capital losses recognized within the same taxable year as such sale or other disposition.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if a statement described in clause (4) under "TAX CONSEQUENCES TO NON-U.S.
HOLDERS--PAYMENTS OF INTEREST" has been received and the payor does not have actual knowledge that the beneficial owner is a U.S. person.

    Information reporting and backup withholding will not apply to interest on a Note paid or collected by a custodian, nominee, or agent on behalf of the beneficial owner of such Note if such custodian, nominee, or agent has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

    Payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker generally will not be subject to backup withholding. However, payments made by a broker that is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three year period, or (with respect to payments after December 31, 2000) a foreign partnership with certain connections to the United States, will be subject to information reporting unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a U.S. person. Payments made to or through the United States office of a broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.

    Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available, as well as certain changes to these rules that may apply to payments made after December 31, 2000. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the Non-U.S. Holder's United States federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

    Pursuant to an Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have agreed, severally and not jointly, with the Company, subject to the satisfaction of certain conditions, to purchase from us the aggregate principal amount of notes set forth opposite their names below:

                                                                             PRINCIPAL AMOUNT
                                                                                    OF
UNDERWRITERS                                                                      NOTES
--------------------------------------------------------------------------  ------------------
Lehman Brothers Inc.......................................................    $  204,250,000
Salomon Smith Barney Inc..................................................        53,750,000
Goldman, Sachs & Co.......................................................        43,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated........................        43,000,000
Morgan Stanley & Co. Incorporated.........................................        43,000,000
ING Baring Furman Selz LLC................................................        23,650,000
Allen & Company Incorporated..............................................        10,750,000
BNY Capital Markets, Inc..................................................         8,600,000
                                                                            ------------------
Total.....................................................................    $  430,000,000
                                                                            ------------------

    The Underwriting Agreement provides that the obligation of each Underwriter to pay for and accept delivery of the notes is subject to certain conditions, including delivery of certain legal opinions by our and their counsel. Subject to the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the notes if any are taken. The closing of the offering of the notes is conditioned upon the consummation of the Premier Operations and SFTP tender offers.

    We have been advised by the Underwriters that they propose to offer the notes offered hereby initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not to exceed .25% of the aggregate principal amount of the notes. The Underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed .12% of the aggregate principal amount of the notes. After the initial public offering of the notes, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the Underwriters.

    The Underwriting Agreement provides that the Company, Premier Operations and SFTP will indemnify the Underwriters against certain liabilities, including liabilities under the federal securities acts, and will contribute to payments the Underwriters may be required to make in respect hereof.

    We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trading on the NASDAQ National Market System. We have been advised by the Underwriters that following the completion of this offering, the Underwriters currently intend to make a market in the notes. However, the Underwriters are not obligated to do so. Any market making activities with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

    In connection with this offering, the Underwriters may engage in certain transactions that stabilize the price of the notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the Underwriters create a short position in the notes in connection with this offering (i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement) the Underwriters may reduce that short position by purchasing notes in open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither the Company nor any of the Underwriters makes any representation that anyone will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement.

    Each of Lehman Brothers Inc., Salomon Smith Barney Inc., ING Baring Furman Selz LLC and Allen & Company Incorporated has from time to time provided, and in the future may provide, certain investment banking services to us and our affiliates, for which they have received, and in the future would receive, customary fees. In addition, each of Lehman Brothers Inc., Salomon Smith Barney Inc. and ING Baring Furman Selz LLC acted as an underwriter of our 1996, 1997 and 1998 public offerings and received customary fees in connection therewith. Furthermore, an affiliate of Lehman Brothers Inc. is a lender under each of our two credit facilities. The Bank of New York, an affiliate of BNY Capital Markets, Inc., serves as administrative agent and is a lender under each of our two credit facilities. Further, The Bank of New York serves as trustee with respect to the indentures governing certain of our and our subsidiaries outstanding debt instruments and will serve as trustee with respect to the indenture governing the notes offered hereby.

                                 LEGAL MATTERS

    The validity of the notes offered hereby and certain legal matters in connection with this offering will be passed upon for us by Thelen Reid & Priest LLP, New York, New York. The Underwriters are being represented by Cravath, Swaine & Moore, New York, New York.

PROSPECTUS

                                 $1,000,000,000

                                     [LOGO]

                               PREMIER PARKS INC.
                         DEBT SECURITIES, COMMON STOCK,
                        PREFERRED STOCK, WARRANTS, UNITS

                             ---------------------

    We will offer from time to time debt securities (including senior, subordinated and convertible debt securities), common stock, preferred stock (including convertible preferred stock), warrants or units. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

                            ------------------------

    Our common stock is listed on the New York Stock Exchange under the trading symbol "PKS". Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange. We have not yet determined whether any of the debt securities, preferred stock, warrants or units will be listed on any exchange or the over-the-counter market. If we decide to seek listing of any debt securities, preferred stock, warrants or units, the related prospectus supplement will disclose such exchange or market.

                            ------------------------

    CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 IN THIS PROSPECTUS.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 18, 1999

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

About This Prospectus......................................................................................           3

Where You Can Find More Information........................................................................           3

Special Note on Forward-Looking Statements.................................................................           4

Premier Parks Inc..........................................................................................           5

Risk Factors...............................................................................................           8

Consolidated Ratio of Earnings to Fixed Charges and Consolidated Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends....................................................................          14

Use of Proceeds............................................................................................          14

Unaudited Pro Forma Statement of Operations and Other Data.................................................          15

Description of Debt Securities.............................................................................          20

Description of Common Stock................................................................................          26

Description of Preferred Stock.............................................................................          28

Description of Warrants....................................................................................          33

Description of Units.......................................................................................          34

Plan of Distribution.......................................................................................          35

Legal Matters..............................................................................................          36

Experts....................................................................................................          36

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Common Stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    This prospectus is part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the Registration Statement. You should refer to the Registration Statement for further information with respect to Premier Parks Inc. and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

    The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

1.  Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

2.  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
    1999.

3. The audited financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 contained in our registration statement on Form S-3 (Registration No. 333-46897) declared effective March 26, 1998.

4. The description of our Common Stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

5. The description of the Rights relating to the shares of Common Stock contained in our registration statement on Form 8-A filed pursuant to
    Section 12 of the Securities Exchange Act.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Premier Parks Inc.
       11501 Northeast Expressway
       Oklahoma City, Oklahoma 73131
       Attention: Richard Kipf, Corporate Secretary
       Telephone: (405) 475-2500

    LOONEY TUNES, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM are copyrights and trademarks of Warner Bros., a division of Time Warner Entertainment Company, L.P. ("TWE"). BATMAN AND SUPERMAN are copyrights and trademarks of DC Comics, a partnership between TWE and a subsidiary of Time Warner Inc.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

    - the success or failure of our efforts to implement our business strategy

    - the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus

    We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

                               PREMIER PARKS INC.

GENERAL DESCRIPTION OF OUR BUSINESS

    We are the largest regional theme park operator and the second largest theme park company in the world, based on 1998 attendance of approximately 38.7 million. We operate 34 regional parks, located in geographically diverse markets with concentrated populations across the United States, as well as in Mexico, France, Belgium and The Netherlands. Our parks include 16 of the 50 most highly attended theme parks in North America. Our theme parks serve 9 of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

    Since 1992, we have made numerous acquisitions of theme parks and have achieved significant internal growth. In April 1998, we acquired all of the Six Flags parks, consisting of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the Six Flags theme parks). In March 1998, we expanded our operations internationally by acquiring the European-based Walibi theme park operations, which included three parks located in France, two in Belgium and one in The Netherlands. We have continued our expansion in 1999 by acquiring Reino Aventura, a theme park in Mexico City, Mexico, White Water Atlanta, a water park located near Atlanta, Georgia, and Splashtown, a water park located near Houston, Texas. These 1998 and 1999 park acquisitions have greatly expanded our operations, which previously consisted of nine regional theme parks (seven of which include a water park component) and four water parks at locations across the United States.

    During the 1998 operating season, the U.S. parks we owned or operated drew, on average, approximately 75% of their patrons from within a 100-mile radius, with approximately 36% of visitors utilizing group and other pre-sold tickets and approximately 23% utilizing season passes. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. Our theme parks offer more than 800 rides, including over 90 roller coasters, making us the leading operator of thrill rides in the industry.

    Six Flags has operated regional theme parks under the Six Flags name for over thirty years and has established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, in the 1998 season we commenced use of the Six Flags name at one of our other parks (Six Flags Kentucky Kingdom) and we are adding the name to four additional parks for the 1999 season (Six Flags Elitch Gardens, Six Flags America (formerly Adventure World), Six Flags Darien Lake and Six Flags Marine World).

    As part of our Six Flags acquisition, we obtained the exclusive license for theme park usage throughout the United States (except the Las Vegas metropolitan area) and Canada of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. Since 1991, these characters have been used to market the Six Flags parks and to provide visitors with an enhanced family entertainment experience. Our license, which applies to all of our current U.S. theme parks, as well as parks we may acquire that meet certain criteria, includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. Since the Six Flags acquisition, we have continued making extensive use of these characters at the Six Flags parks and, commencing in 1999, we will add the characters at many of our other U.S. parks. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    Since 1989, under our current management we have assumed control of 33 parks and have achieved significant internal growth. For example, during 1998, the 13 parks which we controlled prior to the acquisitions of Six Flags, Walibi, Reino Aventura, White Water Atlanta and Splashtown achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 14.4%, 20.3% and 35.0%, respectively, as compared to 1997.

    We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to our largest parks.

    Our senior and operating management team has extensive experience in the theme park industry. Our nine senior executive officers have over 150 years aggregate experience in the industry and our twenty-five general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at parks we operate.

STRATEGY

    Our strategy for achieving continued growth includes pursuing growth opportunities at our existing parks, expanding our parks, and making selective acquisitions.

    We believe there are substantial opportunities for continued growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

    - adding rides and attractions and improving overall park quality

    - adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks

    - enhancing marketing and sponsorship programs

    - increasing group sales, season passes and other pre-sold tickets

    - using ticket pricing strategies to maximize ticket revenues and park utilization

    - adding and enhancing restaurants and merchandise and other revenue outlets

    - adding special events

    Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

    We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues, in order to increase attendance and per capita spending. For example, for the 1998 season we constructed a hotel at our Darien Lake park to supplement the existing campgrounds, and in 1998 we purchased campgrounds and a hotel adjacent to Geauga Lake. Further, we are adding a water park to Six Flags St. Louis for the 1999 season and plan to add a water park to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. We own additional acreage which is suitable for development at many of our parks. For example, we own over

1,500 undeveloped acres adjacent to Six Flags Great Adventure and 400 acres adjacent to Six Flags America (formerly Adventure World) suitable for additional complementary purposes.

    The regional theme park industry is highly fragmented. We believe that there are numerous acquisition opportunities, both in the U.S. and abroad, through which we can expand our business. While we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

    We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have generally not been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

    - exercise group purchasing power (for both operating expenses and capital assets)

    - use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics

    - attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and marketing partners

    - achieve administrative economies of scale

    - recruit and retain superior management

    - use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration

ADDRESS

    Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS AND ALL OF THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR SECURITIES. SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO OUR BUSINESS IN GENERAL AND THE INDUSTRY IN WHICH WE OPERATE. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR SECURITIES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

    SUBSTANTIAL LEVERAGE--OUR HIGH LEVEL OF INDEBTEDNESS AND OTHER MONETARY OBLIGATIONS REQUIRE THAT A SIGNIFICANT PART OF OUR CASH FLOW BE USED TO PAY INTEREST AND FUND THESE OTHER OBLIGATIONS.

    We have a high level of debt. As of December 31, 1998, Premier and its subsidiaries owed a combined total of approximately $2,060.7 million (including $182.9 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). We have to pay total interest on our debt in 1999 of approximately $145.9 million ($25.9 million of which we will pay with funds already deposited in escrow). We also have to pay annual dividends of $23.3 million on our mandatorily convertible preferred stock, although we can pay these dividends either in cash or shares of common stock. At December 31, 1998, we had approximately $400.6 million of cash and cash equivalents to help meet our obligations.

    In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas:

    - We must make annual distributions to our partners in such parks, which will amount to approximately $47.3 million in 1999 (of which we will be entitled to receive $14.1 million due to our current ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

    - We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures, which in 1999 is expected to be approximately $14.6 million.

    - Each year we must offer to purchase partnership units from our partners in such parks, which in 1999 would, if accepted in full, amount to approximately $43.75 million.

    We will use cash flow from the operations at these parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

    Further, as a result of our purchase of Walibi, S.A., we have agreed to invest approximately $38.0 million from 1999 through 2001 to expand the six Walibi parks.

    Our high level of debt and other obligations could have important negative consequences to us and investors in the securities. These include:

    - We may not be able to satisfy all of our obligations.

    - We could have problems obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancing or other purposes.

    - We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash), and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.

    - Adverse economic or industry conditions may have more of a negative impact on us.

    We expect to be able to meet all of our obligations with existing cash, cash generated from the parks, and our current lines of credit. We believe that funds from these sources will be sufficient to meet our obligations and operating needs for the next several years and beyond. However, our business is subject to factors beyond our control, such as economic conditions, weather and competition. We cannot be sure that income from our parks will be as high as we expect. We may have to refinance all or some of our debt or secure new financing. We can not be sure that we will be able to obtain such refinancing or new loans on reasonable terms or at all. We have agreed in our loan agreements and the indentures covering certain of our outstanding notes to limit the amount of additional debt we will incur.

    If we can not meet all of our obligations, the market value and marketability of our common stock will likely be adversely affected. In addition, if we become the subject of bankruptcy proceedings, our creditors and preferred stockholders will be entitled to our assets before any distributions are made to common stockholders.

    STRUCTURAL SUBORDINATION--OUR HOLDING COMPANY STRUCTURE SUBORDINATES OUR CREDITORS INCLUDING HOLDERS OF OUR DEBT SECURITIES.

    Premier Parks Inc. is a holding company with limited assets, and we conduct substantially all of our operations through our subsidiaries. Almost all of our income is from our subsidiaries. The securities offered by this prospectus will be solely the obligations of Premier Parks Inc. and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the securities. Accordingly, we will be dependent on dividends and other distributions from subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on the debt securities.

    The ability of our subsidiaries to pay dividends to us is subject to, among other things, the terms of the various debt instruments already issued by our subsidiaries and which may in the future be issued by them, as well as by applicable law. In particular, in order for us to receive cash flow from our original thirteen Premier parks, we must obtain the consent of our senior bank lenders, and distributions of cash flow from our Six Flags parks is significantly restricted by covenants in debt instruments.

    Claims of holders of the debt securities will be effectively subordinated to the notes and other credit facility obligations of our subsidiaries (approximately $1,327.0 million at December 31, 1998, excluding $182.9 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). Consequently, in the event of any insolvency, liquidation, reorganization, dissolution or other winding up of our subsidiaries, the ability of our creditors, including holders of the debt securities, to be repaid will be subject to the prior claims of those entities' creditors, including trade creditors.

    RESTRICTIVE COVENANTS--OUR FINANCIAL AND OPERATING ACTIVITIES ARE LIMITED BY RESTRICTIONS CONTAINED IN THE TERMS OF OUR PRIOR FINANCINGS.

    The terms governing our and our subsidiaries' indebtedness impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

    - incurring additional indebtedness

    - creating liens on our assets

    - paying dividends

    - selling assets

    - engaging in mergers or acquisitions

    - making investments

    Our failure to comply with the terms and covenants in our and our subsidiaries' indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing our indebtedness contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy all of our debt obligations, which would have a substantial material adverse effect on the value of our common stock and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

    Further, certain of our subsidiaries are required to comply with specified financial ratios and tests, including:

    - interest expense

    - fixed charges

    - debt service

    - total debt

    We are currently in compliance with all of these financial covenants and restrictions. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

    MANAGEMENT OF GROWTH STRATEGY--WE MAY NOT BE ABLE TO MANAGE OUR RAPID GROWTH OR INTEGRATE ACQUISITIONS.

    We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise. Such acquisitions could place a future strain on our operations. Our ability to manage future acquisitions will depend on our ability to evaluate new markets and investments, monitor operations, control costs, maintain effective quality controls and expand our internal management and technical and accounting systems.

    To fund future acquisitions, we may need to borrow more money or assume the debts of acquired companies. In taking on any debt, we must comply with the restrictions described above with respect to our existing indebtedness. If we do not receive necessary consents or waivers of such restrictions, we may be unable to make additional acquisitions.

    In the past, in certain circumstances we have used shares of our common stock to fund a portion of the price of acquisitions. In the future, we may again fund all or part of acquisitions by issuing new shares of our common stock or other securities which can be converted into common stock. Issuing such additional shares or convertible securities may cause a decrease in the per share market price of our common stock.

    If we do purchase additional businesses, it may negatively affect our earnings, at least in the short term. Further, we cannot guarantee that any future acquisition will generate the earnings or cash flow we expect. As with any expansion, unexpected liabilities might arise and the planned benefits may not be realized.

    RISK OF ACCIDENTS--THERE IS THE RISK OF ACCIDENTS OCCURRING AT OUR PARKS WHICH MAY REDUCE ATTENDANCE AND EARNINGS.

    Almost all of our parks feature "thrill rides." While we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks may reduce attendance at that and other parks, causing a drop in revenues.

    On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. While the park is covered by our existing insurance, the impact of this incident on our financial position, operations or attendance at the park has not yet been determined.

    We maintain insurance of the type and in amounts that we believe is commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. We have no self-insured retention, except that the self-insurance portion of claims arising out of occurrences prior to July 1, 1998 at our U.S. parks owned prior to the Six Flags acquisition is $50,000 per occurrence.

    FACTORS IMPACTING ATTENDANCE--LOCAL CONDITIONS, DISTURBANCES, EVENTS AND NATURAL DISASTERS CAN ADVERSELY IMPACT PARK ATTENDANCE.

    Lower attendance may also be caused by other local conditions or events. For example:

    - In 1994, fewer people attended our Six Flags Magic Mountain park because of the Los Angeles County earthquake, and the earthquake also significantly interrupted operation of the park.

    - Six Flags Over Georgia suffered a drop in attendance in 1996 as a result of the 1996 Summer Olympics.

    In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in lower attendance at the affected parks. We work with local police authorities on security-related precautions to prevent such occurrences. We can make no assurance, however, that these precautions will be able to prevent any such disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of such occurrences on our consolidated results.

    ADVERSE WEATHER CONDITIONS--BAD WEATHER CAN ADVERSELY IMPACT ATTENDANCE AT OUR PARKS; OUR OPERATIONS ARE SEASONAL.

    Because most of the attractions at our theme parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. However, we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results.

    Our operations are seasonal. More than 90% of our annual park attendance occurs during the spring, summer and early autumn months. By comparison, most of our expenses for maintenance and adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future. However, the market price of our common stock may still fluctuate significantly in response to changes in our quarterly results of operations.

    COMPETITION--THE THEME PARK INDUSTRY COMPETES WITH NUMEROUS ENTERTAINMENT ALTERNATIVES.

    Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

    KEY PERSONNEL--THE LOSS OF KEY PERSONNEL COULD HURT OUR OPERATIONS.

    Our success depends upon the continuing contributions of our executive officers and other key operating personnel, including Kieran E. Burke, our Chairman and Chief Executive Officer, and Gary Story, our President and Chief Operating Officer. The complete or partial loss of their services or the services of other key personnel could adversely affect our business. Although we have entered into employment agreements (which end on December 31, 1999) with Mr. Burke and Mr. Story, we cannot be certain that we will be able to retain their services during that or any extension period. If we were to lose the services of both Messrs. Burke and Story and are unable to replace them within a specified period of time we would be in default under our credit facilities.

    INTERNATIONAL OPERATIONS--OUR INTERNATIONAL OPERATIONS HAVE ADDITIONAL
     RISKS.

    Through our Walibi parks, we conduct some of our operations in Europe. We also may make further acquisitions of parks in other international locations. There are risks to which we are subject that are inherent in operating abroad. Some examples of these risks can include:

    - problems in staffing and managing foreign operations

    - fluctuations in currency exchange rates

    - political risks

    - unexpected changes in regulatory requirements

    - potentially detrimental tax consequences in many locations with different tax laws

    SHARES ELIGIBLE FOR FUTURE SALE--THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO POSSIBLE SALES OF SHARES.

    As of March 1, 1999, there were 76,513,796 shares of our common stock outstanding, all of which are transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. In addition, we have reserved and registered under the Securities Act approximately 5,000,000 shares for currently outstanding management-held options, 5,550,000 shares for future option issuances, 9,550,000 shares issuable pursuant to our mandatorily convertible preferred stock, and approximately 70,000 shares for currently outstanding consultant-held options.

    Our officers, directors and their affiliates together hold approximately
17.9 million shares of common stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock, in each case subject to vesting). They can sell these securities in the public market (subject, in certain cases, to the resale conditions imposed by Rule
144). In addition, other stockholders who own approximately 7.5 million shares of common stock have the right to require us to register their shares for sale under the Securities Act. If future revenues at Kentucky Kingdom and Walibi reach certain levels, we are required to issue additional shares of common stock. In that connection in 1999, as a result of 1998 revenue levels at that park, we issued approximately 211,065 shares of common stock to the former owners of Kentucky Kingdom (excluding certain escrowed shares). We may also issue additional shares of common stock to pay quarterly dividend payments on our mandatorily convertible preferred stock (which dividends total $46.6 million over two years). The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market at any time after the date of this prospectus might negatively affect the market price of the common stock.

    ANTI-TAKEOVER PROVISIONS--ANTI-TAKEOVER PROVISIONS LIMIT THE ABILITY OF STOCKHOLDERS TO EFFECT A CHANGE IN CONTROL OF PREMIER.

    Certain provisions in our Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of Premier, including transactions in which stockholders might receive a premium for their shares.

    Our Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of Premier.

We have no current plans to issue any preferred stock, except to the extent we may determine to do so under this prospectus.

    In addition, we have a rights plan which gives each holder of our common stock the right to purchase a share of junior preferred stock in certain events which would constitute a change of control. The rights plan is designed to deter third parties from attempting to take control of Premier.

    In addition, we are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of Premier. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of Premier. All of these factors could materially adversely affect the price of our common stock.

    As part of the Six Flags acquisition, we obtained the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area) and Canada. Warner Bros. can terminate this license under certain circumstances, including the acquisition of Premier by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire Premier.

    DIVIDENDS--WE ARE NOT LIKELY TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

    We have not paid dividends on our common stock during the last three years, and we do not anticipate paying any cash dividends on such stock in the foreseeable future. Our ability to pay cash dividends is restricted under the indentures relating to our notes.

    YEAR 2000 ISSUE--OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY DATA PROCESSING FAILURES AFTER DECEMBER 31, 1999.

    Many computer systems, software applications and other electronics currently in use worldwide are programmed to accept only two digits in the portion of the date field which designates the year. The "Year 2000 problem" arises because these systems and products cannot properly distinguish between a year that begins with "20" and the familiar "19." If these systems and products are not modified or replaced, many will fail or create erroneous results and/or may cause other related systems to fail. Our failure to correct a material Year 2000 problem could result in an interruption in or failure of certain of our normal business operations or activities. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions.

    Our Year 2000 Project (the "Project") is in process. We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. In planning and developing the Project, we have considered both our information technology ("IT") and our non-IT systems. The term "computer equipment and software" includes systems that are commonly thought of as IT systems, including accounting, data processing, telephone systems, scanning equipment and other miscellaneous systems. Those items not to be considered as IT systems include alarm systems, fax machines, monitors for park operations or other miscellaneous systems. Both IT and non-IT systems may contain embedded technology, which complicates our Year 2000 identification, assessment, remediation and testing efforts. Based upon our identification and assessment efforts to date, we are in the process of replacing the computer equipment and upgrading the software it currently uses to become Year 2000 complaint. In addition, in the ordinary course of replacing computer equipment and software, we plan to obtain replacements that are in compliance with Year 2000.

    We have initiated correspondence with our significant vendors and service providers to determine the extent such entries are vulnerable to Year 2000 issues and whether the products and services purchased from such entities are Year 2000 compliant. We expect to receive a favorable response from such third parties and it is anticipated that their significant Year 2000 issues will be addressed on a timely basis.

    We anticipate that the Project will be completed in November 1999.

    As noted above, we are in the process of replacing certain computer equipment and software because of the Year 2000 issue. We estimate that the total cost of such replacements will be no more than $1.5 million. Substantially all of the personnel being used on the Project are our employees. Therefore, the labor costs of our Year 2000 identification, assessment, remediation and testing efforts, as well as currently anticipated labor costs to be incurred by with respect to Year 2000 issues of third parties, are expected to be less than $0.8 million.

    We have not yet developed a most reasonably likely worst case scenario with respect to Year 2000 issues, but instead have focused our efforts on reducing uncertainties through the review described above. We have not developed Year 2000 contingency plans other than as described above, and do not expect to do so unless merited by the results of our continuing review.

    We presently do not expect to incur significant operational problems due to the Year 2000 issue. However, if all Year 2000 issues are not properly and timely identified, assessed, fixed and tested, there can be no assurance that the Year 2000 issue will not materially impact our results of operations or adversely affect our relationships with vendors or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material impact on our systems or results of operations.

              CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
                   CONSOLIDATED RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The following table sets forth our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

                                                                                                 YEARS ENDED
                                                                                                 DECEMBER 31,
                                                                                 --------------------------------------------
                                                                                   1998       1997       1996        1995
                                                                                 ---------  ---------  ---------     -----
Ratio of earnings to fixed charges.............................................       1.5x       2.3x       1.3x          --
Ratio of earnings to combined fixed charges
and preferred stock dividends..................................................       1.2x       2.3x       1.2x          --


                                                                                   1994
                                                                                 ---------
Ratio of earnings to fixed charges.............................................       1.1x
Ratio of earnings to combined fixed charges
and preferred stock dividends..................................................       1.1x

    For the purpose of calculating the consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes, minority interest in earnings, equity in operations of theme park partnerships not distributed to Premier and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred Stock dividend requirements have been increased to an amount representing the before-tax earnings which would have been required to cover such dividend requirements. For the year ended December 31, 1995, Premier's earnings were insufficient to cover fixed charges by $1,738,000 and were insufficient to cover combined fixed charges and preferred stock dividends by $2,620,000.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of the securities for our general corporate purposes, which may include, repaying indebtedness, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement.

           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

    The following unaudited pro forma statement of operations and other data of Premier is based upon and should be read in conjunction with the historical financial statements of Premier and Six Flags, which are incorporated herein by reference.

    The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 gives effect to the acquisitions of Six Flags and Walibi and the financings associated with the transactions (including the issuance of mandatorily convertible preferred stock and common stock) as if they had occurred on January 1, 1998 (except in the case of Six Flags, which was treated as if it occurred December 29, 1997, the first day of the 1998 fiscal year of Six Flags).

    The pro forma statement of operations and other data is for informational purposes only, has been prepared based upon estimates and assumptions deemed by Premier to be appropriate and does not purport to be indicative of the results of operations which would actually have been attained if the acquisitions had occurred as presented in the statement or which could be achieved in the future.

                               PREMIER PARKS INC.
           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                              HISTORICAL
                                            SIX FLAGS FOR     HISTORICAL
                                             PERIOD PRIOR     WALIBI FOR
                                                  TO        PERIOD PRIOR TO
                                HISTORICAL     APRIL 1,        MARCH 26,      COMBINED     PRO FORMA    COMPANY
                                 PREMIER       1998(1)          1998(2)        COMPANY    ADJUSTMENTS  PRO FORMA
                                ----------  --------------  ---------------  -----------  -----------  ----------
REVENUE:
  Theme park admissions.......  $  423,461    $   15,047       $     883      $ 439,391    $      --   $  439,391
  Theme park food, merchandise
    and other.................     390,166         8,356             624        399,146           --      399,146
                                ----------  --------------       -------     -----------  -----------  ----------
    Total revenue.............     813,627        23,403           1,507        838,537           --      838,537
                                ----------  --------------       -------     -----------  -----------  ----------
OPERATING COSTS AND EXPENSES:
  Operating expenses..........     297,266        56,307           4,626        358,199      (10,628)(3)    347,571
  Selling, general and
    administrative............     126,985        54,711           3,407        185,103      (35,433)(3)    149,670
  Noncash compensation........       6,362            --              --          6,362           --        6,362
  Costs of products sold......     103,051         2,757             248        106,056           --      106,056
  Depreciation and
    amortization..............     109,841        17,629           3,214        130,684        6,440(4)    137,124
                                ----------  --------------       -------     -----------  -----------  ----------
    Total operating costs and
      expenses................     643,505       131,404          11,495        786,404      (39,621)     746,783
                                ----------  --------------       -------     -----------  -----------  ----------
  Income (loss) from
    operations................     170,122      (108,001)         (9,988)        52,133       39,621       91,754
                                ----------  --------------       -------     -----------  -----------  ----------
OTHER INCOME (EXPENSE):
  Interest expense, net.......    (115,849)      (22,508)           (889)      (139,246)     (16,655)(5)   (155,901)
  Equity in operations of
    theme park partnerships...      24,054       (13,152)             --         10,902           --       10,902
  Minority interest...........        (960)           --              --           (960)          --         (960)
  Other expense...............      (1,023)           --              (1)        (1,024)          --       (1,024)
                                ----------  --------------       -------     -----------  -----------  ----------
    Total other income
      (expense)...............     (93,778)      (35,660)           (890)      (130,328)     (16,655)    (146,983)
                                ----------  --------------       -------     -----------  -----------  ----------
  Income (loss) before income
    taxes.....................      76,344      (143,661)        (10,878)       (78,195)      22,966      (55,229)
  Income tax expense
    (benefit).................      40,716            --          (4,786)        35,930      (38,038)(6)     (2,108)
                                ----------  --------------       -------     -----------  -----------  ----------
  Income (loss) before
    extraordinary loss........  $   35,628    $ (143,661)      $  (6,092)     $(114,125)   $  61,004   $  (53,121)
                                ----------  --------------       -------     -----------  -----------  ----------
                                ----------  --------------       -------     -----------  -----------  ----------
  Net income (loss) applicable
    to common stock...........  $   18,162            (7)             (7)            (7)               $  (76,409)(7)
                                ----------                                                             ----------
                                ----------                                                             ----------
  Net income (loss) per common
    share.....................  $     0.27            (7)             (7)            (7)               $    (1.01)(7)
                                ----------                                                             ----------
                                ----------                                                             ----------
  Weighted average shares.....  66,430,000                                                             75,617,000(7)
                                ----------                                                             ----------
                                ----------                                                             ----------
OTHER DATA:
EBITDA(8).....................  $  286,325    $  (90,372)      $  (6,774)     $ 189,179    $  46,061   $  235,240
                                ----------  --------------       -------     -----------  -----------  ----------
                                ----------  --------------       -------     -----------  -----------  ----------
Adjusted EBITDA(9)............  $  321,733    $ (102,077)      $  (6,774)     $ 212,882    $  46,061   $  258,943
                                ----------  --------------       -------     -----------  -----------  ----------
                                ----------  --------------       -------     -----------  -----------  ----------
Net cash provided by (used in)
  operating activities........  $  119,010    $  (54,779)      $  (7,663)     $  56,568    $  38,478   $   95,046
                                ----------  --------------       -------     -----------  -----------  ----------
                                ----------  --------------       -------     -----------  -----------  ----------

                               PREMIER PARKS INC.
      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

BASIS OF PRESENTATION

    The accompanying unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared based upon certain pro forma adjustments to historical financial information of Premier and the pre-acquisition historical financial information of Six Flags and Walibi. Premier acquired Six Flags on April 1, 1998 and Walibi on March 26, 1998.

    The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared assuming the acquisitions and the related financings (including the issuance of mandatorily convertible preferred stock and common stock) occurred on January 1, 1998 (except in the case of the acquisition of Six Flags, which was treated as if it was acquired on December 29, 1997, the first day of the 1998 fiscal year of Six Flags). The unaudited pro forma statement of operations should be read in conjunction with the financial statements of Premier, which are incorporated herein by reference.

PRO FORMA ADJUSTMENTS

1. The results of Six Flags included herein represent the operations of Six Flags for the period from December 29, 1997 to March 31, 1998, prior to Premier's acquisition of Six Flags.

2. The results of Walibi included herein represent the operations of Walibi for the period from January 1, 1998 to March 26, 1998, prior to Premier's acquisition of Walibi. The results of Walibi are in Belgium Francs ("BEF") and are accounted for using generally accepted accounting principles of Belgium. The following table reflects the adjustment of the Walibi statement of operations for the period January 1, 1998 to March 26, 1998 to conform to U.S. generally accepted accounting principles and U.S. dollars (using an average exchange rate for the period of 37.500 BEF to US$1):

                                                                    AMOUNT    ACCOUNTING    ADJUSTED     AMOUNT
                                                                   (IN BEF)   ADJUSTMENTS    AMOUNT    (IN US $)
                                                                  ----------  -----------  ----------  ----------
Revenue:
Theme park admissions...........................................      33,122          --       33,122  $      883
Theme park food, merchandise and other..........................      23,296         112       23,408         624
                                                                  ----------  -----------  ----------  ----------
Total revenue...................................................      56,418         112       56,530       1,507
                                                                  ----------  -----------  ----------  ----------
Operating costs and expenses:
Operating expenses..............................................     184,288     (10,800)     173,488       4,626
Selling, general and administrative.............................     127,774          --      127,774       3,407
Costs of products sold..........................................       9,310          --        9,310         248
Depreciation and amortization...................................     120,678        (149)     120,529       3,214
                                                                  ----------  -----------  ----------  ----------
Total operating costs and expenses..............................     442,050     (10,949)     431,101      11,495
                                                                  ----------  -----------  ----------  ----------
Income (loss) from operations...................................    (385,632)     11,061     (374,571)     (9,988)
                                                                  ----------  -----------  ----------  ----------
Other income (expense):
Interest expense, net...........................................     (33,324)         --      (33,324)       (889)
Other expense...................................................         (14)         --          (14)         (1)
                                                                  ----------  -----------  ----------  ----------
Total other expense.............................................     (33,338)         --      (33,338)       (890)
                                                                  ----------  -----------  ----------  ----------
Income (loss) before taxes......................................    (418,970)     11,061     (407,909)    (10,878)
Income tax expense (benefit)....................................    (175,066)     (4,398)    (179,464)     (4,786)
                                                                  ----------  -----------  ----------  ----------
Net income (loss)...............................................    (243,904)     15,459     (228,445) $   (6,092)
                                                                  ----------  -----------  ----------  ----------
                                                                  ----------  -----------  ----------  ----------

                               PREMIER PARKS INC.
      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

3. Adjustments reflect the elimination of compensation expense associated with stock option payments resulting from the acquisition of Six Flags that were recognized during the pre-acquisition period from December 28, 1997 to March 31, 1998.

4. Adjustment reflects the elimination of historical depreciation and amortization of $20,819 for Six Flags and Walibi and the inclusion of estimated pro forma depreciation of $14,647 and amortization of $12,612.

5. Adjustment reflects additional interest expense associated with debt incurred by Premier in connection with the acquisitions, net of (a) the elimination of the historical interest expense associated with Premier and Six Flags credit facilities previously outstanding and the long term debt of Walibi, and (b) the amortization of the fair value adjustments for Six Flags long-term debt assumed as a result of the Six Flags acquisition. Issuance costs associated with the borrowings are being amortized over their respective terms. The components of the adjustments are as follows:

Interest expense on Premier credit facility for the period prior to April 1, 1998 (at an 8.0% interest rate).....................  $  (4,400)
Interest expense on Six Flags credit facility for the period prior
  to April 1, 1998 (at an 8.0% interest rate).....................     (8,200)
Interest expense on the Six Flags zero coupon notes for the period
  prior to April 1, 1998 (at a 6.5% interest rate)................     (2,600)
Interest expense on the Six Flags Theme Parks Inc. 12 1/4% senior
  subordinated notes (at a 10.3% interest rate)...................     (7,337)
Interest expense on the Six Flags 8 7/8% senior notes for the
  period prior to April 1, 1998 (at an 8 7/8% interest rate)......     (3,772)
Interest expense on Premier 10% senior discount notes prior to
  April 1, 1998 (at a 10% interest rate)..........................     (6,293)
Interest expense on Premier 9 1/4% senior notes prior to April 1,
  1998 (at a 9 1/4% interest rate)................................     (6,475)
Interest expense from the amortization of issuance costs..........     (1,570)
Interest expense from commitment fees on Premier and Six Flags
  credit facilities...............................................       (773)
Interest expense on Walibi indebtedness...........................     (1,570)
Elimination of historical interest expense--Premier...............      2,785
Elimination of historical interest expense--Six Flags.............     22,661
Elimination of historical interest expense--Walibi................        889
                                                                    ---------
                                                                    $ (16,655)
                                                                    ---------
                                                                    ---------

6. Adjustment reflects the application of income taxes to the pro forma adjustments and to the pre-acquisition operations of Six Flags and Walibi, after consideration of permanent differences, at a rate of 38%.

7. Net income (loss) applicable to common stockholders is adjusted to reflect $5,822 of additional dividends payable to the holders of Premier's 7 1/2% mandatorily convertible preferred stock for the period prior to issuance on April 1, 1998.

                               PREMIER PARKS INC.
      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    Net income (loss) per common share and weighted average common share data are not presented for Six Flags and Walibi as the information is not meaningful.

    The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1998 is as follows:

Pro forma weighted average number of common shares outstanding excluding Premier's April 1, 1998 common stock offering and the Walibi acquisition........................................  38,020,000
Common shares issued in Premier's April 1, 1998 common stock offering, as if issued on January 1, 1998.....................  36,800,000
Common shares issued as partial consideration for the Walibi
  acquisition, as if issued on January 1, 1998..................    797,000
                                                                  ---------
Pro forma weighted average number of common shares
  outstanding...................................................  75,617,000
                                                                  ---------
                                                                  ---------

8. EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, minority interest, and noncash compensation. Premier has included information concerning EBITDA because it is used by certain investors as a measure of Premier's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of Premier's operating performance. This information should be read in conjunction with the Statement of Cash Flows contained in the financial statements incorporated by reference.

9. Adjusted EBITDA includes Premier's share of the EBITDA from the three partnership parks which are not consolidated--Six Flags Over Texas, Six Flags Over Georgia and Six Flags Marine World.

                         DESCRIPTION OF DEBT SECURITIES

    This section describes the general terms and provisions of the debt securities (the "Debt Securities"). The prospectus supplement will describe the specific terms of the Debt Securities offered through that prospectus supplement and any differences in such Debt Securities from the terms described below. The Debt Securities will be issued under an indenture (the "Indenture") between Premier and one or more commercial banks to be selected as trustees (collectively, the "Trustee").

    We have summarized certain terms and provisions of the Indenture. The summary is not complete. If we refer to particular provisions of the Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part, and is incorporated by reference. You should refer to the Indenture for the provisions which may be important to you. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

GENERAL

    The Indenture will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

    - the designation, aggregate principal amount and authorized denominations;

    - the maturity date;

    - the interest rate, if any, and the method for calculating the interest rate;

    - the interest payment dates and the record dates for the interest payments;

    - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

    - the place where principal and interest will be payable;

    - if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

    - whether the Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

    - additional provisions, if any, relating to the defeasance of the Debt Securities;

    - the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

    - whether the Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

    - any applicable United States federal income tax consequences;

    - the dates on which premium, if any, will be payable;

    - the right, if any, of Premier to defer payment of interest and the maximum length of such deferral period;

    - any listing on a securities exchange;

    - the initial public offering price; and

    - other specific terms, including any additional events of default or covenants provided for with respect to the Debt Securities.

    As described in each prospectus supplement relating to any particular series of Debt Securities being offered, the Indenture may contain covenants limiting:

    - the incurrence of additional debt (including guarantees) by Premier and certain of its subsidiaries and affiliates;

    - the making of certain payments by Premier and certain of its subsidiaries and affiliates;

    - business activities of Premier and certain of its subsidiaries and affiliates;

    - the issuance of preferred stock of certain of its subsidiaries and affiliates;

    - certain asset dispositions;

    - certain transactions with affiliates;

    - a change of control of Premier;

    - the incurrence of liens; and

    - certain mergers and consolidations involving Premier and its subsidiaries.

BOOK-ENTRY SYSTEM

    Unless otherwise specified in a prospectus supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

    The Depositary has advised Premier that it is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participants ("Direct Participants") and to facilitate the clearance and settlement of securities transactions among its Direct Participants through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, a number of which (and/or their representatives) own the Depositary, together with the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with Direct Participants, the "Participants").

    When a Global Security is issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by each Global Security to the accounts of Direct Participants. The underwriters, dealers or agents, if any, will designate the accounts to be credited, or Premier, if Debt Securities are offered and sold directly by Premier. Ownership of beneficial interests in the Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by Participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form, which may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary or its nominee is the owner of record of a Global Security, the Depositary or its nominee will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Security represented by a Global Security registered in their names, and will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders of the Debt Securities. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary. Beneficial owners must rely on the procedures of the Participant through which it owns its interest in order to exercise any rights of a holder of record of the Debt Securities. Premier understands that under existing industry practices, if Premier requests any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Direct Participants holding the relevant beneficial interests to give or take such action, and the Direct Participants would in turn authorize beneficial owners owning through them to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

    Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee as the registered owner of such Global Security. None of Premier, the Trustee or any other agent of Premier or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Premier has been advised by the Depositary that the Depositary will credit Direct Participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. Premier expects that payments by Participants to owners of beneficial interests in the Global security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such Participants.

    A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of an offering of Debt Securities is exchangeable for Debt Securities in definitive form of like tenor and terms if:

    - the Depositary notifies Premier that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by Premier within 90 days after Premier receives notice; or

    - Premier in its sole discretion at any time determines not to have all of the Debt Securities represented in an by a Global Security and notifies the Trustee.

    If a Global Security is exchangeable, then it is exchangeable for Debt Securities registered in the names and in authorized denominations as the Depositary directs.

PAYMENTS OF PRINCIPAL AND INTEREST

    The applicable prospectus supplement will describe how the payment of principal of, premium, if any, and interest on the Debt Securities will rank with respect to outstanding indebtedness of Premier.

EVENTS OF DEFAULT

    The Indenture will provide that each of the following constitutes an Event of Default with respect to any series of Debt Securities: (i) default for 30 days in the payment when due of interest on the Debt Securities; (ii) default in payment when due of the principal of or premium, if any, on the Debt Securities;
(iii) default in the performance or breach of certain covenants after any notice or applicable grace period; (iv) the failure by Premier or any Restricted Subsidiary (as defined in the Indenture) to pay Indebtedness (as defined in the Indenture) within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated at any time exceeds $10.0 million; (v) failure by Premier or any of its Restricted Subsidiaries to pay final judgments aggregating at any time in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vi) certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary that constitutes a Significant Subsidiary (as defined in the Indenture) or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

    The applicable prospectus supplement will describe any additional Events of Default.

    If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Debt Securities of a series may declare all Debt Securities of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary of Premier that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries of Premier that, taken together, would constitute a Significant Subsidiary, all outstanding Debt Securities will become due and payable without further action or notice. Holders of the Debt Securities may not enforce the Indenture or the Debt Securities except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Debt Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Debt Securities notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    The holders of a majority in aggregate principal amount of the Debt Securities then outstanding by notice to the Trustee may on behalf of the holders of all of the Debt Securities of such series waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Debt Securities.

MODIFICATION AND WAIVER

    From time to time, Premier, when authorized by resolutions of its Board of Directors, and the Trustee, without the consent of the holders of Debt Securities of any series, may amend, waive or supplement the Indenture and the Debt Securities of such series for certain specified purposes, including, among other things:

    - curing ambiguities, defects or inconsistencies,

    - to provide for the assumption of Premier's obligations to holders of the Debt Securities of such series in the case of a merger or consolidation,

    - to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series,

    - to add Guarantors with respect to the Debt Securities of such series,

    - to secure the Debt Securities of such series,

    - to maintain the qualification of the Indenture under the Trust Indenture Act, or

    - to make any change that does not adversely affect the rights of any holder.

    Other amendments and modifications of the Indenture or the Debt Securities issued thereunder may be made by Premier and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected thereby (each series voting as a separate class); PROVIDED, THAT no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby:

(1) reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive the redemption provisions of the Debt Securities (other than, subject to clause (7) below, provisions relating to repurchase of Debt Securities upon the occurrence of an Asset Sale (as defined in the Indenture) or a Change of Control (as defined in the Indenture));

(2) change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

(3) reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

(4) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

(5) waive a default in payment with respect to the Debt Securities or any Guarantee;

(6) reduce the rate or extend the time for payment of interest on the Debt Securities;

(7) following the occurrence of an Asset Sale or a Change of Control, alter the obligation to purchase the Debt Securities of any series as a result thereof in accordance with the Indenture or waive any default in the performance thereof;

(8) adversely affect the ranking of the Debt Securities of any series; or

(9) release any Guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture will provide that Premier may not consolidate or merge with or into (whether or not Premier is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) Premier is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than Premier) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the law of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than Premier) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Premier under the Debt Securities and the Indenture pursuant to supplemental indentures in forms reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of Premier with or into a Wholly Owned Restricted Subsidiary (as defined in the Indenture) of Premier, Premier or the entity or Person formed by or surviving any such consolidation or merger (if other than Premier), or to which such sale, assignment, transfer, lease conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (as defined in the Indenture) immediately after the transaction equal to or greater than the Consolidated Net Worth of Premier immediately preceding the transaction and (B) will, both at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the applicable debt incurrence test.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Premier may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Debt Securities ("Legal Defeasance"), except for (i) the rights of Holders of outstanding Debt Securities to receive payments in respect of the principal of, premium, if any, and interest on such when such payments are due from the trust referred to below, (ii) Premier's obligations with respect to the Debt Securities concerning issuing temporary Debt Securities, registration of Debt Securities, mutilated, destroyed, lost or stolen Debt Securities and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and Premier's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, Premier may, at its option and at any time, elect to have the obligations of Premier released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Debt Securities. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Debt Securities.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) Premier must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Debt Securities, cash in U.S. dollars, non-callable Government Securities (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Debt Securities, on the stated maturity date, and Premier must specify whether the Debt Securities are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) Premier has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Debt Securities, will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Premier or any of its Restricted Subsidiaries is a party or by which Premier or any of its Restricted Subsidiaries is bound; (vi) Premier must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) Premier must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Premier with the intent of preferring the holders of Debt Securities over the other creditors of Premier with the intent of defeating, hindering, delaying or defrauding creditors of Premier or others; and (viii) Premier must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The following summary of certain provisions of Premier's common stock (the "Common Stock") does not purport to be complete and is subject to, and qualified in its entirety by the provisions of Premier's Certificate of Incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

    Premier's authorized capital stock includes 150,000,000 shares of Common Stock, par value $0.025 per share. As of March 1, 1999, there were 76,513,796 of Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of Premier available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of Premier. Holders of Common Stock do not have preemptive, subscription or conversion rights. However, each outstanding share of Common Stock currently has attached to it one right (a "Right") issued pursuant to an Amended and Restated Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, as described under "--Rights Plan" below.

    The outstanding shares of Common Stock are listed on the New York Stock Exchange under the symbol "PKS". Bank One Trust Company, N.A., Oklahoma City, Oklahoma, is the transfer agent and registrar for the Common Stock.

RIGHTS PLAN

    Each outstanding share of Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, for $250.00, subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur of
(i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of Premier (an "Acquiring Person"), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date (the "Flip-in Date") of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer whose consummation will result in the ownership of 15% or more of Premier's outstanding voting stock (even if no shares are actually purchased pursuant to such offer) (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.

    The Rights Agreement provides that an Acquiring Person does not include (A) Premier, (B) any subsidiary of Premier, (C) any employee benefit plan or employee stock plan of Premier, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (D) any person whose ownership of 15% or more of the shares of voting stock of Premier then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 15% beneficial ownership, or (ii) a reduction in the number of issued and outstanding shares of voting stock of Premier pursuant to a transaction or transactions approved by the Board of Directors; PROVIDED, HOWEVER, that any person that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon his acquisition of any additional

1% of Premier's voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause (i) or (ii).

    The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on December 10, 2007, and (ii) the date on which the Rights are redeemed or terminated as described below. The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

    Once any person becomes an Acquiring Person, unless the Rights are earlier redeemed or exchanged as described below, if

    (i) Premier were to be merged into or consolidated with another entity (whether or not related to a 15% stockholder),

    (ii) Premier were to merge with another entity (whether or not related to a 15% stockholder) and be the surviving corporation, but any shares of Premier's Common Stock were changed into or exchanged for other securities or assets, or

   (iii) more than 50% of Premier's assets or earning power were to be sold in one or a series of related transactions,

    each Right then outstanding would "flip-over" and would require that its holder be entitled to buy, at the Rights Exercise Price, that number of shares of common stock of the acquiring company which at the time of the merger or sale would have a market value of two times the Exercise Price of the Right (I.E., a discount of 50%). Any business combination not providing for the issuance of common stock of the acquiring company in compliance with such provisions would be prohibited.

    Unless the Rights are earlier redeemed or exchanged as described below, if a person or group becomes the beneficial owner of 15% or more of Premier's voting stock, each Right not owned by such stockholder would become exercisable, at the Rights Exercise Price, for that number of shares of Preferred Stock which at the time of such transaction would have a market value of two times the Rights Exercise Price.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding voting stock of Premier and before the acquisition by a person or group of 50% or more of the outstanding voting stock of Premier, the Board of Directors may elect to cause Premier to exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Premier's Common Stock per Right, subject to adjustment.

    The Rights are redeemable by Premier by a vote of a majority of the Board of Directors at a price of $0.01 per Right at any time prior to the close of business on the Flip-in Date (or at such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)). The Rights may be redeemed after the time that any person has become an Acquiring Person only if approved by a majority of the Continuing Directors. The Rights have no voting rights, and they are not entitled to dividends.

    The Rights will not prevent a takeover of Premier. The Rights, however, may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of Premier. Nevertheless, the Rights should not interfere with a transaction that, in the judgment of the Board of Directors, is in the best interests of Premier and its stockholders because the Rights can be redeemed, as hereinabove described, before the consummation of such transaction.

    The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Company.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any prospectus supplement may relate. Certain other terms of any series of the Preferred Stock offered by any prospectus supplement will be described in such prospectus supplement. The description of certain provisions of the Preferred Stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to Premier's Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock which will be filed with the Securities and Exchange Commission and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

    Premier has authority to issue 5,000,000 shares of Preferred Stock, $1.00 par value per share. As of December 31, 1998, Premier had 11,500 shares of Preferred Stock outstanding.

PREFERRED STOCK

    Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law (the "GCL") and the Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the GCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

    Subject to limitation prescribed by the GCL, the Certificate of Incorporation and the Bylaws of Premier, the Board of Directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of Preferred Stock of Premier, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of a series of such stock adopted, at any time or from time to time, by the Board of Directors (as used herein the term "Board of Directors" includes any duly authorized committee thereof).

    The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the Preferred Stock. Reference is made to the prospectus supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable, the form of dividend payment and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

    The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of Premier's general creditors.

DIVIDEND RIGHTS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of funds of Premier legally available therefor, cash or payment in kind dividends on such dates and at such rates as set forth in, or as are determined by the method described in, the prospectus supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of Premier on such record dates, fixed by the Board of Directors, as specified in the prospectus supplement relating to such series of Preferred Stock.

    Such dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to such series of Preferred Stock. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and Premier will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which Premier initially issues shares of such series.

    Unless otherwise specified in the applicable prospectus supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of Premier (other than Junior Stock (as defined below)), and (ii) Premier is not in default or in arrears with respect to any mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of Premier of any class or series (other than Junior Stock), Premier may not declare any dividends on any shares of Common Stock of Premier or any other stock of Premier ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of Premier, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of Premier other than Junior Stock.

LIQUIDATION PREFERENCES

    Unless otherwise specified in the applicable prospectus supplement, in the event of any liquidation, dissolution or winding up of Premier, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of Premier available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of Premier ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the prospectus supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Premier, the amounts payable with respect to the Preferred Stock of any series and any other shares of Preferred Stock of Premier (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of Premier will share ratably in any such distribution of assets of Premier in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable prospectus supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by Premier.

REDEMPTION

    A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of Premier, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the Preferred Stock redeemed by Premier will be restored to the status of authorized but unissued shares of Preferred Stock of Premier.

    In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) or by any other method as may be determined by Premier in its sole discretion to be equitable. From and after the redemption date (unless default is made by Premier in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

    Unless otherwise specified in the applicable prospectus supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of Premier ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of Premier will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and Premier will not purchase or otherwise acquire any such shares; PROVIDED, HOWEVER, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION AND EXCHANGE RIGHTS

    The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, another series of Preferred Stock or any other security of Premier will be set forth in the prospectus supplement relating thereto. Such terms may include provisions for conversion, either mandatory, or at the option of the holder or at the option of Premier, in which case the number of shares of Common Stock, the shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the prospectus supplement.

VOTING RIGHTS

    Except as indicated below or in the prospectus supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the State of Delaware or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under "Depositary Shares," if Premier elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Because each full share of any series of Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

DEPOSITARY SHARES

    GENERAL. Premier may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, Premier will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

    The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between Premier and a bank or trust company selected by Premier having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary Bank"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

    The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

    Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of Premier, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts,will be exchangeable for definitive Depositary Receipts at Premier's expense.

    WITHDRAWAL OF PREFERRED STOCK. Upon surrender of the Depositary Receipts to the Depositary Bank, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of the number of whole shares of Preferred Stock represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary Bank will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Owners of Depositary Shares will be entitled to receive only whole shares of Preferred Stock. In no event will fractional shares of Preferred Stock (or cash in lieu thereof) be distributed by the Depositary Bank. Consequently, a holder of a Depositary Receipt representing a fractional share of Preferred Stock would be able to liquidate his position only by sale to a third party (in a public trading market transaction or otherwise), unless the Depositary Shares are redeemed by Premier or converted by the holder.

    DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

    In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of Premier, sell such property and distribute the net proceeds from such sale to such holders.

    REDEMPTION OF DEPOSITARY SHARES. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever Premier redeems shares of Preferred Stock held by the Depositary Bank, the Depositary Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.

    VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Premier will agree to take all action that may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

    AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Premier and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by Premier or the Depositary Bank only if (i) all outstanding Depositary Shares have been redeemed, or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of Premier and such distribution has been distributed to the holders of Depositary Receipts.

    CHARGES OF DEPOSITARY BANK. Premier will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Premier will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including any fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

    MISCELLANEOUS. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from Premier that are delivered to the Depositary Bank and that Premier is required to furnish to the holders of Preferred Stock.

    Neither the Depositary Bank nor Premier will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Premier and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

    RESIGNATION AND REMOVAL OF DEPOSITARY BANK. The Depositary Bank may resign at any time by delivering to Premier notice of its election to do so, and Premier may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

GENERAL

    Premier may issue Warrants to purchase Debt Securities ("Debt Warrants") and/or Warrants to purchase Preferred Stock or Common Stock ("Equity Warrants") (together, the "Warrants"). Warrants may be issued independently or together with any securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between Premier and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the prospectus supplement relating to Warrants being offered pursuant thereto. A copy of the proposed form of Warrant Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

DEBT WARRANTS

    The applicable prospectus supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the Debt Warrant certificates representing such Debt Warrants ("Debt Warrant Certificates"), including the following: (1) the title of such Debt Warrants;
(2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) information with respect to book-entry procedures, if any; (11) a discussion of any material federal income tax considerations; and (12) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

    Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the Debt Securities purchasable upon such exercise.

EQUITY WARRANTS

    The applicable prospectus supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the securities (I.E., Preferred Stock or Common Stock) for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock; (5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and (7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.

    Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of directors of Premier, or any other matter, or to exercise any rights whatsoever as stockholders of Premier.

    The exercise price payable and the number of shares of Common Stock or Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, Premier may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. Premier may, at its option, reduce the exercise price of the Equity Warrants at any time. No fractional shares will be issued upon exercise of Equity Warrants, but Premier will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of Premier as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of the underlying securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

    Warrants may be exercised as set forth in the prospectus supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement, Premier will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                              DESCRIPTION OF UNITS

    Premier may issue Units consisting of two or more other constituent securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single security only, as distinguished from the separate constituent securities comprising such Units. Any such Units will be offered pursuant to a prospectus supplement which will (i) identify and designate the title of any series of Units; (ii) identify and describe the separate constituent securities comprising such Units; (iii) set forth the price or prices at which such Units will be issued; (iv) describe, if applicable, the date on and after which the constituent securities comprising the Units will become separately transferable; (v) provide information with respect to book-entry procedures, if any; (vi) discuss applicable United States Federal income tax considerations relating to the Units; and (vii) set forth any other terms of the Units and their constituent securities.

                              PLAN OF DISTRIBUTION

    Premier may sell the securities in or outside the United States in any of three ways (or in any combination thereof): (i) through underwriters or dealers;
(ii) directly to a limited number of purchasers or to a single purchaser; or
(iii) through agents. The prospectus supplement with respect to any securities will set forth the terms of the offering of such securities, including (a) the name or names of any underwriters, dealers or agents and the respective amounts of such securities underwritten or purchased by each of them, (b) the initial public offering price of such securities and the proceeds to Premier and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and (c) any securities exchanges on which such securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased.

    The securities may be sold directly by Premier or through agents designated by Premier from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by Premier to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best effort basis for the period of its appointment.

    If so indicated in the applicable prospectus supplement, Premier will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Premier at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

    Some or all of the securities may be new issues of securities with no established trading market. Any underwriters to whom securities are sold by Premier for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any securities.

    In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

    Agents and underwriters may be entitled under agreements entered into with Premier to indemnification by Premier against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Certain agents and underwriters may be customers of, engage in transactions with, or perform services for Premier in the ordinary course of business.

                                 LEGAL MATTERS

    Our counsel, Thelen Reid & Priest LLP of New York, New York, will issue an opinion to us on certain legal matters relating to the securities.

                                    EXPERTS

    The consolidated financial statements of Premier Parks Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited the financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 included in our Registration Statement on Form S-3 (File No. 333-46897), as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Six Flags Entertainment Corporation's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  $430,000,000

                                     [LOGO]

                               PREMIER PARKS INC.

                              9 3/4% SENIOR NOTES
                                    DUE 2007

                                ---------------

                             PROSPECTUS SUPPLEMENT
                                 JUNE 24, 1999
                   (INCLUDING PROSPECTUS DATED JUNE 18, 1999)

                             ---------------------

                                LEHMAN BROTHERS
                              SALOMON SMITH BARNEY
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                                  ING BARINGS
                          ALLEN & COMPANY INCORPORATED
                           BNY CAPITAL MARKETS, INC.